File Nos.    333-183087    /811-07949

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No. 2	☒
Post-Effective Amendment No.	☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 15	☒
(Check appropriate box or boxes.)

FIRST SYMETRA SEPARATE ACCOUNT S

(“Registrant”)

First Symetra National Life Insurance Company of New York

(“Depositor”)

260 Madison Avenue, 8th Floor, New York, NY        10016

(Address of Depositor’s Principal Executive Offices)                          (Zip Code)

Depositor’s Telephone Number, including Area Code (425) 256-8000

Name and Address of Agent for Service

David S. Goldstein

777 108th Ave NE, Suite 1200

Bellevue, Washington 98004

(425) 256-8021

Approximate date of Proposed Public Offering:    As Soon as Practicable after the effective date of this registration statement.

If appropriate, check the following:

☐	this pre-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Individual Deferred Flexible Premium Variable Annuity Contracts

November 19, 2012

PROSPECTUS FOR:

First Symetra True

Variable AnnuitySM

VAM-1012/NY	11/12

First Symetra True Variable AnnuitySM

Individual Flexible Premium Deferred Variable Annuity Contract

Issued By:

FIRST SYMETRA NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

and

FIRST SYMETRA SEPARATE ACCOUNT S

Prospectus Dated: November 19, 2012

This prospectus describes the First Symetra True Variable Annuity Contract, and contains important information. Please read it before investing and keep it on file for future reference. This prospectus does not constitute an offering in any jurisdiction in which the Contract may not lawfully be sold.

Under the Contract, you allocate Contract Value to First Symetra Separate Account S (the “Separate Account”), which consists of Sub-accounts, each of which invests exclusively in a particular Portfolio. This variable annuity allows you to allocate Purchase Payments to the following Portfolio companies:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	JPMorgan Insurance Trust
AllianceBernstein Variable Products Fund Series, Inc.	MFS® Variable Insurance Trust
American Century Variable Portfolios, Inc.	MFS® Variable Insurance Trust II
BlackRock Variable Series Fund, Inc.	PIMCO Variable Insurance Trust
Calvert Variable Products, Inc.	Pioneer Variable Contracts Trust
Columbia Funds Variable Insurance Trust	Royce Capital Fund
Delaware VIP Trust	Sentinel Variable Products Trust
Dimensional Fund Advisors	Symetra Mutual Funds Trust
Dreyfus Variable Investment Fund	T. Rowe Price Variable Insurance Portfolios
Fidelity® Variable Insurance Products	Van Eck Variable Insurance Products Trust
Franklin Templeton Variable Insurance Products Trust	Vanguard® Variable Insurance Fund Portfolios
Janus Aspen Series

The Portfolio prospectuses should be read in conjunction with this prospectus and, if not included with this prospectus, are available by request at no charge. For a complete listing of the Portfolios available through the Sub-accounts under the Contract, please see Appendix B of this prospectus.

To learn more about the First Symetra True Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (“SAI”) dated November 19, 2012 which has been filed with the Securities and Exchange Commission (“SEC”). The SAI is incorporated by reference and is legally part of the prospectus. You may request a free copy of the SAI, a paper copy of this prospectus (if you have received it in an electronic format) or a prospectus for any of the underlying Portfolios, by calling us at 1-800-457-9015 or writing us at: PO Box 758501, Topeka, Kansas 66675-8501. The table of contents for the SAI appears at the end of this prospectus. The SEC maintains a website at http://www.sec.gov that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically.

Investment in a variable annuity contract is subject to risks, including the possible loss of principal. The Contracts are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation, Federal Reserve Board, or any other government agency. Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

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DEFINED TERMS

We have used simple, clear language as much as possible in this prospectus. However, by the very nature of the Contracts certain technical words or terms are unavoidable. We have identified the following as some of these words or terms.

Accumulation Phase	The period between the Contract Date and the Annuity Date.
Accumulation Unit	A unit of measure we use to calculate the value in a Sub-account during the Accumulation Phase.
Administrative Office	The First Symetra address to which all applications, Purchase Payments, communications, general correspondence, and other transactional inquires should be mailed.
Annuitant	The natural person on whose life annuity payments for this Contract are based.
Annuity Date	The date annuity payments begin under an annuity option. Any reference to Annuity Date includes the Income Payment Start Date.
Beneficiary	The person or entity designated to receive any Contract benefits upon the Owner’s death.
Business Day	Any day the New York Stock Exchange (“NYSE”) is open for trading. A Business Day generally ends at 4:00 PM Eastern Standard Time or the closing of trading on the NYSE, if earlier.
Contract	The First Symetra True Variable Annuity Contract, which provides variable investment options offered by First Symetra.
Contract Date	The first Business Day the Contract is in force and the date from which we measure Contract Years.
Contract Month	A month measured from the Contract Date or a monthly anniversary of the Contract Date.
Contract Value	The sum of the value of the Sub-accounts attributable to your Contract that have not been applied to provide annuity payments.
Contract Year	A 12-month period starting on the Contract Date or on an anniversary of that date.
General Account	All assets of First Symetra other than those allocated to the Separate Account or any other First Symetra separate account.
Good Order	An instruction that First Symetra receives that is accompanied by all necessary information and supporting legal documentation necessary to effect the transaction.

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Income Payment Start Date	The date guaranteed annual lifetime income payments begin under the prepaid annuity option. The Income Payment Start Date will be no more than 60 calendar days after the Portfolio Termination Date. If the Income Payment Start Date or any anniversary of that date is a non-Business Day, payment will be made as of the next Business Day.
Income Phase	The period beginning on the Annuity Date during which the Payee receives payments.
Internal Revenue Code (the “Code”)	The Internal Revenue Code of 1986, as amended or revised.
Owner	The person or legal entity entitled to exercise all rights and privileges under the Contract. If there are joint Owners, the signatures of both Owners are needed to exercise rights under the Contract. Any reference to Owner in this prospectus includes any joint Owner.
Payee	The person or persons designated by you to receive annuity payments. You are the Payee unless you designate another person as the Payee.
Portfolio	A registered open-end management investment company in which the corresponding Sub-account invests.
Portfolio Termination Date	The date specified by a Prepaid Annuity Portfolio as its Portfolio Termination Date. The Portfolio Termination Date can be found in the prospectus for each Prepaid Annuity Portfolio.
Prepaid Annuity Portfolio	A Portfolio in which a Prepaid Annuity Sub-account invests. A list of the available Prepaid Annuity Portfolios can be found under Appendix B.
Prepaid Annuity Sub-account	A Sub-account identified by us in which you must be invested in order to choose the prepaid annuity option. A list of the available Prepaid Annuity Sub-accounts that invest in the Prepaid Annuity Portfolios can be found under Appendix B.
Purchase Payment	An amount paid to First Symetra for allocation under the Contract, less any applicable taxes due at the time the payment is made.
Separate Account	First Symetra Separate Account S, a segregated asset account established under New York law.
Standard Sub-account	A Sub-account that is not a Prepaid Annuity Sub-account. A list of the available Standard Sub-accounts that invest in the Standard Portfolios can be found under Appendix B.
Sub-account	A division of the Separate Account for which Accumulation Units are separately maintained. Each Sub-account invests exclusively in a particular Portfolio. All references to Sub-account include the Prepaid Annuity Sub-accounts.
Valuation Period	The period that starts at the close of regular trading on the NYSE on any Business Day and ends at the close of regular trading on the next succeeding Business Day.

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WTB Additional Benefit	The WTB Benefit Base minus your Contract Value.
WTB Benefit Base	The Contract Value plus 50% of the WTB Gain.
WTB Earnings	The amount by which your Contract Value exceeds your Purchase Payments adjusted for withdrawals.
WTB Gain	The amount by which your covered Contract Value exceeds the WTB Threshold.
WTB Threshold	The sum of all Purchase Payments reduced for withdrawals that exceed the WTB Earnings.
WTB Threshold Cap	The maximum WTB Threshold used for calculating the WTB Gain. The WTB Threshold Cap is equal to $1 million dollars.

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SUMMARY

This summary provides a brief overview of the First Symetra True Variable Annuity. More information is provided in the prospectus, SAI and your Contract.

What is the purpose of the Contract? The First Symetra True Variable Annuity Contract is an agreement between you, the Owner, and First Symetra National Life Insurance Company of New York (“First Symetra”, “we”, and “us”). The Contract is designed to help you invest on a tax-deferred basis and meet long-term financial goals, such as retirement funding. The Contract provides for guaranteed income and death benefits, subject to applicable terms and conditions. You should not buy the Contract if you are looking for a short-term investment or if you cannot accept the risk of getting back less money than you put in.

What kinds of Contracts are described in the prospectus? The Contracts are available as non-qualified contracts that provide you certain tax deferral features under the Code.

The Contracts are also available as one of the following types of qualified contracts:

•	Individual Retirement Annuity (“IRA”);
•	Roth IRA;
•	Simple IRA; or
•	SEP IRA.

Qualified contracts do not provide additional tax deferral benefit.

How do I invest money in the Contract? We accept initial Purchase Payments in the amount of $25,000 or more. Subsequent Purchase Payments may be made at any time in the amount of $1,000 or more, or if made by electronic funds transfer, in the amount of $250 or more. We will not accept without our prior approval aggregate Purchase Payments in excess of $2 million dollars. All Purchase Payments should be sent to our Administrative Office.

What annuity options are available? You can select one of five basic annuity options under the Contract. The options available are:

•	Life Annuity;
•	Life Annuity with Guaranteed Period;
•	Joint and Survivor Life Annuity;
•	Joint and Survivor Life Annuity with Guaranteed Period; or
•	Period Certain Annuity.

If you have invested in a Prepaid Annuity Sub-account and meet other requirements, you may also elect the prepaid annuity option. All annuity payments will be made on a fixed basis.

What are my investment choices? Currently, the Contract offers Sub-accounts that invest in the Portfolios listed in Appendix B.

Can I make transfers between the Sub-accounts? You can transfer money among the available Sub-accounts 25 times per Contract Year free of a transfer charge. All transfers must meet a $500 minimum transfer amount.

You can use the following strategies at no additional charge:

•	Dollar Cost Averaging;
•	Sub-account Rebalancing; and
•	Customized Transfer Instructions.

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Transfers made under these strategies do not count against your free transfers and may not be subject to the $500 minimum transfer amount.

Can I make withdrawals? You can access your money through partial withdrawals, repetitive withdrawals, and a full surrender. You may have to pay income taxes and tax penalties on any money you withdraw from the Contract.

What are the charges and expenses? The Contract has insurance features and investment features, and there are costs related to each. The charges and expenses for this Contract are summarized in the following Fee Table and discussed in detail in “Section 7 - Charges and Expenses.”

What are the death benefit options? The Contract provides a death benefit equal to the Contract Value. You may also elect an optional death benefit rider that is available for an additional charge. The Wealth Transfer Benefit rider (“WTB rider”) provides an additional death benefit in the event of positive investment performance to help offset taxes and other expenses your surviving Owner or Beneficiary may incur after your death. Generally, the WTB rider works by adding the WTB Additional Benefit to your Contract Value, subject to the terms and conditions described in “Section 8 - Death Benefit and Optional Death Benefit Rider.”

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FEE TABLE

The purpose of the Fee Table is to show you the various fees and expenses you will incur directly and indirectly by buying and owning the Contract. The Fee Table reflects the expenses of the Separate Account as well as the Portfolios.

The Owner Transaction Expenses table describes the fees and expenses that you will pay when you transfer money between Sub-accounts. State premium taxes may also be deducted.

OWNER TRANSACTION EXPENSES	AMOUNT DEDUCTED
TRANSFER CHARGE (Assessed for each transfer in excess of 25 transfers in a Contract Year)	$25

The Periodic Charges table below describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Portfolio fees and expenses.

PERIODIC CHARGES (Not Including Portfolio Operating Fees and Expenses or Optional Benefit Charges)	MAXIMUM AMOUNT DEDUCTED	CURRENT AMOUNT DEDUCTED
SEPARATE ACCOUNT ANNUAL EXPENSES (As a percentage of average daily net assets of each Sub-account/deducted daily)
Mortality and Expense Risk Charge	0.60%	0.60%
Contract Administration Charge (1)	0.30%	0.15%
Sub-account Fund Facilitation Fee (2)	0.15%	0.00%

TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES	1.05%	0.75%

(1)	The Contract administration charge will not change for the life of your contract.
(2)	The Sub-account fund facilitation fee is assessed against the average daily net assets invested in certain Sub-accounts. Currently, we do not assess this fee on any Sub-account.

The Annual Charges For Wealth Transfer Benefit Rider table below describes the fees and expenses that you would pay if you added the optional benefit to your Contract. The WTB rider charges shown are per $1,000 of WTB Additional Benefit.

ANNUAL CHARGES FOR WEALTH TRANSFER BENEFIT RIDER (3)	MAXIMUM CHARGE (4)	CURRENT CHARGE (4)
WEALTH TRANSFER BENEFIT RIDER
Joint owners, the oldest age 95, using unisex rates (5)	$524.34	$434.60
Representative Contract Owner - 55 year old male (6)	$7.42	$5.94

(3)	The WTB rider charges are deducted monthly, first pro-rata from Contract Value invested in the Standard Sub-accounts and then, if there is insufficient funds in the Standard Sub-accounts, pro-rata from the Prepaid Annuity Sub-accounts.
(4)	The charges shown are on an annual basis per $1,000 of WTB Additional Benefit.
(5)	The charges shown for the WTB rider are based on joint owners, the oldest of whom is age 95, and unisex rates. The charge applicable to you will vary based on your attained age, single or joint ownership, and, where allowed by law, sex. A table of current annual charges can be found in Appendix E.
(6)	The charges shown are for an assumed representative Contract Owner who is a 55 year old male using the single life table. The charge applicable to you will vary based on your attained age, single or joint ownership, and, where allowed by law, sex. A table of current annual charges can be found in Appendix E.

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The Total Annual Portfolio Operating Expense Table shows the lowest and highest total operating expenses charged by the Portfolio companies that you pay indirectly during the time you own the Contract. The total operating expenses are expressed as an annual percentage of average daily net assets and are deducted from Portfolio assets. The amounts are based on expenses paid as of the end of the fiscal year December 31, 2011. Actual expenses in the future may be higher or lower. For Portfolios that invest in shares of one or more acquired funds, the total annual operating expenses include fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more acquired funds. The fees and expenses (including management fees, distribution (12b-1) fees and other expenses) for each individual Portfolio are contained in the prospectuses for each Portfolio.

TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES (7)	Lowest	Highest
Expenses that are deducted from Portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses (before any waivers or expense reimbursement)	0.060%	5.510%

Expenses that are deducted from Portfolio assets, including management fees, distribution and/or service 12b-1 fees, and other expenses (after any waiver or expense reimbursement) (8)	0.060%	2.990%

(7)	We reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, that may be imposed by any underlying Portfolio.
(8)	The range of total annual Portfolio operating expenses after any waiver or expense reimbursement takes into account contractual arrangements for certain Portfolios that require the investment advisor to reimburse or waive Portfolio operating expenses until at least April 30, 2013. Advisors to certain Portfolios offered in the Contract agree to waive or reimburse advisory fees or other fees. This reduces Portfolio operating expenses. Such arrangements are described in more detail in the prospectus for each Portfolio.

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EXAMPLES

These examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, Contract fees, Separate Account annual expenses (including the mortality and expense risk charge, the Contract administration charge, the Sub-account fund facilitation fee and, if applicable, any additional rider), and the Portfolio fees and expenses.

For purposes of calculating the examples showing the highest fees and expenses, we assume the imposition of the Sub-account fund facilitation fee even though we do not currently assess it, and the Contract administration charge. The examples do not reflect premium taxes and assume no transfers or partial withdrawals. We based annual expenses of the underlying Portfolios on data provided by the Portfolio companies for the year ended December 31, 2011. The examples do not take into consideration any fee waiver or reimbursement arrangements of the underlying Portfolios. If these arrangements were taken into consideration, the expenses shown would be lower. We did not independently verify the data provided, but we did prepare the examples.

The examples should not be considered a representation of past or future expenses. Your actual costs may be higher or lower. The 5% annual return assumed in the examples is purely hypothetical. Actual returns (investment performance) will vary and may be more or less than 5%.

EXAMPLES WITH WEALTH TRANSFER BENEFIT RIDER SELECTED (1)

You would pay the following expenses on a $10,000 investment in the Contract for the time periods indicated below assuming that you elect the Wealth Transfer Benefit rider available under the Contract and your investment has a 5% return each year. (2)

THE FOLLOWING EXAMPLE ASSUMES THE HIGHEST FEES AND EXPENSES OF ANY OF THE PORTFOLIOS AND PURCHASE OF THE WEALTH TRANSFER BENEFIT RIDER AT AGE 55

If You Surrender Your Contract At The End of Each Time Period				If Your Contract Is Not Surrendered				If Your Contract Is Annuitized
1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$636	$1,880	$3,085	$5,944	$636	$1,880	$3,085	$5,944	$636	$1,880	$3,085	$5,944

THE FOLLOWING EXAMPLE ASSUMES THE LOWEST FEES AND EXPENSES OF ANY OF THE PORTFOLIOS AND PURCHASE OF THE WEALTH TRANSFER BENEFIT RIDER AT AGE 55.

If You Surrender Your Contract At The End of Each Time Period				If Your Contract Is Not Surrendered				If Your Contract Is Annuitized
1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$99	$313	$555	$1,326	$99	$313	$555	$1,326	$99	$313	$555	$1,326

(1)	The examples assume a $10,000 investment in the Contract which is less than the minimum required to purchase this Contract.
(2)	For purposes of calculating the examples, we use the maximum annual guaranteed WTB rider charge for a representative Contract Owner, which is based on a male, age 55 in year 1, age 57 in year 3, age 59 in year 5 and age 64 in year 10. The charges assumed in the periods are $7.42 for year 1, $9.05 for year 3, $10.77 for year 5, and $18.43 for year 10. All charges are per $1,000 of WTB Additional Benefit.

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EXAMPLES WITH STANDARD CONTRACT FEATURES (1)

You would pay the following expenses on a $10,000 investment in the Contract for the time periods indicated below assuming that your investment has a 5% return each year.

THE FOLLOWING EXAMPLE ASSUMES THE HIGHEST FEES AND EXPENSES OF ANY OF THE PORTFOLIOS.

If You Surrender Your Contract At The End of Each Time Period				If Your Contract Is Not Surrendered				If Your Contract Is Annuitized
1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$636	$1,880	$3,085	$5,944	$636	$1,880	$3,085	$5,944	$636	$1,880	$3,085	$5,944

THE FOLLOWING EXAMPLE ASSUMES THE LOWEST FEES AND EXPENSES OF ANY OF THE PORTFOLIOS.

If You Surrender Your Contract At The End of Each Time Period				If Your Contract Is Not Surrendered				If Your Contract Is Annuitized
1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years	1 Year	3 Years	5 Years	10 Years
$98	$306	$530	$1,175	$98	$306	$530	$1,175	$98	$306	$530	$1,175

(1)	The examples assume a $10,000 investment in the Contract which is less than the minimum required to purchase this Contract.

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1. THE ANNUITY CONTRACT

This prospectus describes generally applicable provisions of the First Symetra True Variable Annuity Contract. It is designed to help you invest on a tax-deferred basis and meet long-term financial goals, such as retirement funding. The Contract provides for guaranteed income and death benefits, subject to applicable terms and conditions. You should not buy the Contract if you are looking for a short-term investment or if you cannot accept the risk of getting back less money than you put in.

The Contract is an agreement between First Symetra and you, the Owner, where we promise to pay an income in the form of annuity payments, beginning on a date you select, or a death benefit. When you are investing money, your Contract is in the Accumulation Phase. Once you begin receiving annuity payments, your Contract is in the Income Phase.

The Contract is called a variable annuity because you can choose among the available Sub-accounts. Each Sub-account invests in a corresponding Portfolio, and you can make or lose money depending upon market conditions. The investment performance of the Sub-account(s) you select affects the value of your Contract and, therefore, affects the amount of the annuity payments available at the time of annuitization and your death benefit.

INQUIRIES

Our home office is located at:

First Symetra National Life Insurance Company of New York

260 Madison Avenue

8th Floor

New York, NY 10016

Administrative Office: If you need more information, please contract us at:

First Symetra National Life Insurance Company of New York

PO Box 758501

Topeka, KS 66675-8501

Customer Service By Phone:	1-800-457-9015	For Overnight Mail:	First Symetra National Life Insurance Company of New York 200 West 6th Avenue

On the Internet:	http://www.Symetra.com/ny	Topeka, KS 66603-3704

Transactions made through the Internet. Certain transactions made electronically through the Internet will be accepted if you provide us with certain identification information, such as a password or personal identification information. We will not be liable for following instructions we receive electronically through the Internet that we reasonably believe to be genuine. We may suspend, modify, or terminate our electronic transaction procedures at any time.

OWNER

The Owner (“you”) is as shown on the Contract application, unless changed. You, as the Owner, may exercise all ownership rights under the Contract. The Contract must be issued prior to the Owner reaching the maximum issue age as stated in the Contract. If your birthday falls between the application date and the Contract Date, we will issue the Contract based upon your age as of the application date if requested by you and subject to state regulations.

Joint Owners: A non-qualified Contract can be owned by joint Owners. Each joint Owner has equal ownership rights and must exercise those rights jointly, unless both Owners direct us otherwise in writing. Only two Owners are allowed per Contract. An Owner who is a non-natural person (e.g., a corporation or a trust) may not name a joint Owner.

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If you elected the WTB rider, any joint Owner named on the Contract must be the spouse of the Owner. For information on spousal continuation, please see “Section 8 – Death Benefit and Optional Death Benefit Rider.” Any election otherwise will terminate the WTB rider elected.

Changes to Ownership: You may change the Owner or joint Owner by sending us a signed and dated request. If you designate someone else as Owner, that person must not have been older than the maximum issue age as of the Contract Date. The WTB rider will terminate if you add or replace an Owner to the Contract. Unless you specify otherwise, a change in ownership is effective as of the date you signed the notice of change, subject to any payments made or actions we may take prior to receipt of the notice.

Use care when naming joint Owners and making changes to the ownership of your Contract and consult your agent or other advisor if you have questions.

ANNUITANT

You initially name the Annuitant and any joint Annuitant on your Contract application. This designation can be changed at any time prior to the Annuity Date, unless the Contract is owned by a non-natural person (e.g., corporations or trusts). Unless you specify otherwise, a change in Annuitant is effective as of the date you signed the notice of change, subject to any payments made or actions we may take prior to receipt of the notice. Only two Annuitants are allowed per Contract. Each Annuitant must be age 85 or younger as of the Contract Date. Annuity payments must begin prior to the Annuitant reaching the maximum annuitization age as stated in the Contract. If there are joint Annuitants, the birth date of the older Annuitant will be used to determine the latest Annuity Date.

If you have not designated someone else prior to the Annuity Date, you are the Annuitant. For natural Owners, if you elected the WTB rider, the Annuitant(s) and Owner(s) must be the same at all times or the WTB rider will terminate. For the prepaid annuity option, if the Contract is owned by a natural person, the Annuitant(s) must be the Owner(s) and cannot be changed without eliminating the guarantee provided under the prepaid annuity option.

BENEFICIARY

The Beneficiary is the person or entity that is entitled to receive a benefit as described in “Section 8 – Death Benefit and Optional Death Benefit Rider.” You initially name the Beneficiary on your Contract application and can change the Beneficiary at any time (by sending a signed and dated request) unless you have designated the Beneficiary as irrevocable. An irrevocable Beneficiary must consent in writing to any change. A new Beneficiary designation revokes any prior designation and is effective when signed by you. We are not responsible for the validity of any Beneficiary designation nor for any actions we may take prior to receiving and recording a Beneficiary change. After your death, the Beneficiary has the right to receive the death benefit or to change the Payee for remaining annuity payments. Thus, Beneficiaries should notify us of a death as promptly as possible.

ASSIGNMENT

You can assign the Contract unless restricted by applicable law; however, the new Owner cannot be older than the maximum issue age on the Contract Date. Assignments may result in current taxation and, if you are under age 59 1/2, a 10% tax penalty. If this Contract is assigned, we will treat it as a change of ownership and all rights will be transferred. If the WTB rider is in effect and you assign the Contract, the WTB rider will terminate. We are not bound by any assignment unless it is in writing. Assignments are effective on the date you sign the notice of assignment, subject to all payments made and actions we take before we receive a signed copy of the assignment form at our Administrative Office. We are not liable for payments made prior to receipt of an effective assignment. We are not responsible for the validity of any assignments, tax consequences, or actions we may take based on an assignment later determined to be invalid. Assigning the Contract or changing the Owner can have a negative impact on the death benefit. See “Section 8 – Death Benefit and Optional Death Benefit Rider.”

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If your Contract is an Individual Retirement Annuity (“IRA”) or otherwise issued in connection with a tax-qualified retirement plan, your ability to assign the Contract may be limited.

2. PURCHASE

PURCHASE PAYMENTS

If you are age 85 or younger, you may purchase a Contract with a minimum initial Purchase Payment of $25,000. Additional Purchase Payments of $1,000 or more ($250 if made electronically) may be added at anytime during the Accumulation Phase. We may reduce the minimum Purchase Payment requirements under certain circumstances. For IRAs and Roth IRAs, because the minimum initial Purchase Payment we accept exceeds the annual contribution limits for IRAs and Roth IRAs, your initial Purchase Payment must include a rollover contribution.

We will not accept, without our prior approval, aggregate Purchase Payments in excess of $2 million dollars.

Purchase Payments should be made payable to First Symetra National Life Insurance Company of New York and must be made in a form acceptable to us. You may choose to make Purchase Payments:

•	By personal check; or
•	By wire transfer.

We will not accept Purchase Payments made in the following forms:

•	Cash;
•	Credit cards; and
•	Money orders or travelers checks.

We reserve the right to not accept third-party checks, however, in some circumstances and at our discretion, we may accept third-party checks that are from a rollover or transfer from other financial institutions.

Initial Purchase Payments. Your initial Purchase Payment must be forwarded to our Administrative Office and is normally credited to your Contract within two Business Days of our receipt at our Administrative Office. If your initial Purchase Payment is not in Good Order, we will contact you to get the necessary information. If we cannot get all the required information within five Business Days, we will either return your initial Purchase Payment or get permission to keep it until we have received the necessary information. However, if the necessary information is not received after 15 Business Days, we will reject your application and return the initial Purchase Payment to you. In most situations, your Contract Date is the date your application and initial Purchase Payment are received in Good Order.

We reserve the right to refuse any application or initial Purchase Payment. If we refuse an application or any Purchase Payment, we will return it to you within five Business Days.

We will not deem an application that is accompanied by an initial Purchase Payment sent to any other office besides our Administrative Office as received by us until it reaches our Administrative Office.

Additional Purchase Payments. Additional Purchase Payments may be made at any time by sending them to our Administrative Office and should include your Contract number. Additional Purchase Payments received in Good Order and mailed to our Administrative Office will be credited to your Contract on the same Business Day as received by us. However, any Purchase Payment received after the end of a Business Day will be credited the next Business Day. We reserve the right to disallow future Purchase Payments and will send you a written notice at least 31 days prior to the date we stop accepting additional Purchase Payments. This means that if we exercise these rights, you will not be able to make additional Purchase Payments and therefore will no longer be able to increase your Contract Value through additional Purchase Payments to the Contract. Any guaranteed or optional

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benefits you may have elected and which are determined by the amount of Purchase Payments will also no longer be able to be increased through any additional Purchase Payments to the Contract. You should consider these Purchase Payment limitations, and all other limitations in this Contract, and how they may impact your long-term investment plans, especially if you intend on making additional Purchase Payments over a long period of time.

We will not deem Purchase Payments sent to any other office besides our Administrative Office as received by us until they reach our Administrative Office. Each Purchase Payment is subject to acceptance and approval by us.

We reserve the right to refuse any Purchase Payment that is over $2 million dollars; that aggregated with previous Purchase Payments, exceeds $2 million dollars; that does not meet our minimums; that is not in Good Order; that we determine is made for market timing purposes; or is otherwise contrary to law for First Symetra to accept.

ALLOCATION OF PURCHASE PAYMENTS

You tell us how to apply your initial Purchase Payment by specifying your desired allocation among the available Sub-accounts on the Contract application. Unless you tell us otherwise, subsequent Purchase Payments will be allocated in the same proportion as your most recent Purchase Payment (unless that was a Purchase Payment you directed us to allocate on a one-time-only basis). You may change the way subsequent Purchase Payments are allocated by providing us with written instructions, by telephoning us or electronically by the Internet if we have your written authorization to accept telephone or Internet instructions. See “Section 5 – Transfers Among the Sub-accounts.”

ACCUMULATION UNITS

Your Contract Value will go up or down depending upon the investment performance of the Sub-account(s) you choose. In order to keep track of this, we use a unit of measure called an Accumulation Unit.

We calculate the value of an Accumulation Unit for each Sub-account at the time the NYSE closes each day, which is generally 4:00 Eastern Standard Time. To determine the current Accumulation Unit value, we take the prior Business Day’s Accumulation Unit value and multiply it by the net investment factor for the current day. Changes in the Accumulation Unit value reflect the investment performance of each Sub-account as well as the deductions for the mortality and expense risk charge, the Contract administration charge, Sub-account fund facilitation fee and taxes. The value of an Accumulation Unit will usually go up or down from day to day.

The net investment factor is used to measure the daily change in the Accumulation Unit value for each Sub-account. The net investment factor for any Sub-account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) where:

1.	is the net asset value per share of the applicable Portfolio held in the Sub-account determined as of the end of the current Valuation Period, plus the per-share amount of any dividend or capital gain distributions made by the Portfolio on shares held in the Sub-account if the ex-dividend date occurs during the current Valuation Period;

2.	is the net asset value per share of the Portfolio held in the Sub-account determined at the end of the prior Valuation Period;

3.	is a daily factor representing the mortality and expense risk charge, the Contract administration charge, the Sub-account fund facilitation fee and any taxes or amounts set aside as a reserve for taxes attributable to the applicable Contracts, expressed as a percentage of the total net assets of the Sub-account adjusted for the number of days in the Valuation Period.

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When you make Purchase Payments or transfers into a Sub-account, we credit your Contract with Accumulation Units. We determine the number of Accumulation Units to credit by dividing the amount of the Purchase Payment allocated to a particular Sub-account by the value of the Accumulation Unit for that particular Sub-account. If we receive a Purchase Payment before the close of business on a Business Day, we will use that day’s Accumulation Unit value. If we receive a Purchase Payment after the close of business on a Business Day, we will use the following day’s Accumulation Unit value.

Example: Assume that we receive a $10,000 Purchase Payment from you. You have told us you want this to go to the Fidelity VIP Mid Cap Sub-account. At the end of the Business Day that we received the Purchase Payment, we determine that the value of an Accumulation Unit for the Fidelity VIP Mid Cap Sub-account is $34.12. We then divide $10,000 by $34.12 and credit your Contract on that night with 293.10 Accumulation Units for the Fidelity VIP Mid Cap Sub-account.

We process withdrawals and transfers of Contract Value from a Sub-account in a similar manner using the applicable Accumulation Unit value for the Sub-accounts involved in the transaction. A withdrawal involves the deduction of Accumulation Units of the Sub-accounts from which the withdrawal is taken. Transfers involve the deduction of Accumulation Units of the Sub-accounts from which the transfer is taken and the crediting of Accumulation Units of the Sub-accounts to which the transfer is made.

RIGHT TO EXAMINE

You may cancel the Contract without charge by returning it to us or to your registered representative within the period stated on the front page of your Contract. We include a refund of all charges that may have been deducted from your Contract if you cancel your Contract during this period. This period will be at least 10 days. You will receive your Contract Value as determined on the date you return your Contract, plus the refund of all fees and charges deducted. If the Contract is a replacement of another insurance or annuity contract, you may return the Contract within 60 days from the date you received it, and receive a refund of the Contract Value plus any fees or charges deducted under the Contract. Because of the market risks associated with investing in the Sub-accounts, the Contract Value returned may be more or less than the Purchase Payments you have paid.

For Contracts purchased as an IRA and returned to us within seven days after you receive it, First Symetra will refund the greater of your Contract Value or your Purchase Payments. During this seven day period, we will allocate the Purchase Payments designated for the various Portfolios to the then available money market Portfolio. After seven days, the right to examine provision, as shown in your Contract, will continue to apply.

3. ANNUITY PAYMENTS (INCOME PHASE)

During the Income Phase, the Payee will receive payments from your annuity. The annuity option you select will determine, among other things, the annuity payment start date and frequency. Switching to the Income Phase is irrevocable. Once you begin receiving annuity payments, you cannot switch back to the Accumulation Phase. Once the Income Phase begins, you cannot add Purchase Payments, make withdrawals, change or add an Annuitant, or change the annuity option. When the entire Contract Value has been annuitized, no death benefit will be applicable. If you transfer the right to receive annuity payments to someone else, there may be gift and income tax consequences.

ANNUITY DATE

Generally, the Income Phase will start no later than the date the oldest Annuitant attains age 95, but may be earlier for certain qualified Contracts or if required by law. We will send notice to you prior to the scheduled Annuity Date and request that you verify all the information we currently have on file. At this time, you may request a different Annuity Date, including a date later than the scheduled Annuity Date. The new Annuity Date may not be later than the 101st birthday of the oldest Annuitant. Any extension of an Annuity Date is subject to our approval. Any extension of the Annuity Date past age 95 will require a termination of the WTB rider, if elected, prior to our approval of the extension.

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PARTIAL ANNUITIZATION

You may choose to annuitize a portion of your Contract Value. In this situation, your Contract Value will be divided into two parts. The non-annuitized portion would remain in the Accumulation Phase, while the annuitized portion would be moved to the Income Phase. The amount of the Contract Value you choose to apply to an annuity option will be treated as a withdrawal and impact the death benefit and the amount payable under any optional death benefit rider as shown in Appendix D.

Caution should be exercised in choosing to annuitize a portion of Contract Value. Also, if this is a qualified Contract, you may need to meet required minimum distribution rules, which can be quite complex. Before choosing to annuitize all or a portion of your Contract Value, you should consult your tax advisor. See “Section 9 – Taxes” for more information.

BASIC ANNUITY OPTIONS

Under the basic annuity options, you can switch to the Income Phase at any time by notifying us in writing at least 30 days prior to the date that you want annuity payments to begin. You name the Payee when you elect an annuity option and you may change the Payee designation at any time by writing to us. You may select or change a basic annuity option at any time prior to switching to the Income Phase by completing an election form that you can request in writing or by phone from us or by downloading the form from our web site.

ANNUITY PAYMENTS UNDER THE BASIC ANNUITY OPTIONS

Basic annuity payments will be made on a fixed basis and the dollar amount of the annuity payments will not vary with investment performance. Your Contract contains the Guaranteed Fixed Annuity Purchase Rate Table we use to determine the amount of your annuity payments under all basic life annuity options. We determine the amount of your annuity payments by dividing your Contract Value being annuitized by the amount shown in the table for your age and annuity option selected. The table factors in an assumed effective interest rate of 1.0%. Payout rates will never be less than those shown in your Contract but if current rates are more favorable to you, we will determine your annuity payments based upon the more favorable rates.

You may choose one of the basic annuity options listed below or any other option you want and that we agree to provide. The amount of each annuity payment depends on many factors including the guarantees, if any, under the basic annuity option you choose, the frequency of annuity payments, the Annuitant’s age at the time you switch to the Income Phase, and the Annuitant’s sex. If you choose a life annuity option, the number of annuity payments the Payee receives depends on how long the Annuitant lives, not the Annuitant’s life expectancy. The available basic annuity options are as follows:

Life Annuity. The Payee receives annuity payments as long as the Annuitant is living. Annuity payments stop when the Annuitant dies. There is no minimum number of payments with this option.

Life Annuity with Guaranteed Period. The Payee receives annuity payments for the longer of the Annuitant’s life or a guaranteed period, as selected by you and agreed to by us. The amount of the annuity payments may be affected by the length of the guaranteed period you select. A shorter guaranteed period will result in higher annuity payments during the Annuitant’s life and fewer or no remaining guaranteed payments to the Payee. A longer guaranteed period will result in lower annuity payments. If the Annuitant dies before the guaranteed payments have been made, the remaining payments will be made to the Payee. Annuity payments stop on the later of the date the Annuitant dies or the date the last guaranteed payment is made.

Joint and Survivor Life Annuity. The Payee receives annuity payments as long as either Annuitant is living. After either Annuitant dies, the Payee receives a specified percentage of each annuity payment as long as the other Annuitant is living. You name the joint Annuitant, Payee and payment percentages at the time you elect this option and they cannot be changed once the Income Phase begins. Choosing lower percentages to be paid after the death of either Annuitant results in higher payments while both Annuitants

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are living. Annuity payments stop the later of the date the Annuitant dies or the date the joint Annuitant dies.

Joint and Survivor Life Annuity with Guaranteed Period. The Payee receives annuity payments for the longer of the Annuitant’s life, the joint Annuitant’s life or a guaranteed period, as selected by you and agreed to by us. The full benefit amount will continue to be paid to the Payee until the later of the first death of either the Annuitant or joint Annuitant and the end of the guaranteed period. If only one Annuitant is alive when the guaranteed period ends, a percentage of the payment amount will continue to be paid to the Payee. You name the joint Annuitant, Payee and payment percentages at the time you elect this option. The joint Annuitant and payment percentages cannot be changed once the Income Phase begins. Choosing lower percentages to be paid after the death of either Annuitant results in higher payments while both Annuitants are living. Annuity payments stop the later of the date the Annuitant dies, the joint Annuitant dies or the date the last guaranteed payment is made.

Period Certain Annuity. The Payee receives annuity payments for a guaranteed period of time, as selected by you and agreed to by us. This guaranteed period may not exceed the Annuitant’s life expectancy. This option does not guarantee payments for the rest of the Annuitant’s life. If your Contract is a qualified Contract, period certain payments without a life contingency may not satisfy minimum required distribution rules. Annuity payments stop at the end of the guaranteed period. Consult a tax advisor before electing this option.

If you do not choose an annuity option at least 30 days before the latest Annuity Date specified in your Contract, we will make annuity payments under the Life Annuity with Guaranteed Period using a guaranteed period of 10 years.

You may choose to have annuity payments made on a monthly, quarterly, semi-annual or annual basis. We may choose to distribute your Contract Value in a lump sum if it is equal to or less than $2,000 or monthly annuity payments would be less than $20. We also reserve the right to change the payment frequency if payment amounts would be less than $250. You may elect to have payments delivered by mail or electronically transferred to a bank account.

Proof of Age or Sex. We may require proof of age or sex before beginning annuity payments under any basic annuity option based on life or life expectancy. If the age or sex of any Annuitant has been misstated, annuity payments will be based on the corrected information. Underpayments will be made up in a lump sum with the next scheduled payment. Overpayments will be deducted from future payments until the total is repaid. We will credit interest on underpayments but will not charge interest on overpayments. We may require evidence satisfactory to us that an Annuitant is living before we make any payment.

PREPAID ANNUITY OPTION

The prepaid annuity option is a life annuity that provides guaranteed annual lifetime annuity payments beginning on the Income Payment Start Date. The primary advantage of choosing the prepaid annuity option over another annuity option is to lock in the $1 of annual lifetime annuity income per Prepaid Annuity Sub-account Accumulation Unit at the time you invest in the Prepaid Annuity Sub-account. In order to have the prepaid annuity option available to you, your Contract Value or a portion of your Contract Value must be allocated to a Prepaid Annuity Sub-account on the corresponding Portfolio’s Portfolio Termination Date. Prior to the Portfolio Termination Date, you must elect to annuitize your Contract Value or a portion of your Contract Value allocated to the maturing Prepaid Annuity Portfolio’s corresponding Prepaid Annuity Sub-account. If you elect to begin annuity payments under this option, each Accumulation Unit attributable to a Prepaid Annuity Sub-account will purchase one dollar of guaranteed annual lifetime income. Under this annuity option, the Payee receives annuity payments so long as the Owner is living on the Income Payment Start Date, and they continue until the Owner dies. Additional terms and conditions are described below.

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Designation of Owner and Annuitant: You, as the Owner, are the life upon which the guaranteed annual lifetime annuity payments will be based. For purposes of this annuity option, you must be the Annuitant, and you cannot designate someone else as the Annuitant. For Contracts owned by a non-natural person, the Annuitant is the person on whose life payments are based. If the Contract is owned by joint Owners, you must designate one of the Owners as the life upon which annuity payments under this option will be based. This designated Owner’s birth year must fall within the birth year range of the corresponding Prepaid Annuity Portfolio, and the guaranteed income will be based on that Owners’ life. See Appendix B for the current list of Prepaid Annuity Portfolios and applicable birth year ranges.

Accumulation Units. As with other Sub-accounts, the investment performance of the Prepaid Annuity Sub-account(s) will cause your Contract Value to go up or down. In order to keep track of this, we use a unit of measure called an Accumulation Unit. When you make Purchase Payments or transfers into a Prepaid Annuity Sub-account, we credit your Contract Value with Accumulation Units. On the Portfolio Termination Date of the maturing Portfolio, any Accumulation Units attributable to the corresponding Prepaid Annuity Sub-account will purchase one dollar worth of annual income beginning on the Income Payment Start Date if you choose to annuitize under this option. For example, if you own 5,000 Accumulation Units on the Portfolio Termination Date, you will receive a $5,000 payment each year for the rest of your life. Fractional shares will equal a fractional payment. If you own 2,555.50 shares, you will receive a $2,555.50 payment each year for the rest of your life. However, if your birth year does not correlate to the underlying Portfolio of the Prepaid Annuity Sub-account in which you are invested, the prepaid annuity option will not be available to you. Any Accumulation Units attributable to the Prepaid Annuity Sub-accounts will be valued using the net investment factor described under “Section 2 – Accumulation Units.” Please see Appendix C for an example of how Accumulation Units are credited and deducted for this option.

Prior to the Portfolio Termination Date of a Prepaid Annuity Portfolio, amounts allocated to that Prepaid Annuity Sub-account are fully redeemable and transferable. Any withdrawals or transfer from the Prepaid Annuity Sub-account will reduce the number of Accumulation Units and reduce the annuity payment. Similarly, additional allocations or transfers to the Prepaid Annuity Sub-accounts will increase the number of Accumulation Units and will increase the amount of the annuity payments that you may receive if you elect the prepaid annuity option. For more information on how we determine the number of Accumulation Units to credit and deduct from your Contract Value, see “Section 2 – Accumulation Units.”

Portfolio Termination Date. We will send you notice 90 days prior to the Portfolio Termination Date of the Prepaid Annuity Sub-account’s corresponding Portfolio in which you are invested. You must either elect to apply the entire Contract Value invested in the Prepaid Annuity Sub-account to the prepaid annuity option or transfer the entire Contract Value invested in that Prepaid Annuity Sub-account to any other Sub-accounts available under the Contract. If you do not respond to our notice or you do not choose to annuitize upon the Portfolio Termination Date and have not provided transfer instructions, your Contract Value invested in the Prepaid Annuity Sub-account will be transferred to the money market Sub-account available under the Contract. If the notice is returned to us as undeliverable, we will attempt to locate a current address for you by contacting your registered representative and using public databases. If we do not locate you prior to the Portfolio Termination Date, your Contract Value invested in the Prepaid Annuity Sub-account will be transferred to the money market Sub-account available under the Contract, and the guaranteed annual lifetime income equal to $1 for each Prepaid Annuity Sub-account Accumulation Unit will no longer be applicable.

If you choose to annuitize under the prepaid annuity option but annuity payments under the Life Annuity Option as described above under “Section 3 – Basic Annuity Options”, would be greater, we will make annuity payments under the Life Annuity Option instead.

If you die prior to the Portfolio Termination Date, the guaranteed annual lifetime income will no longer be applicable and the death benefit payable under your Contract will be the death benefit as described under

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“Section 8 – Death Benefit and Optional Death Benefit Rider,” unless any surviving joint owner’s birth year falls within the Portfolio’s birth year range.

If any Prepaid Annuity Sub-account becomes unavailable or is otherwise closed to new Purchase Payments, then you will not lose the benefit of the prepaid annuity option. Your Accumulation Units invested in any Prepaid Annuity Subaccount will remain outstanding. You will continue to have the option to elect to receive annual lifetime income equal to $1 for each Accumulation Unit then outstanding and your annuity payments will start on the Income Payment Start Date determined by the original Portfolio Termination Date.

Proof of Age. Prior to the Portfolio Termination Date, we will require proof that the designated Owner’s birth year is within the birth year range of the particular Prepaid Annuity Sub-account’s corresponding Portfolio. If you are not in the birth year range of the maturing Prepaid Annuity Portfolio, the guarantee does not apply and you can choose to do one of the following:

•

transfer the entire Contract Value invested in the Prepaid Annuity Sub-account corresponding to the maturing Prepaid Annuity Portfolio to a Prepaid Annuity Sub-account appropriate for the designated Owner’s age; or

•	transfer the entire Contract Value invested in the Prepaid Annuity Sub-account corresponding to the maturing Prepaid Annuity Portfolio to any Standard Sub-account available under the Contract.

If you transfer the entire Contract Value invested in the Prepaid Annuity Sub-account corresponding to the maturing Prepaid Annuity Portfolio to any Standard Sub-account available under the Contract, the prepaid annuity option will no longer be available to you. If you later choose to annuitize all or a portion of your Contract Value, the basic annuity options will be available to you. If you do not provide us with instructions, your Contract Value invested in the Prepaid Annuity Sub-account will be transferred to the money market Sub-account available under the Contract.

Income Payment Start Date. If you have elected the prepaid annuity option, annuity payments will begin on the Income Payment Start Date and continue annually on the anniversary of this date until your death. On the Portfolio Termination Date, we will determine the number of Prepaid Annuity Sub-account Accumulation Units you have. On the Income Payment Start Date and every anniversary of that date until your death, we will make an annuity payment to you equal to one dollar for each Accumulation Unit of the applicable Prepaid Annuity Sub-account you held on the Portfolio Termination Date. For example, if on the Portfolio Termination Date you have 10,000 Accumulation Units, we will pay you $10,000 on the Income Payment Start Date and every anniversary of that date until your death. Once started, annuity payments will continue until your death. There is no minimum number of payments with this option, which means you could receive no payment if you die after the Portfolio Termination Date but before the Income Payment Start Date.

Annuity payments made under the prepaid annuity option are made on an annual basis. You may elect to have payments delivered by mail or electronically transferred to a bank account.

Availability. The prepaid annuity option will only be available to you, if you meet the following conditions:

•

on the Portfolio Termination Date you are invested in a Prepaid Annuity Sub-account corresponding to the maturing Prepaid Annuity Portfolio and your birth year is in the birth year range for that Sub-account’s corresponding Prepaid Annuity Portfolio;

•	you elect to begin payments under the prepaid annuity option prior to the Portfolio Termination Date; and
•	you are alive on the Portfolio Termination Date.

If any of the above conditions are not met, the prepaid annuity option will not be available to you. The basic annuity options described above may still apply and be available to you.

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Important Information. There are several important points to consider before investing in the Prepaid Annuity Sub-accounts and electing the prepaid annuity option:

•

The prepaid annuity option only applies to the portion of your Contract Value invested in the Prepaid Annuity Sub-accounts. You alternatively could invest in any other Standard Sub-account we offer, and select another basic annuity option at a future date when you are ready to annuitize all or a portion of your Contract Value.

•

Withdrawals and transfers out of the Prepaid Annuity Sub-accounts will reduce the number of Accumulation Units held in the Prepaid Annuity Sub-accounts. Thus, withdrawals and transfers may significantly reduce or eliminate the value of the annuity payment.

•

The prepaid annuity option is only available to an Owner 1) who has allocated Contract Value to a Prepaid Annuity Sub-account; and 2) whose birth year meets the birth year range of the underlying Portfolio for that corresponding Prepaid Annuity Sub-account.

•

The prepaid annuity option is a life only option based upon a single life. You should consider all annuity options before selecting the prepaid annuity option or investing in any Prepaid Annuity Sub-account. Other annuity options may be more suitable for you.

•	Contract Value invested in the Portfolios corresponding to the Prepaid Annuity Sub-accounts will be subject to market risk like any other Sub-account offered by this prospectus.

The prepaid annuity option requires you to invest in the Prepaid Annuity Sub-accounts, which in turn invest in the Symetra Pension Reserve Funds (also the “Funds”) managed by our affiliate, Symetra Investment Management, Inc. (“SIMI”). Each of the Symetra Pension Reserve Funds has a termination date and birth year range that correlates with the date when an investor born in that birth year range anticipates applying his or her accumulated value to the purchase of a lifetime annuity. The Symetra Pension Reserve Funds seek investment returns that would provide an amount on the Fund’s respective termination date approximately equal to the then present value of the specified annual lifetime annuity payments we guarantee under the Contract if, among other things, your birth year falls within the birth year range identified in the Fund’s name.

Therefore, to the extent the Symetra Pension Reserve Portfolios achieve their investment objective, we will be able to meet our guarantee obligations under the prepaid annuity option without drawing upon other resources. Conversely, to the extent that any Symetra Pension Reserve Portfolio falls short of achieving its investment objective, we will be required to use our other resources to meet our guarantee obligations under the prepaid annuity option. As a result, although our interests are generally aligned with the investment objective of each Symetra Pension Reserve Portfolio, our interests could conflict with such investment objective to the extent that a Symetra Prepaid Annuity Portfolio takes on risks in order to seek returns in excess of the returns necessary to achieve its investment objective.

4. SUB-ACCOUNT OPTIONS

SUB-ACCOUNT OPTIONS

During the Accumulation Phase, you may allocate your Purchase Payments and Contract Value to any of the Sub-accounts available under the Contract. Each Sub-account invests exclusively in the shares of one underlying Portfolio that has its own investment objective. The Portfolios are not offered directly to the public, but are available to life insurance companies and their separate accounts as investment options for variable annuity and variable life insurance contracts and to qualified plans.

A list of each Portfolio, its investment objective, and its investment advisor is listed under Appendix B. There is no assurance that any of the Portfolios will achieve their stated objectives. You can find more detailed information about the Portfolios, including a description of risks and expenses, in the prospectuses for the Portfolios, which can be obtained without charge by contacting our Administrative Office. You should read those prospectuses carefully before investing. If you have received a summary prospectus for any of the Portfolios listed in Appendix B, please follow the instructions on the first page of the summary prospectus to obtain a copy

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of the full Portfolio prospectus.

Currently we do not assess a Sub-account fund facilitation fee under the Contract. However, we reserve the right to impose a Sub-account fund facilitation fee on Contract Value allocated to any of the Sub-accounts. See “Section 7 – Charges and Expenses” for more information.

In addition to selling shares to the Separate Account, the Portfolios may sell shares to other separate accounts of other insurance companies to support variable annuity contracts and variable life insurance policies and to qualified plans. It is possible that, in the future, it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of life insurance companies to invest simultaneously in the Portfolios. Currently, neither we nor the Portfolios foresee any such disadvantages. The Portfolios must monitor events to identify material conflicts between such owners and determine what action, if any, should be taken. In addition, if we believe a Portfolio’s response to any of those events conflicts with or insufficiently protects Contract Owners, we will take appropriate action. For more information about the risks associated with the use of the same funding vehicle for both variable annuity contracts and variable life insurance policies of various insurance companies and/or qualified plans, see the prospectuses of the Portfolios that are available upon request if they do not accompany this prospectus.

The investment performance for the Portfolios may differ substantially from publicly traded mutual funds with similar names and objectives. There can be no assurance, and we make no representation, that the investment performance of the Portfolios will be comparable to any other Portfolio, even those with the same investment objectives and policies and advisor or manager. Certain Portfolios available through the Contract have names similar to funds not available through the Contract. The performance of a fund not available through the Contract does not indicate performance of a similarly named Portfolio available through the Contract. Differences in fund size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all these reasons, you should expect investment results to differ.

Please note that there can be no assurance that any money market portfolio will be able to maintain a stable net asset value per share. During extended periods of low interest rates, and due in part to Contract fees and expenses, the yields of any Sub-account investing in a money market portfolio may also become extremely low and possibly negative.

SHORT-TERM REDEMPTION FEES

Certain Sub-accounts invest in Portfolios that impose a short-term redemption fee. Those Portfolios are: Fidelity VIP Energy Portfolio, Fidelity VIP Financial Services Portfolio, and the Fidelity VIP Technology Portfolio. An Owner who chooses to redeem Accumulation Units of a Sub-account invested in any of these Portfolios will be subject to a 1.00% short-term trading fee if the Accumulation Unit has been held for less than 60 days. For this purpose, Accumulation Units held longest will be treated as being redeemed first and Accumulation Units held shortest as being redeemed last.

Redemption fees will be incurred when you withdraw Contract Value invested in one of the Sub-accounts or you transfer Contract Value out of one of these Sub-accounts. The fee applies to both one-time transactions, scheduled transfers and withdrawals involving the Sub-accounts. The redemption fee will not apply to deductions from your Contract Value to pay the mortality and expense risk charge, the Contract administration charge or other charges under the Contract. The redemption fee will also not apply to annuity payments or to any other transactions the applicable Portfolio or First Symetra designates as exempt.

Redemption Fee Example 1: Assume you allocate Contract Value to the Fidelity VIP Energy Sub-account and we credit your Contract with 100 Accumulation Units of that Sub-account. Further assume that 58 days later you make a transfer out of the Fidelity VIP Energy Sub-account redeeming 50 Accumulation Units and the value of those 50 Accumulation Units is equal to $500. We would assess a redemption fee equal to 1% of $500. The redemption fee would be equal to $5.00 (1% of $500).

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Redemption Fee Example 2: Assume you allocate Contract Value to the Fidelity VIP Energy Sub-account and we credit your Contract with 100 Accumulation Units of that Sub-account. On day 50, you allocate additional Contract Value to the Fidelity VIP Energy Sub-account and we credit your Contract with another 50 Accumulation Units of that Sub-account. Further assume, on day 65, you make a transfer out of the Fidelity VIP Energy Sub-account, redeeming 125 Accumulation Units, and the value of each Accumulation Unit is $10.

The first step is to determine which Accumulation Units are redeemed. Using the first-in, first-out rule, all 100 Accumulation Units purchased on day one are redeemed, and 25 of the 50 Accumulation Units purchased on day 50 are redeemed. The 100 Accumulation Units purchased on day one are not subject to the redemption fee, but the 25 Accumulation Units purchased on day 50 are subject to the fee. The value of the Accumulation Units subject to the redemption fee is $250 (25 units at $10 per unit). The redemption fee is $2.50 (1% of $250). We would deduct this fee from the redemption amount and transfer the remaining amount as instructed.

CHANGES TO THE SUB-ACCOUNTS

We reserve the right to add, combine, restrict, or remove any Sub-account under your Contract. If any shares of the Portfolios are no longer available, or if in our view no longer meet the purpose of the Contract, it may be necessary to substitute shares of another Portfolio. New or substitute Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. It may also be necessary to close a Sub-account to allocations of new Purchase Payments by existing or new Contract Owners and we reserve the right to do so at any time and in our discretion. Sub-accounts which may be added as investment options under your Contract may, pursuant to the investment objective of the corresponding Portfolio, have periods during which investing may be restricted, have a Portfolio Termination Date, and automatically liquidate. We will seek prior approval of the SEC, and the New York State Department of Financial Services (to the extent required by law) and give you notice before making any changes to the Sub-accounts.

COMPENSATION WE RECEIVE FROM PORTFOLIOS

We have agreements with each of the Portfolio advisors or their affiliates that describe the administrative practices and responsibilities of the parties. We receive compensation from some or all of the Portfolios or their investment advisors, administrators, and/or distributors (or their affiliates) in connection with administrative or other services provided by us with respect to the Portfolios. We may use this compensation for any purpose, including paying expenses that we incur in promoting, issuing, distributing and administering the Contract. We also receive this compensation for providing services to Contract Owners invested in the Portfolios on behalf of the Portfolios. The amounts we receive, if any, may be different for different Portfolios, and usually depends on how much we have invested in the applicable Portfolio. The compensation amount is typically determined by multiplying a specified annual percentage rate by the average net assets held in that Portfolio for the variable annuity contracts and variable life insurance policies issued by us that offer that particular Portfolio. Currently, the maximum percentage rate we receive for any Portfolio offered under this Contract is 0.30%. Some investment advisors, administrators, and/or distributors may pay us less; some do not pay us any such compensation.

The compensation we receive is paid by the advisor or its affiliate out of profits which may include fees the advisor deducted from fund assets or from the advisor’s (or its affiliate’s) other sources of revenue. You will bear the costs of these fees indirectly through your investment in the Sub-accounts that invest in these Portfolios. You may obtain a list of such fees that we receive by contacting us at our Administrative Office. The compensation that we receive may be significant and we may profit from this compensation.

When determining which Portfolios to offer in our variable Contracts, we consider the Portfolios’ name recognition, investment objective, performance, expenses and reputation. We also consider the amount of compensation that we receive from the Portfolios, their advisors, or their distributors. We review our Portfolios periodically. Based upon our review, we may remove or restrict allocation of additional Purchase Payments and/

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or transfers of Contract Value to a Portfolio if the Portfolio no longer meets one or more of the criteria or other criteria we set from time to time at our sole discretion. We do not recommend any particular Portfolio, and we do not provide investment advice.

Compensation for selling the Contracts is set by First Symetra. Currently we do not pay any compensation directly to broker-dealers selling this Contract but may pay compensation to wholesalers. See “Section 10 – Other Information – Distribution (Principal Underwriter)” for more information.

VOTING RIGHTS

First Symetra is the legal owner of the Portfolios’ shares. However, when a Portfolio solicits proxies in connection with a shareholder vote, we are required to ask you for instructions as to how to vote those shares. You, or the Beneficiary of your Contract, will have the right to give voting instructions and we will vote shares in accordance with the instructions we receive from you. We vote Portfolio shares for which no timely instructions are received in proportion to the voting instructions that are received with respect to that Portfolio. For this reason, a small number of contract owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

5. TRANSFERS AMONG THE SUB-ACCOUNTS

During the Accumulation Phase you can transfer money among the Sub-accounts 25 times per Contract Year free of charge. Each additional transfer in excess of this limit will have a charge of $25. The Contract allows First Symetra to waive transfer charges for any transfer made using systematic transfer strategies. Currently, the systematic transfer strategies under which we waive transfer charges are dollar cost averaging, Sub-account rebalancing and customized transfer instructions. These are described in more detail under “Scheduled Transfers”. All transfers occurring on the same Business Day will be counted as a single transfer for purposes of assessing the $25 transfer charge.

Example: Assume that your Contract Date is January 1st and you make 5 transfers each Contract Month. Your transfers through May would be free of charge. In June, because you exceeded the limit of 25 free transfers per Contract Year, you would incur a $25 transfer charge for each transfer made during the remainder of that Contract Year.

	Jan	Feb	Mar	Apr	May	June	July	Aug	Sept	Oct	Nov	Dec
Transfers Per Month	5	5	5	5	5	5	5	5	5	5	5	5
Contract Year Total	5	10	15	20	25	30	35	40	45	50	55	60
Transfer Charge	$0	$0	$0	$0	$0	$125	$125	$125	$125	$125	$125	$125

The minimum amount you can transfer out of any Sub-account at one time is $500, or your entire Contract Value invested in the Sub-account if less. If a transfer will result in the remaining balance in a Sub-account being less than $500, you must transfer the entire amount out of the Sub-account.

TRANSFER TRANSACTIONS AVAILABLE

We may accept transfers by signed written request or at our discretion, by telephone, or, if available, electronically by the Internet. Each transfer must identify:

•	your Contract number;

•	the amount of the transfer; and

•	which Sub-accounts are affected.

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We cannot process your transfer request until we have received the request at our Administrative Office. Transfer requests will be effective and valued on the Business Day they are received by us in Good Order.

Transfers by telephone will be accepted if we have properly signed authorization on record. You may authorize someone else to make transfers by telephone on your behalf. First Symetra will not be liable for any failure to question or challenge such request for transfer as long as there is a valid signed authorization on record at First Symetra.

Transfers by Internet will be accepted if you provide us with certain identification information, such as a password or personal identification information. However, we do not accept transfer requests sent by e-mail. Transfer instructions you send electronically through the Internet are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If you do not receive an electronic acknowledgement, you should telephone us as soon as possible.

Although we use reasonable procedures, including recording all telephone instructions and requiring certain personal information to prevent unauthorized account access, we cannot assure you that telephone or Internet activity will be completely secure or free of delays or malfunctions. If you choose to make transfers by telephone or Internet, you must be willing to assume the risk of loss that may occur despite our reasonable efforts to verify identity. We are not responsible for the negligence or wrongful acts of third parties.

We cannot guarantee that telephone transactions will always be available. For example, our offices may be closed during severe weather emergencies, or there may be interruptions in telephone service beyond our control. Moreover, if the volume of calls is unusually high, we may not have someone immediately available to receive your request.

Likewise, we cannot guarantee that online transactions processed via the Internet will always be possible. Telephone and computer systems, whether yours, your Internet service provider’s, your representative’s, or First Symetra’s can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request.

You also should protect your identification information because self-service options will be available to anyone who provides your identification information. We will not be able to verify that the person using your personal information and providing instructions is you or a person authorized by you.

SCHEDULED TRANSFERS

During the Accumulation Phase, you can choose among several systematic transfer strategies that are available at no charge. We refer to these systematic transfer strategies as “scheduled transfers” and they will not count against your free transfer limit as discussed above. We may impose restrictions on the number of scheduled transfers that can be initiated during each Contract Year or on the Sub-accounts available for scheduled transfers. If such restrictions are imposed or we change the Sub-accounts available, we will notify you in writing. We reserve the right to restrict or remove any of the scheduled transfer options available.

Dollar Cost Averaging. This strategy is designed to achieve a lower average cost per Accumulation Unit over time. It does not assure a profit or protect against a loss. If your balance in a Sub-account is at least $5,000, you can systematically transfer set amounts of at least $500 each month or quarter from that Sub-account to any of the other Sub-accounts. If you choose to transfer amounts among more than one Sub-account, transfers into each Sub-account must be at least $50. Dollar cost averaging cannot be used to transfer money out of the Prepaid Annuity Sub-accounts. Once started, dollar cost averaging will continue until you instruct us to stop or all money has been transferred out of the Sub-account designated as the source of the scheduled transfer.

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Sub-account Rebalancing. After your money has been invested, the investment performance of the Sub-accounts may cause the percentage in each Sub-account to change from your original allocations. You can instruct us to adjust your investment in the Sub-accounts, on a monthly, quarterly, semi-annual, or annual basis, to maintain a predetermined percentage allocation of Contract Value among the Sub-accounts. Sub-account rebalancing can be used with dollar cost averaging but is not available for the Prepaid Annuity Sub-accounts. The $500 minimum transfer amount and remaining Sub-account balance restriction of $500 are waived for Sub-account rebalancing.

Customized Transfer and Redemption Instructions. You can instruct us to transfer Contract Value among the Sub-accounts or redeem certain amounts in the Sub-accounts in accordance with systematic investment instructions you provide and we agree to implement. You will continue to transfer Contract Value or redeem specific amounts in accordance with these instructions until changed or terminated by you. You can use the customized transfer instructions to transfer money into the Prepaid Annuity Sub-accounts but cannot use it to transfer money out of the Prepaid Annuity Sub-accounts.

LIMITS ON EXCESSIVE TRANSFERS AND MARKET TIMING ACTIVITY

Effects of Excessive Transfers and Market Timing Activity. The Contract and the Portfolios are not designed for excessive short term trading or professional market timing, or for organizations or other persons that make large, or frequent transfers. Frequent transfers between and among the Sub-accounts may be disruptive to Portfolio management strategies by causing forced and unplanned Portfolio turnover, and increased trading and transaction costs. In addition, these activities may require a Portfolio to maintain liquid assets rather than investing them for growth, resulting in lost opportunity costs that must be indirectly borne by Contract owners. These disruptive activities may increase expenses and adversely affect Portfolio performance, thereby negatively impacting long-term Contract owners.

Detection and Deterrence. First Symetra discourages and does not accommodate frequent transfers or market timing activity. Due to the potential adverse consequences to Contract Owners, Portfolios, Portfolio shareholders, and the Separate Account, we have established certain policies and procedures to aid us in detecting and deterring Contract Owners that may be engaging in frequent trading and/or market timing activities. Under these policies and procedures, various analytics are used to evaluate factors that may be indicative of frequent trading. For example, transactions in Portfolios that exceed certain monetary thresholds may be scrutinized. First Symetra also may review transactions that occur close in time to other transactions in the same Contract or in multiple Contracts under common ownership or influence. Trading activity that is identified through these procedures, or as a result of any other information available, will be evaluated to determine whether such activity might constitute frequent trading. These procedures may be modified from time to time as appropriate to improve the detection of frequent trading, to facilitate monitoring for frequent trading in particular retirement plans or other accounts, and to comply with applicable laws.

In addition to the broad ability to restrict potentially harmful trading as described above, First Symetra has adopted a 90-Day purchase block policy under which any Contract Owner redeeming Accumulation Units having a value of $10,000 or more from a Portfolio will be precluded from investing in that Portfolio for 90 calendar days after the redemption transaction. This policy also applies to redemptions and purchases that are part of transfer transactions. First Symetra will grant two exceptions to the 90-Day purchase block policy, per rolling 12-month period. We will provide you written notice after you trigger each exception to the 90-Day purchase block policy.

Transactions of $10,000 or less, systematic transactions, transactions in money market Sub-accounts, mandatory retirement distributions, purchase transactions involving transfers of assets, rollovers, Roth IRA conversions and any other transaction we may deem would not lend itself to market timing abuse will be exempt from the 90-Day purchase block policy. Transactions in certain rebalancing, asset allocation and other advisory programs may also be exempt from the 90-Day purchase block policy, subject to prior written approval by First Symetra.

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A market timer may be the Contract Owner or the Owner’s authorized representative such as a registered investment advisor or registered representative that has trading discretion over a Contract.

In our sole discretion, we may revise our procedures at any time without prior notice to better detect and deter market timing or other disruptive trading to comply with regulatory requirements and/or to impose additional or alternate restrictions such as imposing dollar or percentage limits on transfers or requiring transfers be submitted via U.S. mail. If we modify our procedures, they will be applied uniformly to all Contract Owners and owners of other First Symetra variable products.

If a transfer request is rejected or your transfer privileges have been restricted for any reason, we will attempt to inform you or your authorized agent by phone the next Business Day. If we do not succeed in reaching you or your authorized agent by phone, we will send a letter to your address of record. Our policies regarding transfer restrictions and rejections are applied uniformly, and we do not make exceptions for particular Contract Owners.

We will use our best efforts to prevent market timing and other abusive trading practices, but the determination of whether market timing is occurring is subjective. We may not be able to detect all market timers or short term traders, and we may not be able to prevent transfers by those we do detect. In addition, the terms of the Contract may also limit our ability to restrict or deter harmful transfers. If we are unable to detect or prevent market timing, the effect of such market timing may result in additional transaction costs for the Portfolios and dilution of long-term Portfolio returns. Thus, your Contract Value may be lower due to lower returns in your Sub-account investments.

Underlying Portfolio Frequent Trading Policies. The Portfolio managers to whom we submit purchase and redemption orders may also detect large or unusual patterns of trades submitted by us on behalf of all our variable annuity contract owners and variable life policy owners. Those Portfolio managers may require us to investigate whether any of our contract owners are engaged in market timing or other similar activity and to cooperate with them to discourage such activity. If the Portfolio managers believe you are engaged in market timing activity, they may block you from making transfers or purchases to their Portfolios. In addition, federal regulations may require us to provide individual transaction and contract owner information to the Portfolio managers when requested.

The Portfolios to which we submit purchase and redemption orders may adopt unique policies and procedures designed to deter excessive trading or market timing. Those policies and procedures, when applicable, are described in the prospectuses for each of the Portfolios available for investment by you. We have entered into a written agreement, as required by SEC regulation, with each underlying Portfolio or its principal underwriter. These agreements obligate us to promptly provide to the underlying Portfolio upon request certain information about the trading activity of individual contract owners. The Portfolios may require us to execute their instructions to restrict or prohibit further purchases or transfers by specific contract owners who violate the frequent trading policies established by the underlying Portfolio.

In cases of large or frequent transfers, the Portfolio managers or First Symetra may reject trades that are determined to be detrimental to other Portfolio shareholders or violate the Portfolios’ policies and procedures. Therefore, we reserve the right to reject, without prior notice, any transfer request to a Sub-account that invests in the Portfolio if the Portfolio manager rejects such trade or the trade violates a Portfolio’s policies and procedures. If a Portfolio refuses to accept a transfer request we have already processed, we will reverse the transaction within one to two Business Days. We will notify you or your authorized agent in writing or by phone if your transfer has been rejected or reversed. We further reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying Portfolio. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than ours in deterring market timing or other disruptive trading and in preventing or limiting harm from such trading. You should read the prospectus of each Portfolio for more information about its ability to refuse or restrict purchases or redemptions of its shares and to impose redemption fees.

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Omnibus Order. Contract Owners and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the underlying Portfolios generally are “omnibus” orders from intermediaries such as contracts and separate accounts funding variable contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable contracts. The omnibus nature of these orders may limit the underlying Portfolios’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying Portfolios will not be harmed by transfer activity relating to other insurance companies that may invest in the underlying Portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage frequent transfer activity, it will affect other owners of underlying Portfolio shares, as well as the owners of all of the variable annuity contracts (or variable life policies), including ours, whose variable investment options correspond to the affected underlying Portfolios. In addition, if an underlying Portfolio believes that an omnibus order we submit may reflect one or more transfer requests from owners engaged in frequent transfer activity, the underlying Portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request. If an underlying Portfolio rejects an omnibus order, we will notify you of the actions taken that affect your request.

6. ACCESS TO YOUR MONEY

Under your Contract, money may be accessed:

•	by making partial withdrawals during the Accumulation Phase;

•	surrendering your Contract during the Accumulation Phase;

•	by taking repetitive withdrawals during the Accumulation Phase;

•	by receiving payments during the Income Phase (see “Section 3 – Annuity Payments”); or

•	when a death benefit is paid to your Beneficiary (see “Section 8 – Death Benefit and Optional Death Benefit Rider”).

PARTIAL WITHDRAWALS

During the Accumulation Phase, you can make partial withdrawals from your Contract Value by writing to us at our Administrative Office. However, partial withdrawals may be restricted or prohibited by the terms of qualified Contracts. Unless you tell us otherwise, partial withdrawals will be taken pro-rata from the Standard Sub-accounts. If the Contract Value invested in the Standard Sub-accounts is insufficient to cover the partial withdrawal amount, we will take the remaining withdrawal amount pro-rata from the Prepaid Annuity Sub-accounts. Withdrawals from the Sub-accounts will be effective as of the Business Day we receive the request in Good Order and are payable within seven calendar days. See “Section 7 – Charges and Expenses” for more information. Withdrawals, including any charges, reduce the number of Accumulation Units and the death benefit. Income taxes, tax penalties and certain restrictions may also apply. See “Section 9 – Taxes.”

MINIMUM VALUE REQUIREMENTS

You must withdraw the entire amount out of a Sub-account if, after a withdrawal, the remaining value in the Sub-account would be less than $500. Similarly, you must withdraw the entire Contract Value that has not been annuitized and your Contract will terminate if, after a withdrawal, the remaining Contract Value would be less than $2,000. However, negative investment performance alone will not cause a forced withdrawal.

SURRENDERING YOUR CONTRACT

You can request a surrender of your Contract Value that has not been annuitized. For a surrender to be effective, we must receive your written request at our Administrative Office. For a full surrender, all benefits will terminate as of the Business Day we receive the required information to process your surrender request. Your surrender value will be equal to your Contract Value which has not been annuitized. We will determine your surrender

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value as of the Business Day we receive your request in Good Order and make payment to you within seven calendar days.

REPETITIVE WITHDRAWALS

Repetitive withdrawals allow you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Contract Value that you request from a specified Sub-account monthly, quarterly, or annually. You may request repetitive withdrawals by completing the appropriate form and sending it to our Administrative Office. If repetitive withdrawals involve any of the Prepaid Annuity Sub-accounts, the withdrawal amounts will reduce the number of Accumulation Units of the Prepaid Annuity Sub-accounts and reduce the amount of the guaranteed annual lifetime income payable to you. Repetitive withdrawals may be used to avoid tax penalties for premature withdrawals or to satisfy distribution requirements of certain qualified contracts. To do this they must be a series of substantially equal withdrawals made at least annually and based on:

•	your life expectancy; or

•	the joint life expectancy of you and a Beneficiary.

You may begin repetitive withdrawals based on life expectancy by providing us with your gender and verification of age in order for us to calculate the monthly, quarterly, or annual withdrawal amount. We calculate the amount of a repetitive withdrawal based on life expectancy by dividing the applicable Contract Value by the life expectancy of the Owner as determined by using the IRS single life table. If it is a joint life expectancy, then we divide the applicable Contract Value by the life expectancy of the Owner and joint Owner (or Beneficiary) by the IRS joint life table.

Example One: Assume that the Contract Value is equal to $100,000 and the Owner requests a repetitive withdrawal and is age 55. Based on the IRS single life table, the life expectancy of an Owner age 55 is 29.6 years. The first repetitive withdrawal amount is equal to $100,000 divided by 29.6 which equals an annual payment of $3,378.38.

Example Two: Assume that when the Contract Owner is age 56, the Contract Value is equal to $101,453. The life expectancy of the Owner is 28.7 years. The repetitive withdrawal amount is equal to $101,453 divided by 28.7 which equals an annual payment of $3,534.95.

Repetitive withdrawals that are based on life expectancy may allow you to avoid the early withdrawal tax penalty of 10% that you would otherwise pay for taking withdrawals prior to age 59 1/2. If you take additional withdrawals, annuitize either a portion or all of your Contract Value, or otherwise modify or stop these repetitive withdrawals, however, there may be tax consequences and penalties. You should talk to your tax advisor for more information on taking repetitive withdrawals to avoid the 10% tax penalty.

If you make repetitive withdrawals that are not based on life expectancy, the same restrictions, income taxes, and tax penalties that apply to any other withdrawals also apply to repetitive withdrawals.

AUTHORITY OF THIRD PARTIES TO MAKE TRANSACTIONS

If you have engaged a third party and submitted our third party authorization form, you authorize the third party to allocate your Contract Value among the Sub-accounts and make changes to these allocations. We are not a party to any agreement you have with a third party to provide advice regarding the allocation of your Contract Value, and we do not supervise or perform due diligence on anyone who may provide such allocation advice. Your authorization includes making transactions over the telephone and Internet as well as receiving statements and other financial information regarding your Contract. We deem that all transactions directed by your third party have been authorized by you. You must contact us immediately if you revoke this authorization. We will not be responsible for acting on instructions from your authorized third party until we receive notification of the revocation of authority. We may also suspend, cancel or limit these authorizations at any time. Transactions made on your behalf are also subject to the restrictions on transfers discussed in “Section 5 - Limits On

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Excessive Transfers And Market Timing Activity”. Any transfer restriction imposed will be at the Contract level. Therefore, transactions made by your authorized third party that we deem violate these policies will restrict the transactions allowed by you.

Investment Advisor Fees. If you have authorized an investment advisor to make transactions on your behalf, such authorization includes making withdrawals to pay an investment advisor’s fee in the amount and at the times directed to us by the authorized investment advisor. We do not verify that amounts withdrawn from your Contract Value, including amounts withdrawn to pay for the investment advisor’s fees, are within the terms of your agreement with your investment advisor. We may impose limits on the amounts your investment advisor can withdraw from your Contract Value for payment of investment advisor fees pursuant to our administrative rules. The investment advisor fee is described in your disclosure statement provided by the investment advisor. You should consult with your investment advisor for details regarding the services provided and any fees or charges for those services. For non-qualified Contracts, any withdrawals made for payment of investment advisor fees are taxable distributions to you. Please see “Section 9 – Taxes” for more information.

SENDING FORMS AND TRANSACTION REQUESTS IN GOOD ORDER

We cannot process your transaction requests until we have received them in Good Order. Good Order means the actual receipt by us of the necessary information and documentation required to process the request. This generally includes your completed request and/or appropriate First Symetra administrative form, any required spousal or joint Owner’s consents, your Contract number, Social Security Number or Taxpayer Identification Number, and any other supporting documentation we may require. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time.

Signature Guarantees: As a protection against fraud, we require a signature guarantee for the following transaction requests:

•	Any withdrawal or surrender over $250,000;

•	Ownership changes;

•

Any withdrawal when we have been directed to send proceeds payable to someone other than the Owner or to an address different from the one on the Contract (including bank instructions). PLEASE NOTE: This requirement will not apply to requests made in connection with exchanges of one annuity contract for another with the same owner in a tax-free exchange or direct rollover;

•	Certain requests in which the address of record has been changed in the past 30 days; or

•	Any other transaction where we require one.

We must receive the original signature guarantee and will not accept copies or faxes of the signature guarantee. You may obtain a signature guarantee at most banks, financial institutions or credit unions. A notary public cannot provide a signature guarantee. We may change our requirements listed above or add a signature guarantee requirement if we deem it necessary to help protect against fraud.

7. CHARGES AND EXPENSES

There are charges and other expenses associated with the Contract that reduce the return on your investment in the Contract.

DAILY CHARGES

Each day we make deductions for certain charges. We do this as part of our calculation of the value of Accumulation Units. Daily charges include the mortality and expense risk charge, the Contract administration charge, and the Sub-account fund facilitation fee described below.

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Mortality and Expense Risk Charge. The mortality and expense risk charge is equal, on an annual basis, to 0.60% of the average daily net assets of each Sub-account. This charge compensates us for the mortality and expense risks we have under all First Symetra True Variable Annuity Contracts. Our mortality risk arises primarily from our obligations to make annuity payments for the life of the Annuitant. Our expense risks under the Contracts include the risk that the current charges will not be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. If the charges are more than sufficient, we will retain the excess and may use it for any purpose, including additional distribution expenses. The rate of the mortality and expense risk charge will not be increased for the life of the Contract. We may profit from this charge and use it for any purpose, including additional distribution expenses.

Contract Administration Charge. The maximum Contract administration charge is equal, on an annual basis, to 0.30% of the average daily net assets of each Sub-account. Currently, the charge assessed is equal, on an annual basis, to 0.15% of the average daily net assets of each Sub-account. Because this charge is an asset-based charge, the amount of the charge associated with your particular Contract may have no relationship to the administrative costs actually incurred. This charge helps offset expenses associated with doing business in the state of New York and administering New York Contracts. If this charge is not sufficient to cover the costs, we will bear the loss. If the charges are more than sufficient, we will retain the excess and may use it for any purpose. The rate of the Contract administration charge will not change for the life of your Contract.

Sub-account Fund Facilitation Fee. We currently do not assess a Sub-account fund facilitation fee. However, if we choose to impose this fee, the Sub-account fund facilitation fee may be charged to Owners invested in any Sub-accounts offered under the Contract. We will notify you in writing if we choose to impose this fee and the fee will be applied to all new and existing Contracts. The maximum amount charged would be equal, on an annual basis, to 0.15% of the average daily net assets that you have invested in the impacted Sub-accounts. This charge is deducted daily and is for facilitating the offering of Sub-accounts that invest in certain Portfolios. If you are invested in the impacted Sub-accounts at the time we institute the fee, the applicable Sub-account fund facilitation fee will be assessed against the Contract Value allocated in each impacted Sub-account. We may profit from this charge and use it for any purpose, including additional distribution expenses.

WEALTH TRANSFER BENEFIT CHARGE

If you elect the Wealth Transfer Benefit (“WTB”) rider, we may deduct an additional charge on the first Business Day of each Contract Month. The charge is first deducted pro-rata from your Contract Value invested in the Standard Sub-accounts. If the amount available is not sufficient to cover the charge, we will take the remaining charge from your Contract Value invested in the Prepaid Annuity Sub-accounts on a pro-rata basis. You may elect this benefit only at the time you purchase your Contract. You can terminate the WTB rider at any time. However, once terminated you cannot re-elect the WTB rider and we will not refund any charges previously paid.

We stop deducting this charge on the earlier of the first Business Day of the Contract Month anniversary on or after the Business Day:

•	we are notified of your death;

•	you request to cancel the rider;

•	you surrender the Contract;

•	you assign the Contract;

•	you add or replace an Owner;

•	you replace or add an Annuitant;

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•	you annuitize the entire Contract Value; or

•	the oldest Owner, or in the case of non-natural Owners, the oldest Annuitant, attains age 96.

We will refund any rider charges deducted after the first Business Day following your date of death.

The WTB rider charge is based upon an annual rate for the Owner’s or, in the case of a non-natural Owner, the Annuitant’s attained age and sex, if permitted by law. We determine the charge by first determining the rate applicable to the Owner as of the first Business Day of each Contract Month. Each Contract Month we use a Table of Current Rates to determine the rate applicable to you. If the Contract is owned by joint Owners, we will use the Table of Current Rates for Joint Lives and use the attained age of the oldest joint Owner. Your rate will never be higher than the guaranteed rate shown in your Contract. Because the annual rate is based on attained age, every year the rate applicable to you will increase. Appendix E of this prospectus contains the Table of Current Rates we use for this purpose.

Once the rate is determined, it is multiplied by the greater of:

•	your WTB Additional Benefit; and

•	Zero.

It is then divided by 12. If the WTB Additional Benefit is greater than zero, we will assess a charge for that Contract Month. If the WTB Additional Benefit is less than zero, no charge will be assessed. Each Contract Month, your charge will be recalculated using these factors. The charge is for the cost and risk associated with offering the WTB rider.

WTB Charge Example #1: Assume you are a 60-year old male with Purchase Payments totaling $100,000, no withdrawals have been made from your Contract and your Contract Value is equal to $150,000. On your Contract Month anniversary, we determine that the annual charge rate for a 60-year old male who elects the WTB rider is 0.9522%. We calculate your WTB rider charge for that month as follows:

Step 1

We first determine your WTB Gain by taking your Contract Value and subtracting the sum of all your Purchase Payments reduced for withdrawals that exceed the WTB Earnings.

($150,000 – ($100,000 - $0)) = $50,000

		Step 2	We then take this amount and multiply it by 50% and add your Contract Value to get your WTB Benefit Base. ($50,000 x 50%) + $150,000 = $175,000

Step 3	We then take the WTB Benefit Base and subtract your Contract Value. ($175,000 - $150,000) = $25,000 This is your WTB Additional Benefit and in this example, it is greater than zero.	Step 4

Because it is greater than zero, we take this amount and multiply it by the annual WTB rider charge rate of 0.9522% and divide it by 12 months. The result is the amount of your WTB rider charge.

$25,000 x 0.9522%/ 12 = $19.84

WTB Charge Example #2: Assume the same facts as above except that you are one year older. For a 61-year old male who elects the WTB rider, we determine that the annual charge rate is 1.0625%. Steps 1, 2 and 3 as shown above would be calculated the same, but in Step 4 we would use the annual charge rate of 1.0625%. The WTB rider charge for that month would be calculated as follows:

Step 4

We take the WTB Additional Benefit of $25,000

and multiply it by the annual WTB rider charge rate of

1.0625% and divide it by 12 months. This is the

amount of your WTB rider charge.

$25,000 x 1.0625% / 12 = $22.14

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Because the WTB rider charge is based on an annual rate for your attained age, as you get older the charge rate will increase. The charge increased from $19.84 in example 1 to $22.14 in example 2 due to the increased age of the assumed Owner.

Before electing this optional benefit, you should consult your financial advisor to help you consider the costs, benefits and risks of the benefit option for your particular circumstances.

WTB Charge Example #3: Assume you are a 60-year old male with Purchase Payments totaling $100,000, no withdrawals have been made but due to poor investment performance your Contract Value is equal to $90,000. On your Contract Month anniversary, we determine that the annual charge rate for a 60-year old male who elects the WTB rider is 0.9522%. We calculate your WTB rider charge for that month as follows:

Step 1

We determine the greater of your WTB Additional Benefit and zero. We first determine your WTB Gain by taking your Contract Value and subtracting the sum of all your Purchase Payments reduced for withdrawals that exceed the WTB Earnings.

($90,000 – ($100,000 - $0)) = -$10,000

		Step 2	We then take this amount and multiply it by 50% and add your Contract Value to get your WTB Benefit Base. (-$10,000 x 50%) + $90,000 = $85,000

Step 3	We then take the WTB Benefit Base and subtract your Contract Value. ($85,000 - $90,000) = -$5,000

This is your WTB Additional Benefit and in this example, it is less than zero.

Because the WTB Additional Benefit is less than zero, we will not assess a WTB rider charge for this Contract Month.

For more information on how the WTB rider works, please see “Section 8 – Death Benefit and Optional Death Benefit Rider.”

TRANSFER CHARGE

You can make 25 free transfers every Contract Year. If your number of transfers exceeds these limits, we will deduct a transfer charge equal to $25 per additional transfer. All transfer activity that occurs on the same Business Day will be counted as a single transfer for purposes of applying any applicable transfer charge. The transfer charge is deducted pro-rata from the Sub-accounts that you transfer your funds from. If you transfer the entire balance from a Sub-account, the transfer charge is deducted from the amount transferred.

If the transfer is part of dollar cost averaging, Sub-account rebalancing, customized transfer instructions, other systematic transfer programs, or First Symetra approved asset allocation programs; it will not be counted against these transfer limits.

PREMIUM TAXES

Currently, there is no state premium tax charge for New York residents. However, if we ever incur such taxes, we reserve the right to deduct them from your Purchase Payments or annuity payments. If we deduct premium taxes, we will notify you in writing.

INCOME OR OTHER TAXES

Currently we do not pay income or other taxes on earnings attributable to your Contract. However, if we ever incur such taxes, we reserve the right to deduct them from your Contract Value. If we choose to deduct these income or other taxes, we will notify you in writing.

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PORTFOLIO EXPENSES

By investing in a Sub-account, you indirectly pay a proportionate share of the expense of the corresponding Portfolio in which the Sub-account invests. Portfolio expenses may include, without limitation, investment management fees, Rule 12b-1 fees, administrative fees, acquired fund fees and Portfolio operating expenses. These expenses are summarized in the fee table of the Portfolio prospectuses. For more detailed information, you should refer to the Portfolio prospectuses which if not accompanying this prospectus, are available upon request.

8. DEATH BENEFIT AND OPTIONAL DEATH BENEFIT RIDER

DEATH BENEFIT

If you die during the Accumulation Phase and the WTB rider is not in effect, your Contract provides you with a death benefit equal to your Contract Value as of the Business Day the death benefit is paid.

Death of Annuitant. If the Annuitant is not an Owner and the Annuitant dies before the Annuity Date, you must designate a new Annuitant. If no designation is made within 30 days after we are notified of the Annuitant’s death, the oldest Owner named on the application will become the Annuitant. If this Contract is owned by a non-natural person (e.g., a corporation or trust), the death of the Annuitant will be treated as the death of an Owner.

OPTIONAL DEATH BENEFIT RIDER: WEALTH TRANSFER BENEFIT

The WTB rider is an optional death benefit rider designed to help offset taxes or other charges incurred by your surviving joint Owner or Beneficiary and is available under the Contract for an additional charge. The WTB rider may provide a WTB Additional Benefit upon the death of the Owner, or in the case of a non-natural Owner, the death of the Annuitant. If a Contract is owned by joint Owners, the benefit will become payable upon the first death of either Owner. If a Contract is owned by a non-natural person and there are joint Annuitants, the benefit will become payable upon the first death of either Annuitant. The amount of the WTB Additional Benefit is subject to the maximum limits discussed below under “Limitation on WTB Amounts”.

If you are younger than age 76 on the Contract Date, you may elect the WTB rider at the time you purchase your Contract. You cannot elect the rider after the Contract Date. Once you elect the WTB rider, you can cancel it at any time. However, once canceled you may not re-elect it and we will not refund any charges previously assessed.

There are several important points to consider before purchasing the WTB rider:

•

The rider will terminate if you assign the Contract or add or replace an Owner to the Contract. Therefore, if you intend to make any ownership changes to your Contract, you should carefully consider whether the WTB rider is appropriate for you.

•	If the rider is attached to a Contract owned by joint Owners, the joint Owners must be spouses.
•	If the rider is attached to a Contract owned by a non-natural person and there are joint Annuitants, the joint Annuitants must be spouses.
•

If the rider is attached to a Contract owned by a natural person, the Annuitant(s) must be the Owner(s) for the WTB rider to remain in effect. Therefore, if you intend to make any Annuitant changes to your Contract, you should carefully consider whether the WTB rider is appropriate for you.

•	Positive investment performance of the Sub-accounts in which you invest will cause an increase in the WTB rider charge.
•	As you age, the annual rate used to calculate your WTB rider charge will increase and could cause the WTB rider charge applicable to you to also increase. This increase could be significant.
•

If your WTB Additional Benefit is equal to or less than zero as of your date of death, we will not add an amount to your death benefit. Thus, you may have paid for a benefit that your Beneficiary or surviving spouse never receives. We will not refund the assessed charges if a benefit is not paid under the WTB rider.

•	Withdrawals will reduce the WTB Additional Benefit and may significantly reduce or eliminate the value of the WTB rider.

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WTB Additional Benefit Calculation: The WTB Additional Benefit is the amount we will add to your Contract Value under this rider. The WTB Additional Benefit will be determined on the first Business Day of each Contract Month and will remain unchanged for that Contract Month. Rider charges will be calculated using the WTB Additional Benefit. For more information, see “Section 7 - Charges and Expenses.”

Your WTB Additional Benefit is used solely to calculate the WTB and does not provide a Contract Value or any minimum Contract Value and cannot be withdrawn.

In order to calculate the WTB Additional Benefit, we must first determine the WTB Threshold, WTB Gain and WTB Benefit Base. To calculate your WTB Threshold, we take the sum of your Purchase Payments and reduce it for withdrawals that exceed the WTB Earnings. For the WTB Gain, we take your Contract Value and subtract the WTB Threshold. For purposes of the WTB Gain calculation, the Contract Value used is equal to:

•	the covered Purchase Payment amount (as described in “Limitations on WTB Amounts”); divided by

•	the total Purchase Payments, adjusted by prior withdrawals of Purchase Payments; multiplied by

•	the total Contract Value.

We then determine your WTB Benefit Base by taking 50% of the WTB Gain and adding that to your total Contract Value. The WTB Additional Benefit is equal to your WTB Benefit Base minus your Contract Value.

Example 1: Assume that on the first Business Day of a Contract Month your total Purchase Payments equal $70,000 and that due to investment performance your Contract Value is equal to $75,000. Assume that there have been no withdrawals made during the life of the Contract. We would determine the WTB Additional Benefit as follows:

Step 1: Determine the WTB Threshold Sum of your Purchase Payments reduced for withdrawals that exceed the WTB Earnings ($70,000 – $0)	=	$70,000

Step 2: Determine the WTB Gain Contract Value minus the WTB Threshold. ($75,000 – $70,000)	=	$5,000

Step 3: Determine the WTB Benefit Base Contract Value plus 50% of WTB Gain ($75,000 + (0.50 x $5,000)	=	$77,500

Step 4: Determine the WTB Additional Benefit WTB Benefit Base minus Contract Value ($77,500 minus $75,000)	=	$2,500

Your WTB Additional Benefit for this Contract Month will be equal to $2,500. If you die during this month, we would add $2,500 to your Contract Value under the WTB rider.

Example 2: Assume that on the first Business Day of a Contract Month your total Purchase Payments equal $70,000 but due to investment performance your Contract Value is equal to $65,000. Assume that there have been no withdrawals made during the life of the Contract. We would determine the WTB Additional Benefit as follows:

Step 1: Determine the WTB Threshold Sum of your Purchase Payments reduced for withdrawals that exceed the WTB Earnings. ($70,000 – $0)	=		$70,000

Step 2: Determine the WTB Gain Contract Value minus the WTB Threshold. ($65,000 – $70,000)	=	-$	5,000

Negative investment performance has caused your Contract Value to decrease below the WTB Threshold resulting in no WTB Gain. This will cause your WTB Additional Benefit to be less than zero for this Contract Month. If you die during this month, we would not add a WTB Additional Benefit to your Contract Value under the WTB rider.

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Impact of Withdrawals on the WTB Additional Benefit. Withdrawals will have an impact on the WTB Additional Benefit calculation. Withdrawals are first taken from the WTB Earnings, as calculated on the Business Day of the withdrawal, on a dollar for dollar basis. Each withdrawal (or portion of such withdrawal) in excess of the WTB Earnings will reduce the WTB Threshold, as calculated on the Business Day of the withdrawal, on a dollar for dollar basis.

Example 3: Assume the same facts from Example 1, that you have WTB Earnings in the amount of $5,000 and a WTB Additional Benefit of $2,500, except assume you make a withdrawal in the amount of $7,000 before the end of the same Business Day. We would first determine the impact of the withdrawals on the WTB Earnings and the WTB Threshold.

Step 1: Determine the impact of the withdrawal to the WTB Earnings

We first compare the withdrawal amount to the WTB Earnings to determine how much of the withdrawal will be taken from the WTB Earnings.

Because the withdrawal amount of $7,000 exceeds the WTB Earnings of $5,000, the WTB Earnings will be withdrawn first and any remaining amount will be taken from the WTB Threshold.

	$7,000 $5,000	≥

Step 2: Determine the impact of the withdrawal to the WTB Threshold
Withdrawal amount minus WTB Earnings ($7,000 - $5,000) Because the withdrawal amount of $7,000 is greater than the WTB Earnings of $5,000, the withdrawal will impact the WTB Threshold. The first $5,000 of the withdrawal amount will come from the WTB Earnings and the remaining $2,000 will come from the WTB Threshold.	=	$2,000

Step 3: Determine the WTB Threshold
The sum of your Purchase Payments reduced for withdrawals that exceed the WTB Earnings ($70,000 - $2,000)	=	$68,000

Step 4: Determine the WTB Gain after the withdrawal
Contract Value minus the WTB Threshold ($68,000 - $68,000)	=	$0

Step 5: Determine the WTB Benefit Base
Contract Value plus 50% of WTB Gain ($68,000 + (0.50 x$0))	=	$68,000

Step 6: Determine the WTB Additional Benefit
WTB Benefit Base minus Contract Value ($68,000 - $68,000) Due to the withdrawal, the WTB Additional Benefit for this month is $0 compared to $2,500 in Example 1. The withdrawal reduced the WTB Additional Benefit to zero on the first Business Day of the Contract Month. If you die during this month, no WTB Additional Benefit would be added to your Contract Value.	=	$0

WTB Rider Calculation: If your WTB Additional Benefit was greater than zero on the first Business Day of the Contract Month of your date of death, we will add an additional amount to your Contract Value. After due proof of death is received in Good Order, the WTB Additional Benefit will be allocated to the money market Sub-account available under the Contract, unless your Beneficiary or surviving spouse tells us otherwise. The death benefit, plus any applicable WTB Additional Benefit, will be paid as described below under “Payment of Death Benefit.” If your WTB Additional Benefit is equal to or less than zero on the first Business Day of the Contract Month of your date of death, no WTB Additional Benefit will be added to your Contract Value.

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The amount of the death benefit paid under the WTB rider will be equal to:

•	any positive WTB Additional Benefit in effect on your date of death; plus

•	your Contract Value as of the date we make a death benefit payment; plus

•	any refunded rider charges deducted after the first Business Day following your date of death; plus

•	any interest required by law.

Any payments made under the WTB rider are subject to our financial strength and claims paying ability.

WTB Rider Termination. The WTB rider will terminate on the earliest Business Day when:

•	you request to cancel the rider;

•	you surrender the Contract;

•	the Owner or oldest joint Owner (or in the case of a non-natural Owner, the Annuitant or oldest joint Annuitant) reaches attained age 96;

•	you assign the Contract;

•	you add or replace an Owner;

•	you add or replace an Annuitant;

•	a death benefit is paid under the Contract, unless your spouse chooses to continue the rider; or

•	you annuitize the entire Contract Value.

Once the WTB rider is terminated, it cannot be re-elected. Therefore, you should carefully consider making changes to the Contract.

Limitation On WTB Amounts. We limit the amounts we will pay under the WTB rider. These limits are:

Maximum WTB Additional Benefit. The maximum WTB Additional Benefit paid under the WTB rider will never be more than five times your WTB Threshold subject to a maximum of $5 million dollars.

WTB Threshold Cap. The maximum WTB Threshold we will use to calculate your WTB Gain will equal $1 million dollars. For purposes of applying this WTB Threshold Cap, we divide your Purchase Payments into covered and uncovered portions where your covered portion equals the WTB Threshold (up to the WTB Threshold Cap) and the uncovered portion equals any remaining Purchase Payments. We calculate the covered portion as well as any uncovered portion after each Purchase Payment is added to and each withdrawal is taken from your Contract Value.

Impact of Purchase Payments on WTB Threshold Cap. Purchase Payments will increase your WTB Threshold. If your WTB Threshold exceeds the WTB Threshold Cap, your covered portion of your total Purchase Payments will initially be equal to the $1 million dollar maximum and the uncovered portion will be equal to the remaining amount of total Purchase Payments.

Impact of Withdrawals on WTB Threshold Cap. Withdrawals are deducted first from WTB Earnings and then from WTB Threshold. If the withdrawal amount exceeds the WTB Earnings in your Contract, the remaining withdrawal amount will be taken from WTB Threshold and proportionally reduce your covered and uncovered portions of Purchase Payments. “WTB Earnings” as defined in this rider may not be defined as “earnings” for income tax purposes.

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Covered and Uncovered Contract Value. In the same way your Purchase Payments are divided into covered and uncovered portions, your Contract Value will also be divided into covered and uncovered portions. The ratio of your covered Contract Value to your uncovered Contract Value will be the same as the ratio of your covered Purchase Payments to your uncovered Purchase Payments.

All First Symetra True Variable Annuity Contracts purchased by you will be aggregated for these limits.

Please see the example under Appendix D regarding the WTB rider, including information regarding the application of the limits on the amounts we will pay under the WTB rider.

PAYMENT OF DEATH BENEFIT

We will pay the death benefit upon receipt of due proof of death in Good Order at our Administrative Office. The Contract Value will be subject to investment performance and applicable charges until the date the death benefit is paid.

Due proof of death can be met only if we receive in Good Order: a certified death certificate, or similar document acceptable to us; written direction regarding how to pay the death benefit by at least one Beneficiary; and all representations we require or which are mandated by applicable law or regulation in relation to payment of the death benefits.

For natural Owners, the death benefit is payable to the following:

•	surviving Owner; or if none, then

•	surviving primary Beneficiaries; or if none, then

•	surviving contingent Beneficiaries; or if none, then

•	estate of the last Owner to die.

For Contracts owned by non-natural Owners, the death benefit is payable to the following:

•	surviving primary Beneficiaries; or if none, then

•	surviving contingent Beneficiaries; or if none, then

•	the Owner.

If the Beneficiary or surviving Owner chooses to leave money invested in the Contract rather than taking it in a lump sum, then, thereafter, the Contract Value will be subject to investment performance and applicable Contract charges until the date the entire death benefit is paid out.

Payment Options. Under a non-qualified Contract, the death benefit may be paid as:

1)	a lump sum payment or series of withdrawals that are completed within five years from the date of death; or

2)	annuity payments made over the Beneficiary’s life or life expectancy. To receive annuity payments, the Beneficiary must make this election within 60 days from our receipt of due proof of death. Annuity payments must begin within one year from the date of death. Once annuity payments begin they cannot be changed.

Different death benefit elections may be available under qualified Contracts. See “Section 9 – Taxes” for more information.

If your Beneficiary chooses a lump sum, then we value the death benefit as of the end of the next Business Day after we receive the Beneficiary’s election in Good Order and pay it within 7 days. If your Beneficiary chooses to

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make a series of withdrawals over time as provided in option 1 above, then your Beneficiary will pay all charges and expenses as described in the “Charges and Expenses” section of this prospectus so long as the death benefit remains invested in the Contract. Your Beneficiary will also be subject to investment performance until the date the entire death benefit is paid out. Different death benefit elections may be available to Beneficiaries.

SPOUSAL CONTINUATION

In some cases, a spouse who is entitled to receive a death benefit may have the option to continue the Contract instead. If you entered into a civil union, same sex partnership, or domestic partnership your rights to continue the Contract may be limited under federal law. See “Section 9 – Taxes” for more information. Only one spousal continuation is permitted per Contract.

If your spouse chooses to continue the Contract and the WTB rider was in effect on the Owner’s date of death, the Contract Value will be increased by any applicable WTB Additional Benefit. Any increase will be added to the Contract Value as of the Business Day due proof of death is received by us in Good Order. Unless you tell us otherwise, the amount will be allocated to the money market Sub-account.

WTB Rider Continuation. If your surviving spouse is younger than age 76 on the date of Contract continuation, your surviving spouse can choose to continue the WTB in effect on the original Contract. This continuation must be elected at the time your surviving spouse elects to continue the Contract. Spousal continuation may be made by submitting the proper First Symetra administrative form to us in Good Order. If your surviving spouse continues the rider, any future rider calculations will be based on your surviving spouse’s attained age and sex, if allowed under applicable law. Your surviving spouse will start with a new WTB Threshold equal to the Contract Value on the day of continuation after any additional benefit has been added. Subsequent Purchase Payments will increase the WTB Threshold, and any subsequent withdrawals will first reduce the WTB Earnings on a dollar-for-dollar basis and then reduce the WTB Threshold on a dollar-for-dollar basis.

DEATH DURING THE INCOME PHASE

If an Owner dies during the Income Phase, then any amounts paid after the Owner’s death will depend on which annuity option was selected. If an Owner dies while annuity payments are being paid, we will pay the remaining annuity payments, if any, in accordance with that option. If the Annuitant is not an Owner and dies after the Annuity Date, then we will continue paying any remaining annuity payments to the Payee designated by the Owner. The remaining annuity payments will be distributed at least as rapidly as under the annuity option then in effect. See “Section 3 – Annuity Payments” for more information.

9. TAXES

This section discusses how the federal income tax applies to annuities in general. This information is not complete and is not intended as tax advice. Tax laws and their interpretations are complex and subject to change. We cannot predict the probability that any changes in the interpretation of the laws, or the laws themselves, will occur. No attempt is made to discuss state or other tax laws. First Symetra does not guarantee the tax treatment of any Contract or any transaction involving a Contract. You bear the complete risk that the Contract may not be treated as an “annuity contract” under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described in this prospectus may be applicable in certain situations. You should consult a competent tax advisor about the possibilities of tax law changes and your individual circumstances.

ANNUITY CONTRACTS IN GENERAL

Different tax rules apply to Purchase Payments made to annuity contracts and distributions from annuity contracts depending on how you take money out and whether the annuity contract is a “non-qualified contract” or a “qualified contract”. A “non-qualified contract” is one that is not purchased as part of a formal retirement plan. A “qualified contract” is purchased as part of an individual retirement plan or an employer-sponsored plan. Currently, we offer this Contract as a qualified contract to fund an IRA, Roth IRA, SIMPLE IRA, or SEP IRA.

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Non-qualified contracts purchased with after-tax money and not part of an IRA, Roth IRA, SIMPLE IRA, SEP IRA, or other retirement plan, receive different tax treatment than qualified Contracts.

NON-QUALIFIED CONTRACTS

Individuals may purchase non-qualified annuity contracts without any Purchase Payment limits imposed under the Code. The Purchase Payments receive no tax benefit – deduction or deferral – but taxes on the increases in the value of the Contract are generally deferred until distribution occurs, either in the form of a lump sum payment, a partial withdrawal, or as annuity payments under the option elected.

Your cost basis equals the total amount of the after-tax Purchase Payments remaining in the Contract. Under the Code, you generally do not pay tax on Contract earnings until received. If the Contract Value exceeds the aggregate Purchase Payments made to the Contract, any amount withdrawn will generally be treated as coming first from earnings (also referred to in the Code as “income on the contract”) and then, only after the income portion is exhausted, as coming from Purchase Payments. Full surrenders are treated as taxable income to the extent the amount received exceeds the investment in the Contract. Withdrawn earnings are includable in gross income and taxed at ordinary income rates. Under Revenue Ruling 61-201, an ordinary loss deduction may be available upon the full surrender of a contract if the proceeds of the surrender are less than the investment in the Contract. However, the deduction will be subject to the limitation on itemized deductions. You should consult your tax advisor before deducting any loss resulting from the surrender of a non-qualified annuity contract.

Contracts not owned for the benefit of natural persons, e.g., contracts owned by a corporation or certain other entities, are generally not treated as annuities for federal income tax purposes and any earnings are taxed as ordinary income in the current year. Exceptions may apply. For example, contracts held by a trust which holds the annuity contract as an agent for a natural person, contracts held for non-qualified deferred compensation arrangements, and contracts held for qualified contracts may be able to defer tax on earnings until money is withdrawn from the annuity contract. Purchasers who are not natural persons should consult their own tax counsel or other tax advisor before purchasing the Contract.

In addition to ordinary income tax, Section 72(q) of the Code imposes a ten percent (10%) penalty to the income portion of any premature withdrawals from a non-qualified annuity contract. The penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; or (e) which are allocable to Purchase Payments made prior to August 14, 1982. With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or five years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used. There may be other exceptions to the 10% tax penalty and additional conditions to the 10% penalty exceptions described above. Before you make a withdrawal from a non-qualified contract, you should consult your tax advisor to determine the tax treatment of the withdrawal and whether the 10% penalty tax will apply.

DIVERSIFICATION REQUIREMENTS

Non-qualified variable annuity contracts are treated as annuities for tax purposes and receive tax deferral as long as the Sub-accounts meet diversification standards set by the Code and applicable regulations. This favorable tax treatment allows you to select and make transfers among Sub-accounts without paying income tax until you take money out.

The diversification standards generally require each Portfolio to meet certain investment tests so that the concentration of the Portfolio’s underlying investments does not exceed certain percentages. The diversification requirements do not apply to IRA annuities or annuities issued to other qualified plans. If a Sub-account failed to

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comply with these diversification requirements, a non-qualified Contract would not be treated as an annuity for federal income tax purposes and the Owner would be currently taxed on the excess of the Contract Value over the investment in the Contract. We intend that the Portfolios of the corresponding Sub-accounts offered under the Contract be managed to comply with existing diversification standards. However, you bear the risk that the non-qualified Contract could be disqualified as an annuity due to the failure of a Portfolio or Sub-account to be deemed to be adequately diversified.

OWNER CONTROL

The diversification regulations do not provide guidance regarding the circumstances in which owner control of the investments of the Separate Account will cause a variable contract owner to be treated as the owner of the assets of the Separate Account. In certain circumstances, a variable contract owner may be considered to be the owner of the assets of a segregated asset account (also referred to as a “Sub-account”) if the IRS deems the owner to possess “ownership” in those assets, such as the ability to exercise investment control over the assets. If the contract owner is deemed to have “investor control” over the underlying Portfolios, then the contract owner could be taxed currently on income and gains under the Contract.

The application of the investor control doctrine is subject to some uncertainty. In Revenue Ruling 2003-91 (the “Revenue Ruling”), the IRS provided guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor to be treated as the owner of the assets in the account (which would result in the current taxation of the income on those assets to the Owner). The Revenue Ruling states that the determination of whether the owner of a variable contract is to be treated as the owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances. In the Revenue Ruling the IRS provided that if the number of underlying sub-accounts does not exceed 20, then the number of sub-accounts alone would not cause the contract owner to have investment control of the sub-account assets. The IRS also indicated that exceeding 20 investment options may be a factor, along with other factors, when determining whether a variable contract owner has investor control over the underlying contract assets. The Revenue Ruling did not indicate the number of investment options, or sub-accounts, if any, that would cause the contract owner to have investor control over the sub-account assets.

We believe that the design of the Contract and the relationship between our Contract and the Portfolios is such that the investor control doctrine should not apply. We also do not believe that the ownership rights of an Owner under a Contract (e.g. the right to allocate money into a number of Sub-accounts) would result in any Owner being treated as the owner of the assets of the Contract under the Revenue Ruling. However, we do not know whether additional guidance will be provided by the IRS on this issue and what standards may be contained in such guidance. In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owner being retroactively determined to be the owner of the assets of the sub-account. Due to the uncertainty in this area, we reserve the right to modify the Contract in an attempt to maintain favorable tax treatment. However, there is no assurance that such modifications would be successful.

DISTRIBUTIONS AT DEATH

In order to be treated as an annuity contract for tax purposes, a non-qualified contract must provide that:

1.	If the Owner dies before annuity payments begin, the entire interest in the Contract must be distributed within five years after the date of the Owner’s death. If payable to a designated beneficiary, the distributions must be paid over the life or life expectancy of that designated beneficiary, so long as the payouts begin within one year of the Owner’s death. If the sole designated beneficiary is the spouse of the Owner, the Contract may be continued in the name of the spouse as Owner; or

2.	If the Owner dies on or after annuity payments begin, the remainder of any interest in the Contract must be distributed at least as rapidly as that provided for in the method in effect on the date of death.

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If the Owner is not a natural person, then for purposes of these distribution rules, the Annuitant is considered the Owner. In addition, when the Owner is not a natural person, a change in the Annuitant is treated as the death of the Owner.

ANNUITY DATE

We will deny our consent to a later Annuity Date based upon any current or future legal restrictions imposed by state laws and regulations, by regulatory authorities or by the Code and the IRS. For non-qualified Contracts, if the Contract’s Income Phase occurs at a time when the Annuitant has reached an advanced age (e.g., past age 95), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, gains under the Contract could be currently includable in your income. The IRS has not provided guidance with respect to a maximum date on which annuity payments must start. In the event that any future rulings, regulations, or other pronouncements by the IRS provide us with guidance, we may need to restrict your ability to change to any Annuity Date under a non-qualified Contract which occurs when the Annuitant is at an advanced age (e.g., past age 95).

OPTIONAL BENEFIT RIDER—NON-QUALIFIED CONTRACTS

We do not believe that the fees and charges associated with any optional benefit provided under the Contract should be treated as taxable withdrawals. However, it is possible that the IRS may take the position that the fees and charges deducted for certain optional benefit riders, are deemed to be taxable distributions that are subject to the 10% penalty tax on distributions made before age 59 1/2.

In general, any amount actually received under the Contract as a death benefit, including an optional death benefit, will be treated for tax purposes as provided in the “Non-Qualified Contracts” and “Taxation of Annuity Payments” sections.

QUALIFIED CONTRACTS

Contracts purchased as an IRA, Roth IRA, SIMPLE IRA, or SEP IRA are referred to as “qualified contracts” because they are qualified under the Code to provide tax deferral for retirement purposes. You do not have to purchase an annuity contract to qualify for the tax deferral offered by these qualified contracts. There may be other investment vehicles that can be purchased for your retirement plan. However, an annuity contract has features and benefits other than tax deferral that may make it an appropriate investment for your retirement plan. Numerous special tax rules apply to the participants in qualified plans and to annuity contracts used in connection with qualified plans. Therefore, we make no attempt in this prospectus to provide more than general information about use of the Contract with qualified plans. If the Contract is purchased as part of your employer’s retirement plan, we are not responsible for determining if your employer’s plan or arrangement satisfies the requirements of the Code and/or the Employee Retirement Income Security Act of 1974 (ERISA). You should consult your tax advisor regarding these features and benefits before you buy a qualified Contract.

Qualified contracts are subject to special rules and limits on Purchase Payments and distributions that vary according to the type of retirement plan. You may be able to make a direct transfer or rollover from other qualified plans and qualified contracts to this qualified Contract. Ineligible or excess contributions to certain qualified contracts can result in substantial penalties and possible loss of the Contract’s or retirement plan’s qualified status. Tax penalties of 10% or more, may apply to certain distributions; for example if you are under age 59 1/2 and not disabled as defined by the Code.

IRAs. Individuals may contribute to an individual retirement arrangement known as a traditional IRA (“IRA”). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual’s gross income. Under some circumstances, you may be able to make “after-tax” contributions. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. Traditional IRAs include the SEP IRA and SIMPLE IRA. An employer can establish a SEP IRA or SIMPLE IRA for its employees. Under an employer’s SEP IRA or SIMPLE IRA, contributions for each eligible employee can be made under Contracts issued as an IRA. Under certain conditions, distributions from other IRAs and other

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retirement plans may be rolled over or transferred on a tax deferred basis into an IRA. Purchasers of IRAs should obtain competent tax advice as to the tax treatment and suitability of such an investment.

Roth IRAs. Under applications limitations, individuals may also contribute nondeductible contributions to Roth IRAs. These Roth IRAs are also subject to limitations on eligibility, contributions, transferability and distributions. “Qualified distributions” from Roth IRAs are excluded from taxable gross income. “Qualified distributions” are distributions which (a) are made more than five years after the taxable year of the first contribution to a Roth IRA, and (b) meet any of the following conditions: (1) the annuity owner has reached age 59 1/2; (2) the distribution is paid to a Beneficiary after the Owner’s death; (3) the annuity Owner is disabled; or (4) the distribution will be used for first time home purchase. (Qualified distributions for first time home purchases may not exceed $10,000.) Non-qualified distributions are includable in taxable gross income only to the extent that they exceed the contributions made to the Roth IRA. The taxable portion of a non-qualified distribution may be subject to the 10% penalty tax.

You may convert a traditional IRA to a Roth IRA. You will be required to include the taxable portion of the conversion in your taxable gross income, but you will not be required to pay the 10% penalty tax. However, a 10% penalty tax may apply to a conversion from an IRA if distributions occur during the five taxable years beginning with the year in which the conversion was made. You should consult a tax advisor before converting an IRA to a Roth IRA.

If your Contract is issued as an IRA or Roth IRA, then we will issue the Contract with language intended to qualify the Contract for tax purposes as an IRA or Roth IRA. We will also provide the necessary administrative procedures to administer the IRAs and Roth IRAs in accordance with IRS requirements governing the sponsors of IRAs and Roth IRAs subject to the accuracy and completeness of the information you provide us. However, you are cautioned that the rights of any person to benefits under the retirement plan may be subject to the terms and conditions of the plans, regardless of the terms and conditions of the Contract. In addition, we will not be bound by the terms and conditions of a retirement plan to the extent such terms and conditions contradict the Contract, unless we consent.

For SEP IRAs and SIMPLE IRAs, certain IRS requirements and administrative procedures will be provided by your employer, and your Contract may be subject to the terms of the SEP IRA or SIMPLE IRA plan. Contracts issued in connection with SEP IRAs and SIMPLE IRAs may include special provisions that may restrict or modify the Contract provisions and administrative services in this prospectus. Where required, Contracts sold in connection with SEP or SIMPLE plans will utilize annuity purchase rate tables which do not differentiate on the basis of sex.

Limits on Annual Contributions. Under federal tax law, IRAs and Roth IRAs both limit the amount of annual contributions an individual can contribute to his or her IRA or Roth IRA. The IRA and Roth IRA annual contribution limit for 2012 of $5,000 is lower than the minimum Purchase Payment of $25,000 that we accept. Therefore, you may only contribute an initial Purchase Payment that is a rollover contribution of $25,000 or more from other eligible retirement plans. Generally, rollovers and direct transfers will not be subject to annual contribution limits. IRA Owners age 50 or older may be able to make additional “catch-up” contributions each year. If contributions are being made under a SEP or SIMPLE IRA, additional amounts may be contributed as permitted by the Code and the terms of the employer’s plan. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax.

Required Minimum Distributions. Generally, qualified contracts (except for Roth IRAs) are subject to lifetime required minimum distributions. For IRAs, SIMPLE IRAs, and SEP IRAs, you must begin receiving required minimum distributions by April 1 of the year following the year in which you reach age 70 1/2. There is a 50% penalty tax on the shortfall if you fail to take required minimum distributions.

The required minimum distribution rules require that the entire interest in the Contract generally must be distributed not later than the required beginning date or distributed, beginning not later than the required

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beginning date over the life or life expectancy of the Owner, or the joint lives or joint life expectancy of the Owner and his or her designated beneficiary. These requirements do not apply to a Roth IRA during the Owner’s life. Required minimum distributions from IRAs may be taken in the form of withdrawals from (1) the IRA Contract Value prior to the Contract’s Annuity Date, or (2) from another IRA, Roth IRA, SIMPLE IRA, or SEP IRA that you own, to the extent permitted under federal tax law.

Generally, if the Owner dies before required minimum distributions have begun, the entire interest of the Owner must be distributed by December 31st of the year that is the fifth anniversary of the Owner’s death or over the life or life expectancy of the designated Beneficiary if such distributions begin no later than December 31st of the year after the date of the Owner’s death. If your spouse is your Beneficiary and your Contract permits, your spouse may delay the start of required minimum distributions until December 31st of the year in which you would have reached age 70 1/2. The spouse Beneficiary of an IRA may elect to roll over the death proceeds into his or her own IRA (or a Roth IRA and pay the taxable portion of the death proceeds) and treat the IRA (or Roth IRA) as his or her own. Non-spouse Beneficiaries may also be able to roll over death proceeds to an inherited IRA. If you die after required minimum distributions have begun, payments of your entire remaining interest must be made in a manner and over a period as provided under the Code. Roth IRAs are not subject to the required minimum distributions rule while the Owner is alive. Distributions from a Roth IRA may be deferred until the death of the Owner.

Under final regulations issued by the Internal Revenue Service (“IRS”), the actuarial present value of “other benefits” provided under annuity contracts are included for purposes of calculating required minimum distributions. These other benefits include the value of any death benefits, such as the WTB rider, provided under your Contract. These benefits will be considered in calculating required minimum distributions and do impact the amount of your required minimum distribution.

The taxation of the additional benefits provided by the rider offered in this Contract is complex. The IRS may disagree with the tax treatment generally described here, or the IRS may issue additional guidance regarding the taxation of these types of rider. Such IRS actions may result in adverse tax consequences for you or additional tax liability. You should consult your tax advisor prior to selecting any optional benefit rider under the Contract.

Tax Treatment of Withdrawals. To the extent Purchase Payments have a zero cost basis (were made with pre-tax dollars), withdrawals will be taxed as ordinary income. In some cases, you must satisfy retirement plan or Code requirements before you take money out.

In addition to ordinary income tax, Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of any distributions from certain qualified contracts. To the extent amounts are not includable in gross income because they have been rolled over to an IRA or to another eligible plan; no tax penalty will be imposed. The following is a list of some of the distributions to which the tax penalty will not apply: (a) distributions made on after the date on which the Owner reaches ages 59 1/2; (b) distributions following the death or disability of the Owner as defined by the Code; (c) distributions made after separation from service after attainment of age 55; (d) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the Owner or the joint lives (or joint life expectancies) of such Owner and his or her beneficiary; (e) distributions made to the Owner to the extent such distributions do not exceed the amount allowable as a deduction under Section 213 of the Code to the Owner for amounts paid during the taxable year for medical care; (f) distributions made to pay health insurance premiums for an unemployed Owner; (g) distributions made to pay qualified higher education expenses; (h) distributions made to an Owner for first home purchases; (i) distributions due to an IRS levy; (j) “qualified reservist distributions”, as defined by the Code; and (k) distributions to qualified public safety employees from a governmental defined benefit plan after attaining age 50 and separating from service. The exception stated in (c) above does not apply to an IRA and Roth IRA. There may be other exceptions to the 10% tax penalty and additional conditions to the 10% penalty exceptions described above. Before you make a withdrawal, you should consult your tax advisor to determine the tax treatment of the withdrawal and whether the 10% penalty tax will apply.

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WITHDRAWALS FOR INVESTMENT ADVISOR FEES

Withdrawals from non-qualified Contracts for the payment of investment advisor fees will be considered taxable distributions from the Contract by the IRS. The IRS has also held, however, that the payment of investment advisor fees from certain tax-qualified contracts need not be considered a distribution for income tax purposes if certain requirements are met. You should consult a competent tax advisor for details if you want to pay your investment adviser by withdrawing funds from this Contract.

TAXATION OF ANNUITY PAYMENTS

Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment (or “amount received as an annuity”) is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined using an exclusion ratio in a manner that is designed to allow you to recover your after-tax investment in the Contract. The exclusion amount for annuity payments based on a fixed annuity is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain) bears to the expected return under the Contract. For qualified Contracts, the after-tax investment may be zero. The exclusion ratio is determined when annuity payments start. It is applied to each annuity payment over the expected stream of annuity payments, so that each annuity payment is taxable in part and tax-free in part. Once your investment in the Contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income. If the annuity payments stop as a result of the Annuitant’s death before full recovery of the investment in the Contract, you should consult a competent tax adviser to determine whether the unrecovered investment in the Contract is deductible. Owners, Payees and Beneficiaries under the contracts should seek competent financial advice about the tax consequences of any distributions.

As mentioned above, distributions prior to age 59 1/2 are subject to a 10% penalty tax, subject to certain exceptions. One exception is for distributions that are part of a series of substantially equal periodic payments (made not less frequently than annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated beneficiary. Another is the “immediate annuity” exception, for annuity payments made pursuant to a partial or complete annuitization of your non-qualified Contract. Whether annuity payments made prior to age 59 1/2 satisfy either of these exceptions will depend on the manner in which such payments are made under the facts and circumstances of each case.

DEATH BENEFITS

Any death benefits paid under the Contract are generally taxable to the Beneficiary. The rules governing taxation of payments from an annuity Contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or annuity payments. Estate or gift taxes may also apply.

EFFECT OF CIVIL UNIONS AND DOMESTIC PARTNERSHIPS

For non-qualified and qualified annuities, there may be certain distribution options or elections available under federal tax law to beneficiaries who are “spouses” as defined under federal tax law. However, these same options may not be available to surviving beneficiaries who are “civil union partners”, “domestic partners” or other similar relationships as recognized under state law. These options are available only to a person defined as a “spouse” under the federal Defense of Marriage Act, or any other applicable federal law. Accordingly, the administration of spousal rights and the related tax reporting for the Contract will be done in a manner consistent with federal tax law requirements. The rights and benefits of civil union, domestic partnerships and other similar relationships under federal law are evolving and complex. Therefore, you should contact your legal advisor to discuss the availability of options and elections available to your surviving partner.

EXCHANGES

From time to time we may offer programs under which certain variable annuity contracts previously issued by us may be exchanged for the Contracts offered by this prospectus. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the

46

exchanges will be tax free for federal income tax purposes; however, you should consult your tax advisor. Generally you can exchange one non-qualified Contract for another in a tax-free exchange under Section 1035 of the Code. In addition, if your Contract is a qualified Contract, then it will generally qualify as a tax free rollover or transfer. However, only one rollover is permitted during any one-year period.

If you exchange part of an existing contract for this Contract, and within 180 days of the exchange you receive a payment (e.g., you make a withdrawal) from either contract, the exchange may not be treated as a tax-free exchange. Rather, the exchange may be treated as if you had made a taxable withdrawal from the existing contract and then purchased this Contract. Subject to certain exceptions, some or all of the amount exchanged into this Contract could be includible in your income and subject to the 10% tax described in the “Non-Qualified Contracts” section of this prospectus.

If you are considering a partial exchange of an annuity contract, you should consider the conditions described by Revenue Procedure 2011-38, effective for transfers that are completed on or after October 24, 2011. Under Rev. Proc. 2011-38: (1) the period of time after which cash can be withdrawn from either contract is 180 days beginning on the date of the transfer and (2) annuity payments that satisfy the newly enacted partial annuitization rule of IRC § 72(a)(2) will not be treated as a distribution from either the old or new contract.

Before making an exchange, you should compare both Contracts carefully. You may have to pay a surrender charge on your existing annuity contract; other charges may be higher (or lower) and the benefits may be different. You should not exchange another variable annuity contract for this one unless you determine that, after knowing all the facts, the exchange is in your best interest. Also, you should consult your tax advisor in connection with an exchange involving the Contract, especially if you anticipate making a withdrawal from either Contract.

A transfer or assignment of ownership of a Contract, the designation of an Annuitant, the selection of certain Annuity Dates, or the exchange of a Contract may result in certain tax consequences to you that are not discussed here. An Owner contemplating any such transfer, assignment or exchange should consult with their tax advisor.

MULTIPLE CONTRACTS

All deferred non-qualified annuity Contracts that are issued by First Symetra (or any affiliate) to the same Owner during any calendar year will be treated as one annuity contract for purposes of determining the taxable amount. As a result, withdrawals from any such contracts will be taxed based upon the income in all of the contracts aggregated in the same calendar year. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such multiple contracts. For purposes of the aggregation rule, contracts received in a 1035 exchange will be considered issued in the year of the exchange. Also, all traditional IRAs you own will be treated as one IRA for tax purposes. You should consult a tax advisor prior to purchasing more than one annuity contract in any calendar year or owning more than one IRA.

TAX WITHHOLDING

Generally, federal income tax is withheld from the taxable portion of withdrawals at a rate of 10%. Withholding on periodic payments as defined by the Code is at the same rate as wages. Typically, you may elect not to have income taxes withheld or to have withholding done at a different rate. Certain distributions, however, from qualified retirement plans may be subject to a mandatory 20% withholding. Special withholding rules apply to United States citizens residing outside the United States and to non-resident aliens.

FEDERAL ESTATE TAXES

While no attempt is being made to discuss the federal estate tax implications of the Contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

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GENERATION-SKIPPING TRANSFER TAX

Under certain circumstances, the Code may impose a “generation skipping transfer tax” when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TAX RELIEF, UNEMPLOYMENT INSURANCE REAUTHORIZATION, AND JOB CREATION ACT OF 2010

The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (the “2010 Act”) extends for two years the federal estate tax, gift tax and generation-skipping transfer tax exemptions and retains the federal estate tax rates; the generation-skipping transfer tax rates; and the gift tax rates enacted as part of the Economic Growth and Tax Relief Reconciliation Act of 2001.

The estate, gift, and generation-skipping transfer tax exemption provisions of the 2010 Act are only effective until December 31, 2012, after which the provisions will sunset, and the federal estate, gift, and generation-skipping transfer taxes will return to their pre-2001 levels, resulting in significantly lower exemptions and significantly higher tax rates. Between now and the end of 2012, Congress may make these provisions of the 2010 Act permanent, or they may do nothing and allow these 2010 Act provisions to sunset, or they may alter the exemptions and/or applicable tax rates.

If you are considering the purchase of the Contract as part of your estate tax planning, you should consult with your tax advisor particularly in light of the uncertainty as to future estate, gift and generation-skipping transfer taxes.

MEDICARE TAX

Beginning in 2013, distributions from non-qualified annuity contracts will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts. Please consult a tax advisor for more information.

ANNUITY PURCHASES BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS

The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. If you are not a U.S. citizen or resident, you will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, you may be subject to state and/or municipal taxes and taxes that may be imposed by your country of citizenship or residence. You should consult with a qualified tax advisor regarding U.S. state, and foreign taxation with respect to purchasing the Contract.

FOREIGN TAX CREDITS

We may benefit from any foreign tax credits attributable to taxes paid by certain Portfolios to foreign jurisdictions to the extent permitted under federal tax law.

POSSIBLE TAX LAW CHANGES

Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity Contract owners currently receive. We make no guarantee regarding the tax status of any contact and do not intend the above discussion as tax advice.

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10. OTHER INFORMATION

FIRST SYMETRA NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

First Symetra National Life Insurance Company of New York was incorporated as a stock life insurance company under the laws of the state of New York on April 23, 1987. We provide individual and group life, accident and health insurance, and annuity products and are licensed to do business in New York. First Symetra is a wholly owned subsidiary of Symetra Life Insurance Company.

SEPARATE ACCOUNT

We established First Symetra Separate Account S under New York insurance law on February 2, 1995. The Separate Account holds the assets that underlie Contract Values invested in the Sub-accounts. The Separate Account was registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended.

First Symetra is taxed as a life insurance company under the Code. Under New York law, the assets in the Separate Account are the property of First Symetra. For federal income tax purposes, the Separate Account is not a separate entity from First Symetra and its operations form a part of First Symetra. However, the portion of the assets in the Separate Account equal to the reserves and other Contract liabilities with respect to the Separate Account are not chargeable with liabilities arising out of any other business that we may conduct. Income, gains and losses, realized and unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of First Symetra. Promises we make in the Contract are general corporate obligations of First Symetra and are not dependent on assets in the Separate Account.

CHANGES TO THE SEPARATE ACCOUNT

Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account. We will not make any such changes without receiving any necessary approval of the SEC and the New York State Department of Financial Services. We will notify you of any changes in writing. These changes include, among others, the right to:

•	Transfer assets supporting the Contracts from one Sub-account to another or from the Separate Account to another separate account;

•	Combine the Separate Account with other separate accounts, and/or create new separate accounts;

•	Deregister the Separate Account, or operate the Separate Account as a management investment company, or as any other form permitted by law;

•	Manage the Separate Account under the direction of a committee at any time;

•	Make any changes required by applicable law or regulation; and

•	Modify the provisions of the Contract to reflect changes to the Sub-accounts and the Separate Account and to comply with applicable law.

Some, but not all, of these future changes may be the result of changes in applicable laws or interpretations of law. We reserve the right to make other structural and operational changes affecting the Separate Account.

GENERAL ACCOUNT

All amounts allocated to an annuity option become part of our General Account. First Symetra exercises sole discretion over the investment of General Account assets, and bears the associated investment risk. You will not share in the investment experience of General Account assets. Assets in the General Account are not insulated from the claims of First Symetra’s creditors and are subject to the liabilities arising from any of our other business. Any guarantees provided for under the Contract are backed by our financial strength and claims paying ability. You must look to the strength of the insurance company with regard to such guarantees.

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Interests in the General Account have not been registered under the Securities Act of 1933, as amended, nor is the General Account registered as an investment company under the Investment Company Act of 1940, as amended.

DISTRIBUTION (PRINCIPAL UNDERWRITER)

The Contracts are distributed by Symetra Securities, Inc. (“SSI”). They are sold by individuals who, in addition to being licensed to sell variable annuity contracts for First Symetra, are also registered representatives of SSI or broker-dealers who have a current sales agreement with SSI and First Symetra. SSI is an affiliate of First Symetra and is located at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004. It is registered as a broker-dealer with the SEC under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”). No amounts are retained by SSI for acting as principal underwriter for First Symetra variable products. Furthermore, we and SSI offer the Contracts through our affiliated broker-dealer, Symetra Investment Services, Inc. (“SIS”). Because of this affiliation, SIS and its registered representatives may favor First Symetra’s products.

We do not pay commissions for the promotion and sale of First Symetra True Variable Annuity Contracts.

To the extent permitted by FINRA rules, promotional incentives or payments may also be provided to broker-dealers and wholesalers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria. Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

This Contract does not assess any sales charge. You indirectly pay for distribution expenses primarily, but not exclusively, through the mortality and expense risk charge and if applicable, the Sub-account fund facilitation fee. We may also pay for sales and distribution expenses out of any payments we or SSI receive from the underlying Portfolios or their investment advisors or affiliates for providing administrative, distribution and other services to the Portfolios.

AMENDMENTS TO THE CONTRACT

We reserve the right to amend the Contract to meet the requirements of applicable federal or state laws or regulations. Only an authorized officer of First Symetra may change the Contract and cannot be effective without the prior approval of the New York State Department of Financial Services. You will be notified in writing of any changes, modifications or waivers. If any required change diminishes the rights and/or benefits of the Contract, we will seek your written consent.

LEGAL PROCEEDINGS

There are no legal proceedings to which the Separate Account or SSI is a party. In the ordinary course of business, First Symetra is engaged in various kinds of litigation, including class action and other lawsuits, or in arbitration. In some class action and other lawsuits involving insurance companies and other financial service providers, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time it appears that there are no pending or threatened lawsuits that are likely to have a material adverse effect on the Separate Account, on First Symetra’s ability to meet its obligations under the Contract, or on SSI’s ability to perform under its principal underwriting agreement.

RIGHT TO SUSPEND TRANSFERS, OR WITHDRAWALS

We may be required to suspend or postpone payment of transfers, withdrawals, and benefits from the Sub-accounts for any period of time when:

•	the NYSE is closed (other than customary weekend or holiday closings);

•	trading on the NYSE is restricted;

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•	an SEC declared emergency exists such that disposal of or determination of the value of the Sub-accounts is not reasonably practicable; or

•	the SEC, by order, so permits for your protection.

Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a Purchase Payment and/or “freeze” your Contract. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making payments under an annuity payment option. We may also be required to provide additional information about you or your Contract to government regulators.

REDUCTION OF CHARGES

Under some circumstances we may expect to experience lower costs or higher revenues associated with issuing and administering certain Contracts. For example, sales expenses are expected to be less when Contracts are sold to a large group of individuals. In these situations, we may have lower administrative costs due to the ability to centralize communications with one large group rather than individualized communications. Thus administrative tasks, such as the processing of forms and handling of Purchase Payments, withdrawals and surrenders may be administered more efficiently. Under such circumstances we may pass a portion of these anticipated savings on to you by reducing Owner transaction charges.

We may also take such action in connection with Contracts sold to our officers, directors, and employees and their family members, employees of our affiliates and their family members, and registered representatives and employees of broker-dealers that have a current selling agreement with us. In each circumstance such actions will be reasonably related to the savings or revenues anticipated and will be applied in a non-discriminatory manner. These actions may be withdrawn or modified by us at any time.

WEBSITE INFORMATION

You can find more information about the First Symetra True Variable Annuity Contract as well as other products and financial services offered by First Symetra National Life Insurance Company of New York on the Internet at http://www.Symetra.com/ny. This website is frequently updated with new information and can help you locate a representative near you.

FINANCIAL STATEMENTS

The statutory-basis financial statements of First Symetra National Life Insurance Company of New York and the financial statements of First Symetra Separate Account S are included in the Statement of Additional Information.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

General Information

Services

Purchase of Contracts

Underwriter

Financial Statements

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(cut along dotted line)

If you would like a free copy of the Statement of Additional Information dated November 19, 2012, for this prospectus, please complete this form, detach and mail to:

First Symetra National Life Insurance Company of New York

PO Box 758501

Topeka, KS 66675-8501

Please send me a free copy of the Statement of Additional Information for the First Symetra True Variable Annuity at the following address:

Name:

Mailing Address:

APPENDIX A: ACCUMULATION UNIT VALUE HISTORY

As this is a new product, there is no Accumulation Unit Value History.

A-1

APPENDIX B: PORTFOLIO INFORMATION

You can find more detailed information about the Portfolios, including a description of risks and expenses, in the prospectuses for the Portfolios, which can be obtained without charge by contacting our Administrative Office. You should read those prospectuses carefully before investing. If you have received a summary prospectus for any of the Portfolios listed in Appendix B, please follow the instructions on the first page of the summary prospectus to obtain a copy of the full Portfolio prospectus. The Portfolio information below was provided by the Portfolios. We have not independently verified the accuracy of the information.

STANDARD SUB-ACCOUNTS INVEST IN THE FOLLOWING PORTFOLIOS

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
AllianceBernstein Variable Products Fund Series, Inc.
AllianceBernstein VPS Real Estate Investment Portfolio – Class A	Total return from long-term growth of capital and income.	AllianceBernstein LP
AllianceBernstein VPS Small Cap Growth Portfolio – Class A	Long-term growth of capital.	AllianceBernstein LP
AllianceBernstein VPS Small/Mid Cap Value Portfolio – Class A	Long-term growth of capital.	AllianceBernstein LP
American Century Variable Portfolios, Inc.
American Century VP Mid-Cap Value Fund	The fund seeks long-term capital growth. Income is a secondary objective.	American Century Investment Management, Inc.
American Century VP Value Fund	This fund seeks long-term capital growth. Income is a secondary objective.	American Century Investment Management, Inc.
Blackrock Variable Series Fund, Inc.
BlackRock Capital Appreciation V.I. Fund Class I	The fund seeks long-term growth of capital.	BlackRock Advisors, LLC Sub-advised by BlackRock Investment Management, LLC
BlackRock Global Allocation V.I. Fund Class I	The fund seeks high total investment return.	BlackRock Advisors, LLC Sub-advised by BlackRock Investment Management, LLC and BlackRock International Limited
BlackRock High Yield V.I. Fund Class I	The fund seeks to maximize total return, consistent with income generation and prudent investment management.	BlackRock Advisors, LLC Sub-advised by BlackRock Financial Management, Inc.

B-1

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
Calvert Variable Products, Inc.
Calvert VP EAFE International Index Portfolio – Class I	The EAFE International Index Portfolio seeks investment results that correspond to the total return performance of common stocks as represented by the Morgan Stanley Capital International EAFE Index. The MSCI EAFE Index emphasizes the stocks of companies in major markets in Europe, Australasia, and the Far East.	Calvert Investment Management, Inc.
Calvert VP Russell 2000 Small Cap Index Portfolio – Class I	The Russell 2000 Small Cap Index Portfolio seeks investment results that correspond to the investment performance of U.S. common stocks, as represented by the Russell 2000 Index.	Calvert Investment Management, Inc.
Columbia Funds Variable Insurance Trust
Columbia Mid Cap Growth Fund – Class 1	The Fund seeks long-term capital appreciation.	Columbia Management Investment Advisers, LLC
Columbia VP Small Cap Value Fund – Class 1	The Fund seeks long-term capital appreciation.	Columbia Management Investment Advisers, LLC
Columbia VP Income Opportunities Fund – Class 1	The Fund seeks to provide shareholders with a high total return through current income and capital appreciation.	Columbia Management Investment Advisers, LLC
Columbia VP International Opportunity Fund – Class 1	The Fund seeks to provide shareholders with capital appreciation.	Columbia Management Investment Advisers, LLC
Delaware VIP Trust
Delaware VIP Smid Cap Growth Series, Standard Class	Seeks long-term capital appreciation.	Delaware Management Company, a series of Delaware Management Business Trust, which is an indirectly wholly-owned subsidiary of Delaware Management Holdings, Inc.
Delaware VIP Emerging Markets Series, Standard Class	Seeks long-term appreciation.	Delaware Management Company, a series of Delaware Management Business Trust, which is an indirectly wholly-owned subsidiary of Delaware Management Holdings, Inc.

B-2

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
Delaware VIP International Value Equity Series, Standard Class	Seeks long-term growth without undue risk to principal.	Delaware Management Company, a series of Delaware Management Business Trust, which is an indirectly wholly-owned subsidiary of Delaware Management Holdings, Inc.
Delaware VIP Small Cap Value Series, Standard Class	Seeks capital appreciation.	Delaware Management Company, a series of Delaware Management Business Trust, which is an indirectly wholly-owned subsidiary of Delaware Management Holdings, Inc.
Dimensional Fund Advisors
VA Global Bond Portfolio	The investment objective of the VA Global Bond Portfolio is to provide a market rate of return for a fixed income portfolio with low relative volatility of returns.	Dimensional Fund Advisors LP
VA International Small Portfolio	The investment objective of the VA International Small Portfolio is to achieve long-term capital appreciation.	Dimensional Fund Advisors LP
VA International Value Portfolio	The investment objective of the VA International Value Portfolio is to achieve long-term capital appreciation.	Dimensional Fund Advisors LP
VA Short - Term Fixed Portfolio	The investment objective of the VA Short-Term Fixed Portfolio is to achieve a stable real return in excess of the rate of inflation with a minimum of risk.	Dimensional Fund Advisors LP
VA U.S. Large Value Portfolio	The investment objective of the VA U.S. Large Value Portfolio is to achieve long-term capital appreciation.	Dimensional Fund Advisors LP
VA U.S. Targeted Value	The investment objective of the VA U.S. Targeted Value Portfolio is to achieve long-term capital appreciation.	Dimensional Fund Advisors LP
Dreyfus Variable Investment Fund (“Dreyfus VIF”)
Dreyfus VIF – Appreciation Portfolio – Initial Shares	The fund seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.	The Dreyfus Corporation Sub-advised by Fayez Sarofim & Co.

B-3

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
Fidelity® Variable Insurance Products
Fidelity VIP Contrafund® Portfolio – Initial Class	Fidelity VIP Contrafund® Portfolio seeks long-term capital appreciation.	Fidelity Management & Research Company
Fidelity VIP Energy Portfolio – Initial Class	Fidelity VIP Energy Portfolio seeks capital appreciation.	Fidelity Management & Research Company
Fidelity VIP Financial Services Portfolio – Initial Class	Fidelity VIP Financial Services Portfolio seeks capital appreciation.	Fidelity Management & Research Company
Fidelity VIP Investment Grade Bond Portfolio – Initial Class	Fidelity VIP Investment Grade Bond Portfolio seeks as high a level of current income as is consistent with the preservation of capital.	Fidelity Management & Research Company
Fidelity VIP Mid Cap Portfolio – Initial Class	Fidelity VIP Mid Cap Portfolio seeks long-term growth of capital.	Fidelity Management & Research Company
Fidelity VIP Real Estate Portfolio – Initial Class	Fidelity VIP Real Estate Portfolio seeks above-average income and long-term capital growth, consistent with reasonable investment risk. The fund seeks to provide a yield that exceeds the composite yield of the S&P 500® Index.	Fidelity Management & Research Company
Fidelity VIP Strategic Income Portfolio – Initial Class	Fidelity VIP Strategic Income Portfolio seeks a high level of current income. The fund may also seek capital appreciation.	Fidelity Management & Research Company
Fidelity VIP Technology Portfolio – Initial Class	Fidelity VIP Technology Portfolio seeks capital appreciation.	Fidelity Management & Research Company
Franklin Templeton Variable Insurance Products Trust
Franklin Rising Dividends Securities Fund – Class 1	Seeks long-term capital appreciation, with preservation of capital as an important consideration. Under normal market conditions, the fund invests at least 80% of its net assets in investments of companies that have paid rising dividends.	Franklin Advisory Services, LLC
Franklin Strategic Income Securities Fund – Class 1	Seeks a high level of current income, with capital preservation over the long term as a secondary goal. Under normal market conditions, the fund invests primarily to predominantly in U.S. and foreign debt securities, including those in emerging markets.	Franklin Advisers, Inc.

B-4

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
Franklin U.S. Government Fund – Class 1	Seeks income. Under normal market conditions, the Fund invests at least 80% of its net assets in U.S. government securities.	Franklin Advisers, Inc.
Mutual Global Discovery Securities Fund – Class 1	Seeks capital appreciation. Under normal market conditions, the fund invests primarily in U.S. and foreign equity securities that the investment manager believes are undervalued.	Franklin Mutual Advisers, LLC
Mutual Shares Securities Fund – Class 1	Seeks capital appreciation, with income as a secondary goal. Under normal market conditions, the Fund invests primarily in U.S. and foreign equity securities that the manager believes are undervalued.	Franklin Mutual Advisers, LLC
Templeton Developing Markets Securities Fund – Class 1	Seeks long-term capital appreciation. Under normal market conditions, the Fund invests at least 80% of its net assets in emerging market investments.	Templeton Asset Management Ltd.
Templeton Foreign Securities Fund – Class 1	Seeks long-term capital growth. Under normal market conditions, the fund invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets.	Templeton Investment Counsel, LLC
Templeton Global Bond Securities Fund – Class 1	Seeks high current income, consistent with preservation of capital, with capital appreciation as a secondary consideration. Under normal market conditions, the Fund invests at least 80% of its net assets in bonds, which include debt securities of any maturity, such as bonds, notes, bills and debentures.	Franklin Advisers, Inc.
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco V.I. Core Equity Fund (Series I Shares)	The fund’s investment objective is long-term growth of capital.	Invesco Advisers, Inc.
Invesco V.I. Global Real Estate Fund (Series I Shares)	The fund’s investment objective is total return through growth of capital and current income.	Invesco Advisers, Inc. Sub-advised by Invesco Asset Management Limited
Invesco V.I. International Growth Fund (Series I Shares)	The fund’s investment objective is long-term growth of capital.	Invesco Advisers, Inc.

B-5

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
Invesco V.I. Mid Cap Core Equity Fund (Series I Shares)	The fund’s investment objective is long-term growth of capital.	Invesco Advisers, Inc.
Invesco V.I. Small Cap Equity Fund (Series I Shares)	The fund’s investment objective is long-term growth of capital.	Invesco Advisers, Inc.
Invesco Van Kampen V.I. Comstock (Series I Shares)	The fund’s investment objective is to seek capital growth and income through investments in equity securities, including common stocks, preferred stocks and securities convertible into common and preferred stocks.	Invesco Advisers, Inc.
Janus Aspen Series
Janus Aspen Enterprise Portfolio – Institutional Shares	Seeks long-term growth of capital.	Janus Capital Management, LLC
Janus Aspen Flexible Bond Portfolio – Institutional Shares	Seeks to obtain maximum total return, consistent with preservation of capital.	Janus Capital Management, LLC
Janus Aspen Overseas Portfolio – Institutional Shares	Seeks long-term growth of capital.	Janus Capital Management, LLC
Janus Aspen Perkins Mid Cap Value Portfolio – Institutional Shares	Seeks capital appreciation.	Janus Capital Management, LLC
JPMorgan Insurance Trust
JPMorgan Insurance Trust Mid Cap Value Portfolio – Class 1	The portfolio seeks capital appreciation with the secondary goal of achieving current income by investing primarily in equity securities.	J.P.Morgan Investment Management Inc., an indirect, wholly-owned subsidiary of JPMorgan Chase & Co.
MFS® Variable Insurance Trust
MFS® Growth Series – Initial Class	Seeks capital appreciation.	Massachusetts Financial Services Company
MFS® Utilities Series – Initial Class	Seeks total return.	Massachusetts Financial Services Company
MFS® Variable Insurance Trust II
MFS® International Growth Portfolio – Initial Class	Seeks capital appreciation.	Massachusetts Financial Services Company
MFS® International Value Portfolio – Initial Class	Seeks capital appreciation.	Massachusetts Financial Services Company
MFS® Government Securities Portfolio – Initial Class	Seeks total return with an emphasis on current income, but also considering capital appreciation.	Massachusetts Financial Services Company

B-6

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
MFS® New Discovery Series – Initial Class	Seeks capital appreciation.	Massachusetts Financial Services Company
PIMCO Variable Insurance Trust
PIMCO All Asset Portfolio – Institutional Class	The Portfolio seeks maximum real return consistent with preservation of real capital and prudent investment management.	Pacific Investment Management Company LLC Sub-advised by Research Affiliates LLC
The PIMCO All Asset Portfolio is a “fund of funds”, which means that it achieves its objective by investing in other mutual funds rather than in individual securities.
PIMCO CommodityRealReturn® Strategy Portfolio – Institutional Class	The Portfolio seeks maximum real return, consistent with prudent investment management.	Pacific Investment Management Company LLC
PIMCO Emerging Markets Bond Portfolio – Institutional Class	The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.	Pacific Investment Management Company LLC
PIMCO EqS Pathfinder Portfolio – Institutional Class	The Portfolio seeks capital appreciation.	Pacific Investment Management Company LLC
PIMCO Foreign Bond Portfolio (Unhedged) – Institutional Class	The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.	Pacific Investment Management Company LLC
PIMCO Global Bond Portfolio (Unhedged) – Institutional Class	The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.	Pacific Investment Management Company LLC
PIMCO Global Multi-Asset Portfolio – Institutional Class	The Portfolio seeks total return which exceeds that of a blend of 60% MSCI World Index / 40% Barclays Capital U.S. Aggregate Index.	Pacific Investment Management Company LLC
PIMCO Long-Term US Government Portfolio – Institutional Class	The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.	Pacific Investment Management Company LLC
PIMCO Low Duration Portfolio – Institutional Class	The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.	Pacific Investment Management Company LLC
PIMCO Real Return Portfolio – Institutional Class	The Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.	Pacific Investment Management Company LLC

B-7

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
PIMCO Total Return Portfolio – Institutional Class	The Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.	Pacific Investment Management Company LLC
PIMCO Unconstrained Bond Portfolio – Institutional Class	The Portfolio seeks maximum long-term return, consistent with preservation of capital and prudent investment management.	Pacific Investment Management Company LLC
Pioneer Variable Contracts Trust
Pioneer Fund VCT Portfolio – Class I Shares	Reasonable income and capital growth.	Pioneer Investment Management, Inc.
Pioneer Growth Opportunities VCT Portfolio – Class I Shares	Growth of capital.	Pioneer Investment Management, Inc.
Pioneer Strategic Income VCT Portfolio – Class I Shares	The Portfolio seeks high current income by actively managing a diversified portfolio of U.S. and international high yield and investment-grade debt securities.	Pioneer Investment Management, Inc.
Royce Capital Fund
Royce Capital Fund Micro-Cap Portfolio – Investment Class	Seeks long-term growth of capital.	Royce & Associates, LLC
Royce Capital Fund Small-Cap Portfolio – Investment Class	Seeks long-term growth of capital.	Royce & Associates, LLC
Sentinel Variable Products Trust
Sentinel Variable Products Bond Fund	The Fund seeks high current income while seeking to control risk.	Sentinel Asset Management, Inc.
Sentinel Variable Products Common Stock Fund	The Fund seeks a combination of growth of capital, current income, growth of income and relatively low risk as compared with the stock market as a whole.	Sentinel Asset Management, Inc.
Sentinel Variable Products Small Company Fund	The Fund seeks growth of capital.	Sentinel Asset Management, Inc.
Symetra Mutual Funds Trust
Symetra DoubleLine Total Return Fund	The Fund seeks total return through both income and capital appreciation.	Symetra Investment Management, Inc. Sub-advised by DoubleLine Capital LP
Symetra DoubleLine Emerging Markets Income Fund	The Fund seeks total return through both income and capital appreciation.	Symetra Investment Management, Inc. Sub-advised by DoubleLine Capital LP

B-8

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
Symetra DFA U.S. CORE Equity Fund	The Fund seeks long term capital appreciation.	Symetra Investment Management, Inc. Sub-advised by Dimensional Fund Advisors LP
Symetra DFA International CORE Equity Fund	The Fund seeks long term capital appreciation.	Symetra Investment Management, Inc. Sub-advised by Dimensional Fund Advisors LP
The Symetra DFA U.S. CORE Equity Fund and the Symetra DFA International CORE Equity Fund are “fund of funds”, which means that they achieve their objective by investing in other mutual funds rather than in individual securities.
Symetra Yacktman Focused Fund	The Fund seeks long-term capital appreciation and, to a lesser extent, income.	Symetra Investment Management, Inc. Sub-advised by Yacktman Asset Management Co.
T. Rowe Price Variable Insurance Portfolios
T. Rowe Price Blue Chip Growth	Long-term capital growth. Income is a secondary objective.	T. Rowe Price Associates, Inc.
T. Rowe Price New America Growth Portfolio	Long-term growth of capital by investing primarily in the common stocks of growth companies.	T. Rowe Price Associates, Inc.
T. Rowe Price Equity Income Portfolio	Substantial dividend income as well as long-term growth of capital through investments in the common stocks of established companies.	T. Rowe Price Associates, Inc.
T. Rowe Price Health Sciences	The fund’s objective is long-term capital appreciation.	T. Rowe Price Associates, Inc.
T. Rowe Price International Stock Portfolio	Long-term growth of capital through investments primarily in the common stocks of established, non-U.S. companies.	T. Rowe Price Associates, Inc.
Van Eck Variable Insurance Products Trust
Van Eck VIP Global Hard Assets Fund – Initial Class	The Van Eck VIP Global Hard Assets Fund seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.	Van Eck Associates Corporation
Van Eck VIP Multi-Manager Alternatives Fund – Initial Class	The Van Eck VIP Multi-Manager Alternatives Fund seeks to achieve consistent absolute (positive) returns in various market cycles.	Van Eck Associates Corporation

B-9

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
Vanguard® Variable Insurance Fund Portfolios Vanguard is a registered trademark of The Vanguard Group
Vanguard VIF – Balanced Portfolio	The Balanced Portfolio seeks to provide long-term capital appreciation and reasonable current income.	Wellington Management Company, LLP
Vanguard VIF – Capital Growth Portfolio	The Capital Growth Portfolio seeks to provide long-term capital appreciation.	PRIMECAP Management Company
Vanguard VIF – Equity Income Portfolio	The Equity Income Portfolio seeks to provide an above-average level of current income and reasonable long-term capital appreciation.	Wellington Management Company, LLP and The Vanguard Group, Inc.
Vanguard VIF – Equity Index Portfolio	The Equity Index Portfolio seeks to track the performance of a benchmark index that measures the investment return of large-capitalization stocks.	The Vanguard Group, Inc.
Vanguard VIF – High Yield Bond Portfolio	The High Yield Bond Portfolio seeks to provide a high level of current income.	Wellington Management Company, LLP
Vanguard VIF – International Portfolio	The International Portfolio seeks to provide long-term capital appreciation.	Baillie Gifford Overseas Ltd., M&G Investment Management Limited, and Schroder Investment Management North America Inc.
Vanguard VIF – Mid-Cap Index Portfolio	The Mid-Cap Index Portfolio seeks to track the performance of a benchmark index that measures the investment return of mid-capitalization stocks.	The Vanguard Group, Inc.
Vanguard VIF – Money Market Portfolio	The Money Market Portfolio seeks to provide current income while maintaining liquidity and a stable share price of $1.	The Vanguard Group, Inc.
Vanguard VIF – REIT Index Portfolio	The REIT Index Portfolio seeks to provide a high level of income and moderate long-term capital appreciation by tracking the performance of a benchmark index that measures the performance of publicly traded equity Real Estate Investment Trusts.	The Vanguard Group, Inc.

B-10

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
Vanguard VIF – Short-Term Investment-Grade Portfolio	The Short-Term Investment-Grade Portfolio seeks to provide current income while maintaining limited price volatility.	The Vanguard Group, Inc.
Vanguard VIF – Small Company Growth Portfolio	The Small Company Growth Portfolio seeks to provide long-term capital appreciation.	Granahan Investment Management, Inc. and The Vanguard Group, Inc.
Vanguard VIF – Total Bond Market Index Portfolio	The Total Bond Market Index Portfolio seeks to track the performance of a broad, market-weighted bond index.	The Vanguard Group, Inc.
Vanguard VIF – Total Stock Market Index Portfolio	The Total Stock Market Index Portfolio seeks to track the performance of a benchmark index that measures the investment return of the overall stock market.	The Vanguard Group, Inc.

PREPAID ANNUITY SUB-ACCOUNTS INVEST IN THE FOLLOWING PORTFOLIOS:

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
Symetra Mutual Funds Trust
Symetra Pension Reserve Fund – 2016 (b. 1942-1947)	The Fund seeks investment returns that would provide an amount on the Fund’s termination date approximately equal to the then present value of specified lifetime annuity payments to be made to investors born in the year range identified in the Fund’s name.	Symetra Investment Management, Inc. Sub-advised by Russell Investment Management Company
Symetra Pension Reserve Fund – 2016 (b. 1948-1952)	The Fund seeks investment returns that would provide an amount on the Fund’s termination date approximately equal to the then present value of specified lifetime annuity payments to be made to investors born in the year range identified in the Fund’s name.	Symetra Investment Management, Inc. Sub-advised by Russell Investment Management Company
Symetra Pension Reserve Fund – 2016 (b. 1953-1957)	The Fund seeks investment returns that would provide an amount on the Fund’s termination date approximately equal to the then present value of specified lifetime annuity payments to be made to investors born in the year range identified in the Fund’s name.	Symetra Investment Management, Inc. Sub-advised by Russell Investment Management Company

B-11

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
Symetra Pension Reserve Fund – 2020 (b. 1942-1947)	The Fund seeks investment returns that would provide an amount on the Fund’s termination date approximately equal to the then present value of specified lifetime annuity payments to be made to investors born in the year range identified in the Fund’s name.	Symetra Investment Management, Inc. Sub-advised by Russell Investment Management Company
Symetra Pension Reserve Fund – 2020 (b. 1948-1952)	The Fund seeks investment returns that would provide an amount on the Fund’s termination date approximately equal to the then present value of specified lifetime annuity payments to be made to investors born in the year range identified in the Fund’s name.	Symetra Investment Management, Inc. Sub-advised by Russell Investment Management Company
Symetra Pension Reserve Fund – 2020 (b. 1953-1957)	The Fund seeks investment returns that would provide an amount on the Fund’s termination date approximately equal to the then present value of specified lifetime annuity payments to be made to investors born in the year range identified in the Fund’s name.	Symetra Investment Management, Inc. Sub-advised by Russell Investment Management Company
Symetra Pension Reserve Fund – 2020 (b. 1958-1962)	The Fund seeks investment returns that would provide an amount on the Fund’s termination date approximately equal to the then present value of specified lifetime annuity payments to be made to investors born in the year range identified in the Fund’s name.	Symetra Investment Management, Inc. Sub-advised by Russell Investment Management Company
Symetra Pension Reserve Fund – 2024 (b. 1942-1947)	The Fund seeks investment returns that would provide an amount on the Fund’s termination date approximately equal to the then present value of specified lifetime annuity payments to be made to investors born in the year range identified in the Fund’s name.	Symetra Investment Management, Inc. Sub-advised by Russell Investment Management Company
Symetra Pension Reserve Fund – 2024 (b. 1948-1952)	The Fund seeks investment returns that would provide an amount on the Fund’s termination date approximately equal to the then present value of specified lifetime annuity payments to be made to investors born in the year range identified in the Fund’s name.	Symetra Investment Management, Inc. Sub-advised by Russell Investment Management Company

B-12

PORTFOLIO NAME	INVESTMENT OBJECTIVE	INVESTMENT ADVISOR
Symetra Pension Reserve Fund – 2024 (b. 1953-1957)	The Fund seeks investment returns that would provide an amount on the Fund’s termination date approximately equal to the then present value of specified lifetime annuity payments to be made to investors born in the year range identified in the Fund’s name.	Symetra Investment Management, Inc. Sub-advised by Russell Investment Management Company
Symetra Pension Reserve Fund – 2024 (b. 1958-1962)	The Fund seeks investment returns that would provide an amount on the Fund’s termination date approximately equal to the then present value of specified lifetime annuity payments to be made to investors born in the year range identified in the Fund’s name.	Symetra Investment Management, Inc. Sub-advised by Russell Investment Management Company
Symetra Pension Reserve Fund – 2028 (b. 1948-1952)	The Fund seeks investment returns that would provide an amount on the Fund’s termination date approximately equal to the then present value of specified lifetime annuity payments to be made to investors born in the year range identified in the Fund’s name.	Symetra Investment Management, Inc. Sub-advised by Russell Investment Management Company
Symetra Pension Reserve Fund – 2028 (b. 1953-1957)	The Fund seeks investment returns that would provide an amount on the Fund’s termination date approximately equal to the then present value of specified lifetime annuity payments to be made to investors born in the year range identified in the Fund’s name.	Symetra Investment Management, Inc. Sub-advised by Russell Investment Management Company
Symetra Pension Reserve Fund – 2028 (b. 1958-1962)	The Fund seeks investment returns that would provide an amount on the Fund’s termination date approximately equal to the then present value of specified lifetime annuity payments to be made to investors born in the year range identified in the Fund’s name.	Symetra Investment Management, Inc. Sub-advised by Russell Investment Management Company

B-13

APPENDIX C: PREPAID ANNUITY OPTION EXAMPLES

EXAMPLE 1:    Determination of Accumulation Units and Applicable Prepaid Annuity Option Payment Amount. Assume that we receive a $1,000 Purchase Payment in Good Order prior to the close of business on a given Business Day. You have told us you want this invested in the Prepaid Annuity Sub-account for your birth year. At the end of that Business Day on which we received your Purchase Payment, we determine that the value of an Accumulation Unit for a Prepaid Annuity Sub-account is $12.72. To determine the number of Accumulation Units to credit to your Contract Value, we would do the following:

Purchase Payment amount divided by the Accumulation Unit Value ($1,000.00 divided by $12.72)	=	78.60

We would credit your Contract Value with 78.60 Accumulation Units in the Prepaid Annuity Sub-account.

Assume that a year later, we receive another $1,000 Purchase Payment in Good Order. You have told us you want this to also be invested in the same Prepaid Annuity Sub-account for your birth year. At the end of that Business Day, we determine that the value of an Accumulation Unit for that Prepaid Annuity Sub-account is $12.92. To determine the total number of Accumulation Units held by you in that Prepaid Annuity Sub-account, we would do the following:

Step 1: Determine the number of Accumulation Units for the recent Purchase Payment			Step 2: Determine the total number of Accumulation Units held
Purchase Payment Amount divided by the Accumulation Unit Value ($1,000.00 divided by $12.92)	=	77.39	Recently purchased Accumulation Units plus previously purchased Accumulation Unit (78.60 + 77.39)	=	155.99

The total number of Prepaid Annuity Sub-account Accumulation Units held in your Contract would be 155.99

Assume that prior to the Portfolio Termination Date you have elected to apply your entire Contract Value invested in the same Prepaid Annuity Sub-account to the prepaid annuity option and that your total Accumulation Units held was still 155.99. Your guaranteed annual lifetime payment would be equal to:

Total number of Accumulation Units held times $1.00 per guaranteed lifetime income per Accumulation Unit (155.99 multiplied by $1.00)	=	$155.99

We will pay a guaranteed annual income of $155.99 until your death if you elect the prepaid annuity option.

EXAMPLE 2:    Effect of Withdrawals From or Transfers Out of the Prepaid Annuity Sub-account

Assume the same facts as above and that the total number of Prepaid Annuity Sub-account Accumulation Units for your birth year are 155.99. Further, assume we receive, in Good Order, a request from you to withdraw $500 on a given Business Day. You have told us you want this withdrawal to be taken from the same Prepaid Annuity Sub-account. At the end of that Business Day, we determine that the value of an Accumulation Unit for that Prepaid Annuity Sub-account is $12.82. To determine the number of Accumulation Units to deduct from your Contract Value, we would do the following:

Step 1: Determine the number of Accumulation Units equal to the withdrawal amount			Step 2: Determine the total number of Accumulation Units Held
Amount of Withdrawal divided by the Accumulation Unit Value ($500.00 divided by $12.82)	=	39.00	Total Accumulation Units minus Recently deducted Accumulation Units (155.99 - 39.00)	=	116.99

C-1

Your guaranteed annual lifetime payment would be equal to:

Total number of Accumulation Units held times $1.00 per guaranteed lifetime income per Accumulation Unit (116.99 multiplied by $1.00)	=	$116.99

A $500.00 withdrawal would reduce the number of Accumulation Units held in the Prepaid Annuity Sub-account for your birth year to 116.99 units. Furthermore, your annuity payment under the prepaid annuity option would be reduced to $116.99.

C-2

APPENDIX D: WTB RIDER EXAMPLE

The following is a hypothetical projection of Contract Values with resulting WTB Additional Benefits and WTB rider charges. The chart also shows the impact of certain transactions and Sub-account performance on the WTB rider, WTB rider charges, and Contract Value, including the impact of WTB Threshold Cap, and provides more detailed explanations of each such event.

The hypothetical projections shown below and elsewhere in this prospectus are illustrative only and should not be deemed a representation of past or future performance. Actual investment performance of the Portfolios may vary depending on a number of factors, including the investment allocations by the Contract Owner and different investment rates of return for the Portfolios. The WTB Additional Benefit and Contract Value for a Contract would be different from those shown if the actual investment performance of the Portfolios fluctuated above or below the assumptions used, if more withdrawals or Purchase Payments were made to the Contract, or if a Contract Owner did not match the assumptions below for our representative Contract Owner. No representation can be made by First Symetra that these assumed projections can be achieved for any one Contract.

ASSUMPTIONS:
Contract Owner Sex:				Male					WTB Rider Charge Rates
Date of Birth:				March 13, 1937					Attained Age 75:		5.4619%
Contract Date:				May 4, 2012					Attained Age 76:		6.0240%
WTB Threshold Cap:				$1,000,000
Explanatory Note	Date	Contract Value Before Transactions	Purchase Payments	Withdrawals	WTB Threshold after Transactions	Purchase Payments Covered Uncovered		Total Contract Value after Transactions	Contract Value Covered Uncovered		WTB Earnings	WTB Gain	WTB Additional Benefit	WTB Benefit Base	WTB Rider Charge
1	05/04/12	-	$750,000	-	$750,000	$750,000	-	$750,000	$750,000	-	-	-	-	$750,000	-
2	06/04/12	$775,000	-	-	750,000	750,000	-	775,000	775,000	-	$25,000	$25,000	$12,500	787,500	$56.89
	7/5/2012	765,000	-	-	750,000	750,000	-	765,000	765,000	-	15,000	15,000	7,500	772,500	34.14
	8/6/2012	750,000	-	-	750,000	750,000	-	750,000	750,000	-	-	-	-	750,000	-
	9/4/2012	740,000	-	-	750,000	750,000	-	740,000	740,000	-	-	-	-	740,000	-
	10/4/2012	755,000	-	-	750,000	750,000	-	755,000	755,000	-	5,000	5,000	2,500	757,500	11.38
3	10/16/2012	740,000	500,000	-	1,250,000	1,000,000	$250,000	1,240,000	992,000	$248,000	-	-	2,500	1,242,500	-
	11/5/2012	1,240,000	-	-	1,250,000	1,000,000	250,000	1,240,000	992,000	248,000	-	-	-	1,240,000	-
	12/4/2012	1,250,000	-	-	1,250,000	1,000,000	250,000	1,250,000	1,000,000	250,000	-	-	-	1,250,000	-
	1/4/2013	1,240,000	-	-	1,250,000	1,000,000	250,000	1,120,000	992,000	248,000	-	-	-	1,240,000	-
4	1/23/2013	1,230,000	-	110,000	1,140,000	912,000	228,000	1,130,000	896,000	224,000	-	-	-	1,120,000	-
	2/4/2013	1,130,000	-	-	1,140,000	912,000	228,000	1,160,000	904,000	226,000	-	-	-	1,130,000	-
	3/4/2013	1,160,000	-	-	1,140,000	912,000	228,000	1,150,000	928,000	232,000	20,000	16,000	8,000	1,168,000	36.41
5	4/4/2013	1,150,000	-	-	1,140,000	912,000	228,000	950,000	920,000	230,000	10,000	8,000	4,000	1,154,000	20.08
6	4/24/2013	1,170,000	-	220,000	950,000	760,000	190,000	950,000	760,000	190,000	-	-	4,000	954,000	-
	5/6/2013	950,000	-	-	950,000	760,000	190,000	950,000	760,000	190,000	-	-	-	950,000	-
	6/4/2013	960,000	-	-	950,000	760,000	190,000	960,000	768,000	192,000	10,000	8,000	4,000	964,000	20.08
	7/5/2013	950,000	-	-	950,000	760,000	190,000	950,000	760,000	190,000	-	-	-	950,000	-
7	7/15/2013	955,000	300,000	-	1,250,000	1,000,000	250,000	1,255,000	1,004,000	251,000	5,000	4,000	-	1,255,000	-

D-1

Explanatory Notes:

1	On 5/4/2012, the initial $750,000 Purchase Payment is applied to the Contract. The WTB Threshold is $750,000. Because the WTB Threshold is below the WTB Threshold Cap of $1,000,000, the entire Purchase Payment is covered.

2	On 6/4/2012, the Contract Value is equal to $775,000 (as shown under the “Contract Value Before Transactions” column). Because the WTB Threshold is below the WTB Threshold Cap of $1,000,000, the entire Contract Value is covered. The WTB Gain is equal to the Contract Value (as shown under the “Contract Value – Covered” column) less the WTB Threshold, which in this instance is the same as the covered Purchase Payments. ($775,000 - $750,000 = $25,000)

To determine the WTB Benefit Base, the Contract Value is added to 50% of the WTB Gain. ($775,000 + (.50 x $25,000) = $787,500). The WTB Additional Benefit is the WTB Benefit Base minus the Contract Value. ($787,500 - $775,000 = $12,500)

The rider charge for that Contract Month is determined by taking the WTB Additional Benefit and multiplying it by the WTB Charge Rate and then dividing it by 12. ($12,500 x 0.054619 / 12 = $56.89)

3	On 10/16/2012, an additional Purchase Payment of $500,000 is applied to the Contract. The new WTB Threshold is equal to the WTB Threshold shown for 10/4/2012 plus the additional Purchase Payment. ($750,000 + $500,000 = $1,250,000)

Any additional Purchase Payment is applied first to the covered Purchase Payment amount, up to the $1,000,000 WTB Threshold Cap, then the uncovered amount. Thus, the amount applicable to the covered portion of the Purchase Payment is equal to the WTB Threshold Cap less the current covered Purchase Payment amount ($1,000,000 - $750,000 = $250,000). The uncovered Purchase Payment amount is increased by the remaining $250,000.

The Contract Value is also divided into covered and uncovered portions based on the ratio of the covered Purchase Payments to the uncovered Purchase Payments. The ratio of covered Purchase Payment to uncovered Purchase Payments is $1,000,000 / $250,000, resulting in a 4 to 1 ratio.

The Contract Value (as shown under the column “Total Contract Value after Transactions”) is divided in the same 4 to 1 ratio, which results in the following percentage allocation of Contract Value:

80% is covered and 20% is uncovered.

($1,240,000 x 80% = $992,000)

($1,240,000 x 20% = $248,000)

The WTB Additional Benefit for a death occurring anytime during this Contract Month remains $2,500. The WTB Additional Benefit remains constant for the entire Contract Month regardless of any transactions during the Contract Month, and regardless of any changes in the Contract Value.

4	On 1/23/2013, a withdrawal of $110,000 is made from the Contract. The Contract Value before the withdrawal was equal to $1,230,000 (as shown in the column “Contract Value Before Transactions”). The withdrawal first reduces any WTB Earnings to zero, and then reduces the WTB Threshold.

The excess of the Contract Value over the WTB Threshold before the withdrawal equals the Contract Value (as shown in the column “Contract Value Before Transactions”) less the WTB Threshold prior to the transaction, which is shown under the “WTB Threshold After Transactions” column for the 1/4/2012 date. ($1,230,000 - $1,250,000 = -$20,000)

D-2

Because the result is a negative number, the WTB Earnings are equal to zero. Because WTB Earnings are equal to zero, the withdrawal reduces the WTB Threshold by the entire withdrawal amount. ($1,250,000 - $110,000 = $1,140,000)

The reduction in the WTB Threshold of $110,000 must now be divided into covered and uncovered portions of Purchase Payments. The reduction applies proportionally based on the covered and uncovered Purchase Payment amounts prior to the withdrawal. Prior to the withdrawal, the covered Purchase Payment amount represented 80% ($1,000,000 / $1,250,000) of the total WTB Threshold. Thus, the covered Purchase Payment amount is reduced by the amount of the withdrawal multiplied by 80%. ($110,000 x 80% = $88,000)

The new covered Purchase Payment amount is the WTB Threshold Cap adjusted for the withdrawal. ($1,000,000 - $88,000 = $912,000)

Similarly, the uncovered Purchase Payment amount is reduced by 20% of the withdrawal amount. The new uncovered Purchase Payment amount is $228,000.

5	On 4/4/2013, the Contract Owner’s WTB rider charge increased because the Contract Owner’s attained age increased to age 76 on 3/13/2013, and 4/4/2013 is the first Business Day of the next Contract Month following the Contract Owner’s birthday. Thus, the WTB rider charge calculations in the following 12 Contract Months will be based on age 76 (6.0240% in this example). Thus, the WTB rider charge calculation for 4/4/2013 is $4,000 (WTB Additional Benefit) x .060240/12 = $20.08.

6	On 4/24/2013, a $220,000 withdrawal is made from the Contract. The Contract Value just before the withdrawal equals $1,170,000. The WTB Threshold just before the withdrawal equals $1,140,000. The withdrawal first reduces any WTB Earnings to zero, and then reduces the WTB Threshold.

The WTB Earnings equal the amount by which your covered Contract Value exceeds the WTB Threshold. We use the WTB Threshold prior to the transaction which is shown under the 4/4/2013 date. ($1,170,000 - $1,140,000 = $30,000)

Because the withdrawal was greater than the WTB Earnings, the WTB Earnings are reduced to zero. Thus the excess withdrawal reduces the WTB Threshold. The reduction to the WTB Threshold is equal to the withdrawal amount minus the WTB Earnings. ($220,000 - $30,000 = $190,000)

The new WTB Threshold is thus equal to $1,140,000 - $190,000 = $950,000.

The reduction in the WTB Threshold of $190,000 must now be divided into covered and uncovered portions of Purchase Payments. The reduction applies proportionally based on the covered and uncovered Purchase Payment amounts prior to the withdrawal. Prior to the withdrawal, the covered Purchase Payment amount represented 80% ($912,000 / $1,140,000) of the total WTB Threshold. Thus, the covered Purchase Payment amount is reduced by $152,000 ($190,000 x 80%). The new covered Purchase Payment amount is $912,000 - $152,000 = $760,000. Similarly, the uncovered Purchase Payment amount is reduced by 20% of the withdrawal. The new uncovered Purchase Payment amount is $190,000.

Although the withdrawal depleted all the WTB Earnings, the WTB Additional Benefit for a death anytime this Contract Month remains $4,000. The WTB Additional Benefit is calculated on the first Business Day of the Contract Month. In this case the first Business Day is 4/4/2013 and the WTB Additional Benefit remains constant for the entire Contract Month. It is recalculated for the next Contract Month on the first Business Day of the following Contract Month which is 5/6/2013.

D-3

7	On 7/15/2013, a $300,000 Purchase Payment is applied. The new WTB Threshold is equal to $1,250,000 ($950,000 + $300,000). Any additional Purchase Payment is applied first to the covered Purchase Payment amount, up to the $1,000,000 WTB Threshold Cap, then the uncovered amount. Thus, the amount applicable to the covered portion is the WTB Threshold Cap minus the current covered amount. ($1,000,000 - $760,000 = $240,000)

The remaining amount of $60,000 increases the uncovered Purchase Payment amount. The Contract Value is divided into covered and uncovered portions, based on the new ratio of the covered Purchase Payments to the uncovered payments. The ratio of covered Purchase Payment to uncovered Purchase Payment is: $1,000,000 / $250,000, resulting in a 4 to 1 ratio.

The Contract Value (as shown under the column Total Contract Value after Transactions) is divided in the same 4 to 1 ratio.

80% is covered, the other remaining 20% is uncovered.

($1,255,000 x 80% = $1,004,000)

($1255,000 x 20% = $251,000)

The total death benefit is equal to the Contract Value on the Business Day the death benefit is paid, plus any WTB Additional Benefit at the beginning of the Contract Month of the date of death. In addition, any WTB rider charges deducted after the date of death will be refunded. If the Contract Owner died any time on or after June 4, 2012 through July 4, 2012 and First Symetra received due proof of death to pay the death benefit on 10/4/2012, the total death benefit would be equal to the Contract Value as of the Business Day we pay the death benefit plus the WTB Additional Benefit as of the date of death. ($755,000 + $12,500 = $767,500.) In addition, the July through October WTB rider charges, equal to $45.52 ($34.14 + $11.38) would be refunded. The total death benefit paid would be equal to the death benefit plus the refunded WTB rider charges. ($767,500 + $45.52 = $767,545.52)

If the Contract Owner had died any time on or after May 6, 2013 through June 3, 2012, and First Symetra received proof of death to pay the death benefit on 6/4/2013, the total death benefit would be equal to the Contract Value as of 6/4/2013 plus the WTB Additional Benefit as of 5/6/2013. ($960,000 + $0 = $960,000). In addition, the June WTB rider charge, equal to $20.08, would be refunded. The total death benefit would be equal to the death benefit plus any refunded WTB rider charges. ($960,000 + $20.08 = $960,020.08)

D-4

APPENDIX E: TABLE OF CURRENT ANNUAL CHARGE RATES FOR THE WTB RIDER

The following table shows the current annual rates used for the WTB rider calculations. For a Table of Maximum Rates please see your Contract. The rates shown are per $1,000 of WTB Additional Benefit. To obtain the current WTB rates for attained ages 34 and younger, please contact us at our Administrative Office.

TABLE OF CURRENT RATES

Sex Specific Rates				Uni-Sex Rates
Attained Age	Male	Female	Joint	Attained Age	Unisex - Single Life	Unisex – Joint
	$	$	$		$	$
35	1.134	0.922	1.870	35	1.091	2.062
36	1.187	0.993	1.975	36	1.148	2.153
37	1.259	1.054	2.109	37	1.218	2.254
38	1.350	1.106	2.271	38	1.302	2.391
39	1.435	1.168	2.427	39	1.382	2.528
40	1.549	1.239	2.602	40	1.487	2.703
41	1.685	1.320	2.789	41	1.612	2.911
42	1.850	1.414	3.016	42	1.763	3.143
43	2.047	1.526	3.283	43	1.942	3.427
44	2.264	1.659	3.582	44	2.143	3.752
45	2.499	1.812	3.909	45	2.361	4.120
46	2.733	1.995	4.255	46	2.586	4.523
47	2.928	2.211	4.582	47	2.784	4.922
48	3.080	2.451	4.887	48	2.954	5.309
49	3.274	2.722	5.262	49	3.163	5.741
50	3.528	3.022	5.731	50	3.427	6.202
51	3.854	3.361	6.296	51	3.755	6.699
52	4.251	3.739	6.962	52	4.149	7.299
53	4.713	4.139	7.721	53	4.598	8.009
54	5.291	4.560	8.635	54	5.145	8.881
55	5.935	5.037	9.652	55	5.755	9.880
56	6.599	5.553	10.711	56	6.390	10.959
57	7.239	6.095	11.766	57	7.010	12.119
58	7.873	6.657	12.870	58	7.630	13.341
59	8.617	7.235	14.122	59	8.341	14.677
60	9.522	7.841	15.558	60	9.186	16.131
61	10.625	8.507	17.212	61	10.202	17.754
62	11.906	9.212	19.054	62	11.367	19.613
63	13.301	9.954	21.038	63	12.631	21.701
64	14.746	10.765	23.128	64	13.950	24.009
65	17.333	12.447	26.385	65	16.355	27.536
66	18.936	13.488	28.701	66	17.846	30.252
67	20.603	14.646	31.146	67	19.412	33.091
68	22.357	15.929	34.525	68	21.071	37.082
69	24.321	17.331	37.481	69	22.923	40.360
70	26.607	18.913	40.864	70	25.068	43.994
71	29.387	20.712	44.848	71	27.652	48.141
72	32.635	22.679	49.400	72	30.644	52.864
73	36.039	24.826	54.270	73	33.796	58.017
74	39.700	27.185	59.589	74	37.197	63.820
75	43.695	29.758	65.384	75	40.908	70.298

E-1

Sex Specific Rates				Uni-Sex Rates
Attained Age	Male	Female	Joint	Attained Age	Unisex - Single Life	Unisex – Joint
	$	$	$		$	$
76	48.192	32.576	71.822	76	45.069	77.342
77	53.418	35.685	79.151	77	49.871	85.213
78	59.479	39.068	87.467	78	55.397	94.039
79	66.257	42.773	96.675	79	61.560	103.855
80	77.682	49.871	110.595	80	72.120	118.395
81	86.290	55.822	121.987	81	80.196	131.151
82	95.379	62.099	134.072	82	88.723	144.821
83	105.278	68.667	149.899	83	97.956	163.011
84	116.305	75.930	165.635	84	108.230	179.747
85	128.595	83.214	182.708	85	119.518	197.637
86	142.092	91.800	201.002	86	132.034	217.056
87	156.654	102.410	220.689	87	145.805	238.255
88	172.102	113.540	240.995	88	160.390	260.739
89	188.277	124.527	262.793	89	175.527	284.385
90	204.338	132.444	285.822	90	189.959	308.067
91	220.097	139.935	308.647	91	204.064	331.724
92	236.576	152.592	331.642	92	219.779	356.728
93	253.919	169.809	352.733	93	237.097	382.018
94	272.211	191.468	374.054	94	256.063	407.874
95	290.354	215.222	398.641	95	275.328	434.595

E-2

New York, NY

Mailing address: P.O. Box 758501, Topeka, KS 66675-8501

www.symetra.com/ny or www.trueva.com

Symetra® is registered service mark of Symetra Life Insurance Company. Symetra Life Insurance Company, not a licensed insurer in New York, is the parent company of First Symetra National Life Insurance Company of New York.

True Variable AnnuitySM is a service mark of Symetra Life Insurance Company.

FIRST SYMETRA TRUE VARIABLE ANNUITY

STATEMENT OF ADDITIONAL INFORMATION

INDIVIDUAL FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

issued by

FIRST SYMETRA SEPARATE ACCOUNT S

and

FIRST SYMETRA NATIONAL LIFE INSURANCE COMPANY OF NEW YORK

This Statement of Additional Information (“SAI”) is not a prospectus and should be read in conjunction with the prospectus for the Individual Flexible Premium Deferred Variable Annuity Contract.

The prospectus concisely sets forth information that a prospective investor should know before investing. For a copy of the prospectus, call 1-800-457-9015 or write to First Symetra National Life Insurance Company of New York, PO Box 758501, Topeka, Kansas 66675-8501.

This SAI and the prospectus are both dated November 19, 2012.

GENERAL INFORMATION

Terms and phrases used in this SAI have the meaning given to them in the prospectus.

First Symetra National Life Insurance Company of New York (“First Symetra”, “we”, and “us”), is a wholly-owned subsidiary of Symetra Life Insurance Company which engages primarily in insurance and financial services businesses. First Symetra National Life Insurance Company of New York was incorporated as a stock life insurance company under New York law on April 23, 1987 under the name First Safeco National Life Insurance Company of New York. On September 1, 2004, First Safeco National Life Insurance Company of New York changed its name to First Symetra National Life Insurance Company of New York.

We established First Symetra Separate Account S (the “Separate Account”) to hold assets that underlie Contract Values invested in the Sub-accounts. The Separate Account meets the definition of “separate account” under New York State law and under the federal securities laws. The Separate Account is registered with the Securities and Exchange Commission (“SEC”) as a unit investment trust under the Investment Company Act of 1940, as amended. We maintain records of all Separate Account purchases and redemptions of the shares of the Sub-accounts.

Accumulation Units will reflect the investment performance of the Separate Account with respect to amounts allocated to it. Since the Separate Account is always fully invested in the shares of the Sub-accounts, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions. The Contract Owner bears the entire investment risk. There can be no assurance that the aggregate value in the Contract will equal or exceed the Purchase Payments made under the Contract.

SERVICES

Experts

The statutory-basis financial statements and schedules of First Symetra National Life Insurance Company of New York as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, and the financial statements of First Symetra Separate Account S as of December 31, 2011, and for each of the two years in the period ended December 31, 2011, appearing in the SAI of the Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Independent Registered Public Accounting Firm

The principal business address of Ernst & Young LLP is 999 Third Avenue, Suite 3500, Seattle, WA 98104-4086.

Service Providers

The administration and customer service for the Contracts is performed by se2, Inc. (“se2”), a Kansas company having its principal address and place of business at 5801 SW 6th Avenue, Topeka, Kansas 66636. se2 performs services in connection with the Contracts, including by not limited to: information technology application services; customer application processing; receipt of Purchase Payments; maintenance of customer service center; mailing; and maintenance of books and records, including, paper files, computer data files, electronic images, correspondence with Contract Owners, and all related administrative records. First Symetra, the Separate Account, and the principal underwriter, Symetra Securities, Inc, have no direct or indirect affiliated relationship with se2. First Symetra entered into an agreement with se2 and the basis for the compensation to be paid to se2 is a combination of fixed fees and fees for service.

PURCHASE OF CONTRACTS

The contracts will be sold by licensed insurance agents in the state of New York where the contracts may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of Financial Industry Regulatory Authority (“FINRA”).

2

UNDERWRITER

Symetra Securities, Inc. (“SSI”), an affiliate of First Symetra, acts as the principal underwriter for the Contracts pursuant to an underwriter’s agreement with us. SSI is located at 777 108th Avenue NE, Suite 1200, Bellevue, WA 98004. The contracts issued by the Separate Account are offered on a continuous basis. For the years ended December 31, 2011, 2010, and 2009 SSI received $695.00, $625.50, and $550.00 in commissions for the distribution of all annuity contracts funded through the Separate Account. SSI does not retain any portion of the commissions.

FINANCIAL STATEMENTS

The statutory-basis financial statements and schedules of First Symetra National Life Insurance Company of New York included herein should be considered only as bearing upon the ability of First Symetra to meet its obligations under the contract. They should not be considered as bearing upon the investment experience of the Separate Account or its Sub-accounts.

3

Annual Report

December 31, 2011

First Symetra Separate AccountS

First Symetra Separate Account S

Report of Independent Registered Public Accounting Firm

To the Board of Directors of First Symetra National Life Insurance Company of New York and Participants of First Symetra Separate Account S

We have audited the accompanying statements of assets and liabilities of First Symetra Separate Account S (“Separate Account”) comprised of the sub-accounts described in Note 1, as of December 31, 2011, and the related statements of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended, or for those sub-accounts operating for portions of such periods as disclosed in the financial statements. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2011, by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective sub-accounts constituting First Symetra Separate Account S at December 31, 2011, the results of their operations for the year then ended, and the changes in their net assets for the periods described above, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Seattle, Washington
April 30, 2012

1

First Symetra Separate Account S

Statements of Assets and Liabilities

As of December 31, 2011

	Sub-Accounts
	AMERICAN CENTURY BALANCED	FEDERATED MANAGED VOLATILITY II1	FIDELITY VIP MONEY MARKET SERVICE CLASS[1]	ING GLOBAL RESOURCES	ING JP MORGAN EMERGING MARKETS EQUITY I
ASSETS:
Investments in Underlying:
Investments, at Cost	$36,146	$11,559	$12,117	$3,069	$6,730

Shares Owned	5,067	1,033	12,117	163	358
Investments, at Fair Value	$32,990	$9,516	$12,117	$3,164	$6,436

Total Assets	32,990	9,516	12,117	3,164	6,436
LIABILITIES:
Total Liabilities	—	—	—	—	—

NET ASSETS	$32,990	$9,516	$12,117	$3,164	$6,436

Spinnaker
Net Assets	$3,367	$3,285	$6,102	$3,164	$6,436
Accumulation Units Outstanding	245	188	618	95	290
Accumulation Unit Value	$13.723	$17.513	$9.877	$33.452	$22.276
Spinnaker Plus
Net Assets	$29,623	$6,231	$6,015	$—	$—
Accumulation Units Outstanding	2,323	348	608	—	—
Accumulation Unit Value	$12.734	$17.898	$9.891	$—	$—

	Sub-Accounts
	PIONEER FUND VCT CLASS I	PIONEER GROWTH OPPORTUNITIES VCT CLASS I	PIONEER MID CAP VALUE VCT CLASS I
ASSETS:
Investments in Underlying:
Investments, at Cost	$38,134	$51,551	$5,134

Shares Owned	1,727	2,347	393
Investments, at Fair Value	$34,471	$52,788	$6,221

Total Assets	34,471	52,788	6,221
LIABILITIES:
Total Liabilities	—	—	—

NET ASSETS	$34,471	$52,788	$6,221

Spinnaker
Net Assets	$19,343	$52,788	$6,221
Accumulation Units Outstanding	369	1,077	268
Accumulation Unit Value	$52.350	$49.050	$23.239
Spinnaker Plus
Net Assets	$15,128	$—	$—
Accumulation Units Outstanding	281	—	—
Accumulation Unit Value	$53.813	$—	$—

Sub-accounts with dollar signs and no value are offered in the product, however there were no assets to report as of December 31, 2011.

[1]	Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

2

First Symetra Separate Account S

Statements of Operations

Year Ended December 31, 2011

	Sub-Accounts
	AMERICAN CENTURY BALANCED	FEDERATED MANAGED VOLATILITY II1	FIDELITY VIP MONEY MARKET SERVICE CLASS[1]	ING GLOBAL RESOURCES	ING JP MORGAN EMERGING MARKETS EQUITY I
Investment Income
Dividend Income	$641	$375	$—	$17	$75
Mortality and Expense Risk Charge	(423)	(122)	(98)	(6)	(82)
Asset-Related Administration Charge	(4)	(6)	(5)	(4)	(10)

Net Investment Income (Loss)	214	247	(103)	7	(17)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	(409)	(214)	—	(28)	32
Realized Capital Gain Distributions Received	—	—	—	—	221
Net Change in Unrealized Appreciation (Depreciation)	1,527	291	—	(304)	(1,630)

Net Gain (Loss) on Investments	1,118	77	—	(332)	(1,377)

Net Increase (Decrease) in Net Assets Resulting from Operations	$1,332	$324	$(103)	$(325)	$(1,394)

	Sub-Accounts
	PIONEER FUND VCT CLASS I	PIONEER GROWTH OPPORTUNITIES VCT CLASS I	PIONEER MID CAP VALUE VCT CLASS I	PIONEER MONEY MARKET VCT CLASS I1
Investment Income
Dividend Income	$571	$—	$50	$—
Mortality and Expense Risk Charge	(452)	(665)	(74)	(45)
Asset-Related Administration Charge	(29)	(80)	(9)	(2)

Net Investment Income (Loss)	90	(745)	(33)	(47)
Realized and Unrealized Gain (Loss) on Investments
Net Realized Gain (Loss) on the Sale of Fund Shares	(234)	(4)	44	—
Realized Capital Gain Distributions Received	2,040	—	—	—
Net Change in Unrealized Appreciation (Depreciation)	(3,954)	(1,249)	(446)	—

Net Gain (Loss) on Investments	(2,148)	(1,253)	(402)	—

Net Increase (Decrease) in Net Assets Resulting from Operations	$(2,058)	$(1,998)	$(435)	$(47)

[1]	Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

3

First Symetra Separate Account S

Statements of Changes in Net Assets

Years Ended December 31, 2010 and 2011

	Sub-Accounts
	AMERICAN CENTURY BALANCED	AMERICAN CENTURY INTERNATIONAL[1]	FEDERATED HIGH INCOME BOND[1]	FEDERATED MANAGED VOLATILITY II1	FIDELITY VIP MONEY MARKET SERVICE CLASS[1]
Net Assets at January 1, 2010	$38,214	$1,671	$4,769	$9,077	$—
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	203	3	191	422	—
Net Realized Gains (Losses)	(2,043)	(194)	(675)	(224)	—
Net Change in Unrealized Appreciation (Depreciation)	5,214	152	592	769	—

Net Increase (Decrease) in Net Assets Resulting from Operations	3,374	(39)	108	967	—

Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker	50	—	—	—	—
Spinnaker Plus	—	—	—	—	—
Contract Terminations, Transfers Out
Spinnaker	(6,772)	(1,632)	(4,847)	(431)	—
Spinnaker Plus	(1,414)	—	—	—	—
Contract Maintenance Charges
Spinnaker	(60)	—	(30)	—	—
Spinnaker Plus	—	—	—	—	—

Increase (Decrease) from Contract Transactions	(8,196)	(1,632)	(4,877)	(431)	—

Total Increase (Decrease) in Net Assets	(4,822)	(1,671)	(4,769)	536	—

Net Assets at December 31, 2010	33,392	—	—	9,613	—

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	214	—	—	247	(103)
Net Realized Gains (Losses)	(409)	—	—	(214)	—
Net Change in Unrealized Appreciation (Depreciation)	1,527	—	—	291	—

Net Increase (Decrease) in Net Assets Resulting from Operations	1,332	—	—	324	(103)

Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker	—	—	—	—	6,255
Spinnaker Plus	—	—	—	—	6,065
Contract Terminations, Transfers Out
Spinnaker	(162)	—	—	(421)	(70)
Spinnaker Plus	(1,512)	—	—	—	—
Contract Maintenance Charges
Spinnaker	(60)	—	—	—	(30)
Spinnaker Plus	—	—	—	—	—

Increase (Decrease) from Contract Transactions	(1,734)	—	—	(421)	12,220

Total Increase (Decrease) in Net Assets	(402)	—	—	(97)	12,117

Net Assets at December 31, 2011	$32,990	$—	$—	$9,516	$12,117

[1]	Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

4

First Symetra Separate Account S

Statements of Changes in Net Assets (continued)

Years Ended December 31, 2010 and 2011

	Sub-Accounts
	ING GLOBAL RESOURCES	ING JP MORGAN EMERGING MARKETS EQUITY I	PIONEER FUND VCT CLASS I	PIONEER GROWTH OPPORTUNITIES VCT CLASS I	PIONEER MID CAP VALUE VCT CLASS I
Net Assets at January 1, 2010	$3,502	$4,481	$36,164	$41,810	$5,863
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	15	(33)	11	(630)	(21)
Net Realized Gains (Losses)	(439)	326	(921)	(405)	(632)
Net Change in Unrealized Appreciation (Depreciation)	928	721	5,655	8,940	1,449

Net Increase (Decrease) in Net Assets Resulting from Operations	504	1,014	4,745	7,905	796

Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker	539	1,079	1,657	3,239	1,079
Spinnaker Plus	—	—	—	—	—
Contract Terminations, Transfers Out
Spinnaker	(1,687)	—	(5,356)	(1,889)	(2,341)
Spinnaker Plus	—	—	(1,056)	—	—
Contract Maintenance Charges
Spinnaker	—	—	(1)	(29)	—
Spinnaker Plus	—	—	—	—	—

Increase (Decrease) from Contract Transactions	(1,148)	1,079	(4,756)	1,321	(1,262)

Total Increase (Decrease) in Net Assets	(644)	2,093	(11)	9,226	(466)

Net Assets at December 31, 2010	2,858	6,574	36,153	51,036	5,397

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	7	(17)	90	(745)	(33)
Net Realized Gains (Losses)	(28)	253	1,806	(4)	44
Net Change in Unrealized Appreciation (Depreciation)	(304)	(1,630)	(3,954)	(1,249)	(446)

Net Increase (Decrease) in Net Assets Resulting from Operations	(325)	(1,394)	(2,058)	(1,998)	(435)

Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker	667	1,333	1,999	4,000	1,332
Spinnaker Plus	—	—	—	—	—
Contract Terminations, Transfers Out
Spinnaker	(36)	(77)	(572)	(220)	(73)
Spinnaker Plus	—	—	(1,051)	—	—
Contract Maintenance Charges
Spinnaker	—	—	—	(30)	—
Spinnaker Plus	—	—	—	—	—

Increase (Decrease) from Contract Transactions	631	1,256	376	3,750	1,259

Total Increase (Decrease) in Net Assets	306	(138)	(1,684)	1,752	824

Net Assets at December 31, 2011	$3,164	$6,436	$34,471	$52,788	$6,221

[1]	Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

5

First Symetra Separate Account S

Statements of Changes in Net Assets (continued)

Years Ended December 31, 2010 and 2011

Sub-Accounts
PIONEER MONEY MARKET VCT CLASS I1
Net Assets at January 1, 2010	$6,541
Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(128)
Net Realized Gains (Losses)	—
Net Change in Unrealized Appreciation (Depreciation)	—

Net Increase (Decrease) in Net Assets Resulting from Operations	(128)

Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker	4,653
Spinnaker Plus	—
Contract Terminations, Transfers Out
Spinnaker	—
Spinnaker Plus	—
Contract Maintenance Charges
Spinnaker	(30)
Spinnaker Plus	—

Increase (Decrease) from Contract Transactions	4,623

Total Increase (Decrease) in Net Assets	4,495

Net Assets at December 31, 2010	11,036

Increase (Decrease) in Net Assets from Operations
Net Investment Income (Loss)	(47)
Net Realized Gains (Losses)	—
Net Change in Unrealized Appreciation (Depreciation)	—

Net Increase (Decrease) in Net Assets Resulting from Operations	(47)

Contract Transactions
Contract Purchase Payments and Transfers In
Spinnaker	490
Spinnaker Plus	—
Contract Terminations, Transfers Out
Spinnaker	(5,416)
Spinnaker Plus	(6,063)
Contract Maintenance Charges
Spinnaker	—
Spinnaker Plus	—

Increase (Decrease) from Contract Transactions	(10,989)

Total Increase (Decrease) in Net Assets	(11,036)

Net Assets at December 31, 2011	$—

[1]	Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

SEE NOTES TO FINANCIAL STATEMENTS

6

First Symetra Separate Account S

Notes to Financial Statements

1.	ORGANIZATION

First Symetra Separate Account S (the “Separate Account”) is registered under the Investment Company Act of 1940, as amended, as a segregated unit investment trust of First Symetra National Life Insurance Company of New York (“First Symetra”), a wholly-owned subsidiary of Symetra Life Insurance Company (“Symetra Life”). Purchasers of various First Symetra variable annuity products direct their investment to one or more of the sub-accounts of the Separate Account through the purchase of accumulation units (“Units”). Under the terms of the registration, the Separate Account is authorized to issue an unlimited number of Units. Each sub-account invests in shares of a designated portfolio of open-ended registered investment companies (“Mutual Funds”) as indicated below. Not all sub-accounts are available in all First Symetra variable annuity products. The performance of the underlying portfolios may differ substantially from publicly traded Mutual Funds with similar names and objectives.

Under applicable insurance law, the assets of the Separate Account are legally segregated and are not subject to claims that arise out of Symetra Life’s other business activities.

Following are the sub-accounts and related Mutual Funds.

Sub-Account	Mutual Fund
American Century Variable Portfolios, Inc.
American Century Balanced	VP Balanced Fund
American Century International[4]	VP International Fund

Federated Insurance Series
Federated High Income Bond[4]	Federated High Income Bond II
Federated Managed Volatility II3	Federated Managed Volatility Fund II

Fidelity Variable Insurance Products
Fidelity VIP Money Market Service Class[1]	Fidelity VIP Money Market Portfolio — Service Class

ING Investors Trust
ING JP Morgan Emerging Markets Equity I	ING JP Morgan Emerging Markets Equity Portfolio

ING VP Natural Resource Trust
ING Global Resources	ING VP Global Resources Portfolio

Pioneer Variable Contracts Trust
Pioneer Fund VCT Class I	Pioneer Fund VCT Portfolio — Class I
Pioneer Growth Opportunities VCT Class I	Pioneer Growth Opportunities VCT Portfolio — Class I
Pioneer Mid Cap Value VCT Class I	Pioneer Mid Cap Value VCT Portfolio — Class I
Pioneer Money Market VCT Class I2	Pioneer Money Market VCT Portfolio — Class I

[1]	Fidelity VIP Money Market Service Class commencement date was February 9, 2011.
[2]	Pioneer Money Market VCT Class I liquidated on February 9, 2011.
[3]	Federated Managed Volatility II was known as Federated Capital Income prior to December 2, 2011.
[4]	There was activity in the prior year and no net asset balance to report on the Statement of Assets & Liabilities as of December 31, 2010 and December 31, 2011.

2.	SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION AND USE OF ESTIMATES — The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP), including the rules and regulations of the Securities and Exchange Commission (SEC). The preparation of the Separate Account financial statements in conformity with GAAP requires the Separate Account to make estimates and assumptions that may affect the amounts reported in the audited financial statements and accompanying notes.

INVESTMENT VALUATION — Investments in portfolio shares are valued at fair value based on the net asset value (NAV) as reported by the underlying Mutual Fund on the last trading day of the year.

7

First Symetra Separate Account S

Notes to Financial Statements

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Separate Account determines the fair value of its financial instruments based on the fair value hierarchy, which requires an entity to maximize its use of observable inputs and minimize the use of unobservable inputs when measuring fair value. This fair value hierarchy prioritizes fair value measurements into the three levels based on the nature of the inputs. Quoted prices in active markets for identical assets or liabilities have the highest priority (“Level 1”), followed by significant observable inputs other than quoted market prices, including prices for similar but not identical assets or liabilities (“Level 2”) and significant unobservable inputs, including the reporting entity’s estimates of the assumptions that market participants would use, having the lowest priority (“Level 3”).

The availability of observable market information is the principal factor in determining the level to which the Separate Account’s investments are assigned in the fair value hierarchy. As such, all Separate Account investments have been classified as Level 1 in the fair value hierarchy.

INVESTMENT TRANSACTIONS — Investment transactions are recorded on the trade date. Realized gains and losses on investment transactions are determined using the first-in-first-out (FIFO) method.

INCOME RECOGNITION — Dividend income and realized capital gain distributions are recorded on the ex-dividend date.

DISTRIBUTIONS — The net investment income and realized capital gains of the Separate Account are not distributed, but are retained and reinvested for the benefit of unit owners.

FEDERAL INCOME TAX — Operations of the Separate Account are included in the federal income tax return of First Symetra, which is taxed as a “Life Insurance Company” under the provisions of the Internal Revenue Code. Under current federal income tax law, no income taxes are payable with respect to the operations of the Separate Account to the extent the earnings are reinvested.

3.	EXPENSES AND RELATED PARTY TRANSACTIONS

First Symetra assumes mortality and expense (“M&E”) risks and incurs asset-related administrative expenses related to the operations of the Separate Account. First Symetra deducts a daily charge from the assets of the sub-accounts to cover these risks. The daily charge for the NY Spinnaker (“Spinnaker”) product is, on an annual basis, equal to a rate of 1.40 percent (1.25 percent for the M&E risks and 0.15 percent for asset-related administration expense) of the average daily net assets of the sub-accounts. The daily charge for the NY Spinnaker Plus (“Spinnaker Plus”) product is, on an annual basis, equal to a rate of 1.25 percent (for the M&E risks) of the average daily net assets of the sub-accounts. Reference the product prospectus for additional details. The charges are included in the net investment income (loss) in the accompanying Statements of Operations.

First Symetra also deducts an annual contract maintenance charge of $30 for each contract from the Spinnaker and Spinnaker Plus contract values. This charge is reflected as contract maintenance charges in the accompanying Statements of Changes in Net Assets.

A withdrawal charge of $25 or 2.00 percent of the withdrawal amount, whichever is less, may be imposed on the owner of the policy for the second and each subsequent withdrawal in any one year. A transfer charge of $10 or 2.00 percent of the amount transferred, whichever is less, may be imposed on transfers that exceed the number of free transfers allowed each year. These charges are reflected as contract maintenance charges in the accompanying Statements of Changes in Net Assets. A surrender charge may be applicable in the first eight years on withdrawals that exceed the free withdrawal amount. The surrender charge is reflected as transfers out in the accompanying Statements of Changes in Net Assets. These charges do not apply to all products and may vary by contract year and other factors as described in the product prospectuses.

8

First Symetra Separate Account S

Notes to Financial Statements

4.	INVESTMENT TRANSACTIONS

The following table summarizes investment purchases and proceeds from sales activity by sub-account for the year ended December 31, 2011. The table also summarizes underlying investment information for each sub-account as of December 31, 2011.

	Year Ended December 31, 2011		As of December 31, 2011
			Investments		Shares Owned	Net Asset Value[2]
Sub-Account	Purchases	Proceeds From Sales	at Cost	at Fair Value
American Century Balanced	$641	$2,159	$36,146	$32,990	5,067	$6.51
Federated Managed Volatility II1	375	549	11,559	9,516	1,033	9.22
Fidelity VIP Money Market Service Class[1]	12,320	204	12,117	12,117	12,117	1.00
ING Global Resources	716	80	3,069	3,164	163	19.43
ING JP Morgan Emerging Markets Equity I	1,629	168	6,730	6,435	358	18.01
Pioneer Fund VCT Class I	4,610	2,107	38,134	34,471	1,727	19.96
Pioneer Growth Opportunities VCT Class I	4,000	994	51,551	52,788	2,347	22.49
Pioneer Mid Cap Value VCT Class I	1,382	155	5,134	6,221	393	15.85
Pioneer Money Market VCT Class I1	490	11,526	—	—	—	—

[1]	Reference Note 1 of the financial statements for additional information pertaining to this sub-account.
[2]

Net asset values represent the amounts published by the underlying Mutual Funds and may differ slightly due to rounding to those amounts calculated from the information presented in the financial statements.

5.	CHANGES IN ACCUMULATION UNITS OUTSTANDING

The changes in units outstanding for the years ended December 31, 2011, and 2010 were as follows:

	2011			2010
Sub-Account	Units Issued	Units Redeemed	Increase (Decrease) in Units	Units Issued	Units Redeemed	Increase (Decrease) in Units
Spinnaker
American Century Balanced	—	(16)	(16)	4	(556)	(552)
American Century International[1]	—	—	—	—	(172)	(172)
Federated High Income Bond[1]	—	—	—	—	(262)	(262)
Federated Managed Volatility II1	—	(25)	(25)	—	(25)	(25)
Fidelity VIP Money Market Service Class[1]	628	(10)	618	—	—	—
ING Global Resources	18	—	18	17	(54)	(37)
ING JP Morgan Emerging Markets Equity I	54	(3)	51	45	—	45
Pioneer Fund VCT Class I	37	(11)	26	33	(108)	(75)
Pioneer Growth Opportunities VCT Class I	78	(4)	74	72	(43)	29
Pioneer Mid Cap Value VCT Class I	54	(3)	51	48	(106)	(58)
Pioneer Money Market VCT Class I1	25	(280)	(255)	237	(1)	236
Spinnaker Plus
American Century Balanced	—	(119)	(119)	—	(118)	(118)
Fidelity VIP Money Market Service Class[1]	608	—	608	—	—	—
Pioneer Fund VCT Class I	—	(20)	(20)	—	(19)	(19)
Pioneer Money Market VCT Class I1	—	(324)	(324)	—	—	—

[1]	Reference Note 1 of the financial statements for additional information pertaining to this sub-account.

9

First Symetra Separate Account S

Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES

The following table summarizes the Unit values and Units outstanding for sub-accounts by variable annuity product, net investment income ratios, and the expense ratios, excluding expenses of the underlying Mutual Funds, and total returns for each of the five years in the period ended December 31, 2011.

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
American Century Balanced
Spinnaker
2011	$13.723	245	$3,367	1.90%	1.40%	3.88%
2010	13.211	261	3,458	1.71%	1.40%	10.08%
2009	12.001	813	9,762	5.34%	1.40%	13.87%
2008	10.539	967	10,188	2.56%	1.40%	(21.44%)
2007	13.415	1,101	14,775	2.36%	1.40%	3.47%
Spinnaker Plus
2011	12.734	2,323	29,623	1.89%	1.25%	4.03%
2010	12.241	2,442	29,934	1.88%	1.25%	10.25%
2009	11.103	2,560	28,452	5.25%	1.25%	14.05%
2008	9.735	2,676	26,085	2.59%	1.25%	(21.33%)
2007	12.374	2,815	34,830	2.04%	1.25%	8.26%
American Century International[1]
Spinnaker
2011	9.299	—	—	0.00%	1.40%	(13.26%)
2010	10.721	—	—	6.63%	1.40%	11.72%
2009	9.596	172	1,671	2.13%	1.40%	31.90%
2008	7.275	224	1,640	0.85%	1.40%	(45.59%)
2007	13.371	265	3,540	0.83%	1.40%	23.29%
Federated High Income Bond[1]
Spinnaker
2011	21.407	—	—	0.00%	1.40%	3.71%
2010	20.641	—	—	23.17%	1.40%	13.14%
2009	18.244	262	4,769	11.63%	1.40%	50.73%
2008	12.104	342	4,140	9.75%	1.40%	(27.03%)
2007	16.587	406	6,741	9.89%	1.40%	10.19%
Federated Managed Volatility II1
Spinnaker
2011	17.513	188	3,285	3.90%	1.40%	3.32%
2010	16.951	213	3,592	5.87%	1.40%	10.53%
2009	15.336	238	3,642	6.14%	1.40%	26.49%
2008	12.124	264	3,203	5.75%	1.40%	(21.49%)
2007	15.442	293	4,529	4.99%	1.40%	2.58%
Spinnaker Plus
2011	17.898	348	6,231	3.83%	1.25%	3.47%
2010	17.297	348	6,021	5.77%	1.25%	10.69%
2009	15.626	348	5,435	6.03%	1.25%	26.68%
2008	12.335	348	4,288	5.67%	1.25%	(21.37%)
2007	15.687	348	5,454	4.92%	1.25%	2.74%
Fidelity VIP Money Market Service Class[1]
Spinnaker
2011	9.877	618	6,102	0.00%	1.40%	(1.23%)
Spinnaker Plus
2011	9.891	608	6,015	0.00%	1.40%	(1.09%)

10

First Symetra Separate Account S

Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

	At December 31,			For the Year or Period Ended December 31,
Sub-Account	Unit Value	Units Outstanding	Net Assets	Net Investment Income Ratio[2]	Expense Ratio[3]	Total Return[4]
ING Global Resources
Spinnaker
2011	$33.452	95	$3,164	0.55%	1.40%	(10.41%)
2010	37.341	77	2,858	0.86%	1.40%	19.96%
2009	31.129	114	3,502	0.33%	1.40%	35.60%
2008	22.957	111	2,527	1.64%	1.40%	31.16%
2007	39.459	107	4,209	0.18%	1.40%	20.05%
ING JP Morgan Emerging Markets Equity I
Spinnaker
2011	22.276	290	6,436	1.13%	1.40%	(19.19%)
2010	27.565	239	6,574	0.77%	1.40%	18.96%
2009	23.172	194	4,481	1.68%	1.40%	69.62%
2008	13.661	138	1,880	2.79%	1.40%	(51.83%)
2007	28.362	82	2,304	1.22%	1.40%	36.87%
Pioneer Fund VCT Class I
Spinnaker
2011	52.350	369	19,343	1.60%	1.40%	(5.63%)
2010	55.474	343	19,037	1.36%	1.40%	14.41%
2009	48.485	418	20,270	1.83%	1.40%	23.46%
2008	39.272	416	16,340	1.84%	1.40%	(35.18%)
2007	60.590	414	25,107	1.12%	1.40%	3.52%
Spinnaker Plus
2011	53.813	281	15,128	1.55%	1.25%	(5.49%)
2010	56.939	301	17,116	1.37%	1.25%	14.59%
2009	49.691	320	15,894	1.80%	1.25%	23.64%
2008	40.189	339	13,620	1.83%	1.25%	(35.08%)
2007	61.910	361	22,375	1.21%	1.25%	15.19%
Pioneer Growth Opportunities VCT Class I
Spinnaker
2011	49.050	1,077	52,788	0.00%	1.40%	(3.62%)
2010	50.891	1,003	51,036	0.00%	1.40%	18.55%
2009	42.928	974	41,810	0.00%	1.40%	42.55%
2008	30.114	926	27,881	0.00%	1.40%	(36.39%)
2007	47.341	842	39,838	0.00%	1.40%	(5.20%)
Pioneer Mid Cap Value VCT Class I
Spinnaker
2011	23.239	268	6,221	0.84%	1.40%	(6.95%)
2010	24.974	217	5,397	0.96%	1.40%	16.58%
2009	21.423	275	5,863	1.75%	1.40%	23.84%
2008	17.299	171	2,950	1.18%	1.40%	(34.51%)
2007	26.413	131	3,431	0.71%	1.40%	4.11%
Pioneer Money Market VCT Class I1
Spinnaker
2011	19.321	—	—	0.00%	1.40%	(0.45%)
2010	19.408	255	4,949	0.02%	1.40%	(1.37%)
2009	19.677	19	378	0.00%	1.40%	(1.22%)
2008	19.921	—	—	0.00%	1.40%	0.96%
2007	19.732	—	—	0.00%	1.40%	3.37%
Spinnaker Plus
2011	18.733	—	—	0.00%	1.25%	(0.40%)
2010	18.809	324	6,087	0.02%	1.25%	(1.22%)
2009	19.041	324	6,163	0.16%	1.25%	(1.08%)
2008	19.248	324	6,230	2.35%	1.25%	1.11%
2007	19.037	324	6,162	4.70%	1.25%	3.53%

11

First Symetra Separate Account S

Notes to Financial Statements

6.	ACCUMULATION UNIT VALUES (Continued)

[1]	Reference Note 1 of the financial statements for additional information pertaining to this sub-account.
[2]

These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying Mutual Fund, net of management fees assessed by the Mutual Fund manager, divided by the trading days average net assets. These ratios exclude those expenses, such as mortality and expense risk charges and asset related administration charges that result in direct reductions in the Unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividends by the underlying Mutual Fund in which the sub-accounts invest.

[3]

These amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk charges and asset related administration charges, for the period indicated. The ratios include only those expenses that result in a direct reduction to Unit values. Charges made directly to contract owner accounts through the redemption of Units and expenses of the underlying Mutual Fund are excluded.

[4]

These amounts represent the total return for the periods indicated, including changes in the value of the underlying Mutual Funds, and reflect deductions for all items included in the expense ratio with the exception of Mutual Fund reorganization. Mutual Funds that have reorganized during the year present information through the time of reorganization. The total return ratio does not include any expenses assessed through the redemption of Units, inclusion of these expenses in the calculation would result in a reduction in the total return presented. The total return is calculated for the period indicated or from the effective commencement date through the end of the reporting period.

7.	SUBSEQUENT EVENTS

The Separate Account has evaluated subsequent events through April 30, 2012, the date on which the Separate Accounts’s financial statements were available to be issued.

12

FINANCIAL STATEMENTS – STATUTORY BASIS

First Symetra National Life Insurance Company of New York

As of December 31, 2011 and 2010

and Each of the Three Years in the Period Ended

December 31, 2011

With Report of Independent Registered Public Accounting Firm

First Symetra National Life Insurance Company of New York

Financial Statements – Statutory Basis

As of December 31, 2011 and 2010 and Each of the Three Years in the Period Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors

First Symetra National Life Insurance Company of New York

We have audited the accompanying statutory-basis balance sheets of First Symetra National Life Insurance Company of New York as of December 31, 2011 and 2010, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the New York State Insurance Department (the Department), which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of First Symetra National Life Insurance Company of New York as of December 31, 2011 and 2010, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2011.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Symetra National Life Insurance Company of New York as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting practices prescribed or permitted by the Department.

/s/ Ernst & Young LLP

Seattle, Washington

April 13, 2012

First Symetra National Life Insurance Company of New York

Balance Sheets – Statutory Basis

	As of December 31,
	2011	2010
Admitted assets
Cash and invested assets:
Bonds	$613,350,069	$581,750,966
Mortgage loans	61,778,295	38,258,196
Contract loans	116,985	53,456
Cash and short-term investments	17,333,393	9,072,499
Limited partnerships	60,109	—
Receivables for securities	27,589	24,850

Total cash and invested assets	692,666,440	629,159,967

Investment income, due and accrued	8,038,199	7,743,231
Uncollected premiums (net of loading of $(520) and $(1,815), respectively)	674,209	623,557
Deferred premiums (net of loading of $24,265 and $28,353, respectively)	24,557	25,438
Net deferred tax assets	1,551,454	1,634,676
Guaranty fund receivable or on deposit	2,300,000	—
Other receivables	192,044	4,375
Separate accounts assets	157,703	156,060

Total admitted assets	$705,604,606	$639,347,304

Liabilities and capital and surplus
Liabilities:
Policy and contract liabilities:
Life and annuity reserves	$601,039,232	$550,999,382
Accident and health reserves	33,243	34,949
Liability for deposit-type contracts	10,362,366	6,852,065
Policy and contract claims	4,298,713	3,382,336
Unearned premiums and annuity considerations	536	9,332

Total policy and contract liabilities	615,734,090	561,278,064

Commissions and agents’ balances, due and accrued	119,977	1,807,613
General expenses and taxes, due and accrued	3,712,848	433,055
Current federal income taxes payable	329,576	770,548
Other liabilities	4,029,596	2,928,721
Asset valuation reserve	2,896,972	2,096,256
Interest maintenance reserve	607,372	295,846
Affiliated payables	448,867	966,967
Payables for securities	3,000,000	33,905
Separate accounts liabilities	157,703	156,060

Total liabilities	631,037,001	570,767,035

Commitments and contingencies (Note 13)

Capital and surplus:
Common stock, $100 par value, 20,000 shares authorized, issued and outstanding	2,000,000	2,000,000
Gross paid-in and contributed surplus	60,000,000	60,000,000
Special surplus funds	831,780	786,327
Unassigned funds	11,735,825	5,793,942

Total capital and surplus	74,567,605	68,580,269

Total liabilities and capital and surplus	$705,604,606	$639,347,304

See accompanying notes.

First Symetra National Life Insurance Company of New York

Statements of Operations – Statutory Basis

	Year Ended December 31,
	2011	2010	2009
Premiums and other revenues:
Premiums and annuity considerations	$121,949,272	$116,418,451	$231,990,019
Net investment income	34,131,099	30,957,522	23,156,432
Amortization of interest maintenance reserve	131,543	(22,076)	(97,491)
Commissions, expense allowances, and reserve adjustments on reinsurance ceded	20,031	20,940	21,690
Other income	382,244	440,303	174,504

Total premiums and other revenues	156,614,189	147,815,140	255,245,154

Benefits:
Death benefits	63,403	232,613	74,877
Annuity benefits	1,943,374	1,743,726	766,851
Accident and health and other benefits	10,527,573	8,892,418	8,789,037
Surrender and maturity benefits	75,386,034	27,070,893	17,877,491
Increase in policy reserves	50,038,144	89,477,313	212,442,510

Total benefits	137,958,528	127,416,963	239,950,766

Insurance expenses and other deductions:
Commissions	5,377,786	4,901,355	9,438,396
General insurance expenses	2,773,234	2,287,734	2,380,745
Insurance taxes, licenses, and fees	3,081,480	2,043,374	3,371,818
Net transfers to (from) separate accounts	6,347	(18,840)	(2,370)

Total insurance expenses and other deductions	11,238,847	9,213,623	15,188,589

Gain from operations before federal income taxes and net realized capital losses	7,416,814	11,184,554	105,799
Federal income tax expense	2,010,365	3,093,836	212,372

Gain (loss) from operations before net realized capital losses	5,406,449	8,090,718	(106,573)

Net realized capital losses (net of federal income taxes and transfer to interest maintenance reserve)	(252,970)	(182,230)	(490,627)

Net income (loss)	$5,153,479	$7,908,488	$(597,200)

See accompanying notes.

First Symetra National Life Insurance Company of New York

Statements of Changes in Capital and Surplus – Statutory Basis

	Common Stock	Gross Paid-In and Contributed Surplus	Special Surplus Funds	Unassigned Funds (Deficit)	Total Capital and Surplus
Balances as of January 1, 2009	$2,000,000	$40,000,000	$—	$672,538	$42,672,538
Net loss	—	—	—	(597,200)	(597,200)
Change in net deferred income taxes	—	—	—	213,183	213,183
Change in nonadmitted assets	—	—	—	(591,047)	(591,047)
Change in asset valuation reserve	—	—	—	(412,934)	(412,934)
Change in special surplus funds	—	—	725,246	—	725,246
Capital contribution from Parent	—	20,000,000	—	—	20,000,000

Balances as of December 31, 2009	2,000,000	60,000,000	725,246	(715,460)	62,009,786
Net income	—	—	—	7,908,488	7,908,488
Change in net deferred income taxes	—	—	—	(266,131)	(266,131)
Change in nonadmitted assets	—	—	—	117,436	117,436
Change in reserve on account of change in valuation basis	—	—	—	(526,076)	(526,076)
Change in asset valuation reserve	—	—	—	(763,017)	(763,017)
Change in special surplus funds	—	—	61,081	—	61,081
Correction of error	—	—	—	38,702	38,702

Balances as of December 31, 2010	2,000,000	60,000,000	786,327	5,793,942	68,580,269
Net income	—	—	—	5,153,479	5,153,479
Change in net deferred income taxes	—	—	—	(205,759)	(205,759)
Change in nonadmitted assets	—	—	—	667,342	667,342
Change in asset valuation reserve	—	—	—	(800,716)	(800,716)
Change in special surplus funds	—	—	45,453	—	45,453
Correction of error	—	—	—	1,127,537	1,127,537

Balances as of December 31, 2011	$2,000,000	$60,000,000	$831,780	$11,735,825	$74,567,605

See accompanying notes.

First Symetra National Life Insurance Company of New York

Statements of Cash Flow – Statutory Basis

	Year Ended December 31,
	2011	2010	2009
Operating activities
Premiums and annuity considerations collected	$122,173,438	$116,615,179	$231,514,907
Net investment income received	35,140,284	29,990,589	20,072,242
Other income	378,169	317,391	196,162

Total cash provided by operating activities	157,691,891	146,923,159	251,783,311

Benefits and loss-related payments	(87,004,273)	(37,770,072)	(26,926,053)
Commissions, other expenses, and taxes paid	(10,380,567)	(9,471,058)	(12,874,139)
Federal income taxes paid	(3,461,072)	(1,983,561)	(479,681)

Total cash used in operating activities	(100,845,912)	(49,224,691)	(40,279,873)

Net cash provided by operating activities	56,845,979	97,698,468	211,503,438

Investing activities
Investments sold, matured or repaid:
Bonds	69,288,515	56,967,855	36,370,842
Mortgage loans	1,041,001	569,627	66,177
Miscellaneous proceeds	2,963,357	21,888	569

Total investments sold or matured	73,292,873	57,559,370	36,437,588

Cost of investments acquired:
Bonds	(101,103,893)	(138,698,869)	(248,544,621)
Mortgage loans	(24,561,100)	(11,100,000)	(27,794,000)
Other invested assets	(1,000)	—	—

Total cost of investments acquired	(125,665,993)	(149,798,869)	(276,338,621)

(Increase) decrease in contract loans, net	(34,948)	(24,182)	9,409

Net cash used in investing activities	(52,408,068)	(92,263,681)	(239,891,624)

Financing activities
Capital contribution from Parent	—	—	20,000,000
Net transfers (to) from Parent and affiliates	(518,100)	586,586	141,263
Other cash provided (used)	4,341,083	1,931,147	(4,082,334)

Net cash provided by financing activities	3,822,983	2,517,733	16,058,929

Net increase (decrease) in cash and short-term investments	8,260,894	7,952,520	(12,329,257)
Cash and short-term investments, beginning of year	9,072,499	1,119,979	13,449,236

Cash and short-term investments, end of year	$17,333,393	$9,072,499	$1,119,979

Supplemental disclosures of cash flow information
Noncash transactions during year:
Bond interest converted to principal	$856,004	$1,144,041	$519,673
Bond – exchanges	4,493,746	—	9,061,434
Investments in limited partnerships	582,730	—	—
Contract loans – interest capitalization	28,581	—	—

See accompanying notes.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis

December 31, 2011

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

First Symetra National Life Insurance Company of New York (the Company) is a stock life insurance company organized under the laws of New York State. The Company offers group and individual insurance products and retirement products, including annuities marketed through benefits consultants, financial institutions and independent agents and advisors in New York State. The Company’s principal products as a percentage of 2011 premiums include fixed deferred annuities (76.7%), medical stop-loss insurance (9.4%), individual life insurance (8.4%) and single premium immediate annuities (5.5%). One financial institution accounted for 84.8%, 68.8%, and 92.5% of total fixed deferred annuity sales for the years ended December 31, 2011, 2010 and 2009, respectively. Fixed deferred annuity sales represent premiums on new policies net of first year policy lapses and/or surrenders.

The Company is one of two wholly owned subsidiaries of Symetra Life Insurance Company (Symetra Life or the Parent). Symetra Life is a wholly owned subsidiary of Symetra Financial Corporation, a Delaware corporation. See Note 14 for additional ownership information.

Subsequent events have been considered through April 13, 2012, the date the financial statements were available to be issued.

Basis of Presentation

The financial statements have been prepared in conformity with statutory accounting practices prescribed or permitted by the New York State Insurance Department (the Department), which practices differ from U.S. generally accepted accounting principles (GAAP). Companies domiciled in New York State prepare their statutory-basis financial statements in accordance with the National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual, subject to any deviations prescribed or permitted by the Department.

The Company has received written approval from the Department to borrow funds from Symetra Life.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

The preparation of financial statements in conformity with statutory accounting principles (SAP) requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The most significant estimates include those used to determine the following: valuation of investments; the identification of other-than-temporary impairments (OTTI) of investments; the liabilities for policy and contract claims; and the admissibility of deferred tax assets (DTA). The recorded amounts reflect management’s best estimates, though actual results could differ from those estimates.

A description of the Company’s significant accounting policies, including the significant variances from GAAP, follows.

Recognition of Premiums and Annuity Considerations

Premiums are recognized annually on the policy anniversary for individual traditional life policies, consistent with the statutory reserving process. Premiums for universal life policies and annuity considerations with mortality and morbidity risk are recognized when received. Amounts received under deposit-type contracts with no life contingencies are recorded as liabilities when received. Group health premiums are recognized when due.

Under GAAP, individual traditional life premiums are recognized as revenue and considered earned when due, while amounts received for universal life policies and annuity contracts are credited to policyholder account balances and reflected as liabilities rather than premium when received.

The Company estimates accrued retrospective premiums for one group health insurance policy in accordance with the terms of the contract and records it as an adjustment to earned premium. For the years ended December 31, 2011, 2010 and 2009, the amount of net premiums written by the Company that are subject to retrospective rating features was $6,463,821 or 56.3%, $3,456,095 or 31.6% and $842,862 or 8.3%, respectively, of the total net premiums written on the Company’s group health business.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Policy Acquisition Costs and Sales Inducements

The costs of acquiring and renewing business and sales inducements are expensed when incurred.

Under GAAP, the Company defers certain costs, principally commissions, distribution costs and other underwriting costs, that vary with and are primarily related to the production of business limited to the lesser of the acquisition costs contained in the Company’s product pricing assumptions or actual costs incurred. Acquisition costs for deferred annuity contracts and universal life insurance policies are amortized over the lives of the contracts or policies in proportion to the estimated future gross profits of each of these product lines. The Company amortizes acquisition costs for immediate annuities using a constant yield approach. Acquisition costs for traditional individual life insurance policies are amortized over the premium paying period of the related policies, using assumptions consistent with those used in computing policy benefit liabilities. The Company amortizes acquisition costs for group medical stop-loss policies over the policy period of one year.

Under GAAP, sales inducements offered on certain deferred annuity contracts are deferred and amortized into interest credited using the same methodology and assumptions used to amortize deferred acquisition costs (DAC).

Investments

The Company carries bonds not backed by other loans at amortized cost, using the scientific interest method of amortization. For all bonds in or near default, reported values reflect the lower of amortized cost or fair value.

Loan-backed bonds and structured securities for which the collection of all contractual cash flows is probable are reported at amortized cost using the retrospective methodology consistently applied by type of security, except for those in or near default, which are reported at the lower of amortized cost or fair value. The retrospective methodology changes both the yield and the asset balance so that the expected future cash flows produce a return on the investment equal to the return now expected over the life of the investment as measured from the date of acquisition.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Changes in admitted asset carrying amounts of bonds are recorded directly to unassigned funds, net of related deferred income taxes.

Under GAAP, the Company classifies its investments in fixed-maturities (bonds) as available-for-sale and carries them at fair value with unrealized gains (losses) recorded directly to accumulated other comprehensive income (loss) (AOCI), net of related DAC, sales inducements and deferred income taxes.

The Company reports interest earned including prepayment fees or interest-related make whole payments in net investment income. Interest income for bonds is recognized using the effective yield method. When the collectability of interest income for bonds is considered doubtful, any accrued but uncollectible interest is deducted from investment income in the current period. The Company then places the securities on nonaccrual status, and they are not restored to accrual status until all delinquent interest and principal is paid. For loan-backed and structured securities, the Company recognizes income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. Quarterly, the Company compares actual prepayments to anticipated prepayments and recalculates the effective yield to reflect actual payments plus anticipated future payments. The Company includes any resulting adjustment in net investment income in the current period.

Investments are considered to be impaired when a decline in fair value below a security’s amortized cost is judged to be other-than-temporary. The Company’s review of investment securities includes both quantitative and qualitative criteria. Quantitative criteria include the length of time and amount that each security is in an unrealized loss position and, for bonds, whether the issuer is in compliance with the terms and covenants of the security. See Note 2 for additional discussion about the Company’s process for identifying and recording OTTI.

GAAP requires other-than-temporary impairments for all debt securities that the Company intends to sell or for debt securities the Company determines it will more likely than not be required to sell before recovery of its amortized cost basis. For these securities, the impairment is the difference between the Company’s book value (amortized cost) and the fair value. If a security is determined to be other-than-temporarily impaired due to credit losses, but is not intended to be sold, the amount of the impairment (i.e. the difference between book and fair value) is separated into the amount due to credit losses and the amount due to other factors (such as market interest rates or liquidity). The portion due to credit losses based on recovery value is recorded in earnings as a realized loss, and the remainder is recorded in AOCI.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

The Company carries mortgage loans on real estate at outstanding principal balances. The maximum percentage the Company allows of any one loan to the value of its security at the time of the loan, exclusive of insured, guaranteed or purchase money mortgages, is 75%. The maximum actual percentage of any one loan to value was 69.6% and 58.3% for loans funded during the years ended December 31, 2011 and 2010, respectively. Fire insurance is required on all properties covered by mortgage loans in an amount at least equal to 100% of the insurable value.

The Company considers a mortgage loan impaired when it is probable that the Company will be unable to collect principal and interest amounts due according to the contractual terms of the mortgage loan agreement. For mortgage loans that the Company determines to be impaired, the Company charges the difference between the estimated fair value of the collateral and the recorded investment in the mortgage loan as a realized investment loss, and a new cost basis is established. The Company accrues interest income on impaired loans to the extent that it is deemed collectible and the loan continues to perform under its original or restructured terms. If a mortgage loan has any investment income due and accrued that is 180 days past due and collectible, the investment income will continue to accrue, but all interest related to the loan will be reported as a nonadmitted asset. Loan origination fees and costs are recorded in income upon receipt.

Under GAAP, mortgage loans are carried at outstanding principal balances, adjusted for unamortized deferred fees and costs, net of an allowance for loan losses. Loan origination fees and costs are deferred and amortized over the life of the loan.

Contract loans are carried at unpaid principal balances, including accrued interest that is 90 days or more past due. Contract loans are secured and are not granted for amounts in excess of the accumulated cash surrender value of the contract. Under GAAP, contract loans are carried at unpaid principal balances.

Cash and short-term investments consist of demand bank deposits and other short-term highly liquid investments with maturities of one year or less at the time of purchase. They are carried at cost or amortized cost, which approximates fair value. Under GAAP, cash and cash equivalents consist of demand bank deposits and short-term highly liquid investments with maturities of three months or less at the time of purchase which are reported at cost. As of December 31, 2011 and 2010, short-term investments of $18,948,563 and $9,862,444, respectively, were held in a single entity’s mutual fund at a highly rated financial institution.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Investments in limited partnerships consist of state tax credit investments and are carried at amortized cost. As of December 31, 2011, the Company was invested in one state tax credit investment which was entered into during 2011. Annual amortization is based on the proportion of tax benefits received in the current year to total estimated tax benefits to be allocated to the Company and is recorded in net investment income. A liability is recorded for future equity contributions at the present value of the future contributions, which are considered unconditional and legally binding. Under GAAP, the annual amortization of tax credit investments is based on the proportion of tax deductions received in the current year to total estimated tax deductions allocated overall.

Net realized capital gains (losses) are determined on a specific-identification basis. A portion of net realized capital gains (losses) are transferred to the Interest Maintenance Reserve (IMR). See IMR discussion below for a further description.

Nonadmitted Assets

Certain assets designated as “nonadmitted” and other assets not specifically identified as an admitted asset are excluded from the accompanying statutory-basis balance sheets and are charged directly to unassigned funds. Nonadmitted assets are comprised principally of certain DTAs and certain accounts and notes receivable. Under GAAP, such assets are included in the balance sheets.

Reinsurance

The Company utilizes reinsurance agreements to manage its exposure to potential losses. The Company reinsures all or a portion of its risk to reinsurers for certain types of directly written business. In addition, the Company reinsures through pools to cover catastrophic losses. The Company accounts for reinsurance premiums, commissions, expense reimbursements, benefits and reserves related to reinsured business on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums, benefits and the reserves for policy and contract liabilities are reported net of reinsured amounts. Under GAAP, future policy benefit reserves and policy and contract claims liabilities are reported gross of any related reinsurance recoverables, which are reported as assets.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Benefit Reserves

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are based on published tables using statutorily specified interest rates and valuation methods that provide, in the aggregate, the reserves required by the Department, subject to a minimum equal to the guaranteed policy cash values.

Tabular interest, tabular less actual reserves released and tabular cost have been determined by formula. In the determination of tabular interest on funds not involving life contingencies, for each valuation rate of interest, the tabular interest is calculated as the change in reserves minus premiums plus benefits. The Company waives deduction of deferred fractional premiums upon the death of life and annuity policy insureds and returns any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves.

Additional reserves are established if the results of cash flow testing under various interest rate scenarios indicate the need for such reserves, or if the net premiums exceed the gross premiums on any insurance in force. For substandard lives, either extra premium is charged or the gross premium for a rated age is charged; mean reserves are determined by computing the regular mean reserve for the plan at any rated age and, in addition, holding one-half of any extra premium charge for the year. Liabilities related to other policyholders’ funds left on deposit are equal to the account balances.

The Company does not use anticipated investment income as a factor in the premium deficiency calculation.

Included in benefit reserves are deposit-type contracts, which relate to contracts that do not incorporate risk from the death or disability of policyholders. Deposits and withdrawals received on these contracts are recorded as a direct increase or decrease to the liability balance, and are not reflected as premiums, benefits or changes in reserves in the statements of operations.

GAAP requires that policy reserves be calculated on estimated expected experience or actual account balances.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Policy and Contract Claims

Claims reserves on life and accident and health policies represent the estimated ultimate net cost of all reported and unreported claims at the balance sheet date. The reserves for reported but unpaid claims incurred are estimated using individual valuations and statistical analyses. The liability held for pending life insurance claims is equal to the face amount of the policy. The reserves for claims incurred but not reported (IBNR) are based on expected loss ratios, claims paying completion patterns and historical experience. The Company reviews estimates for reported but unpaid claims and IBNR quarterly. Any necessary adjustments are reflected in the statements of operations. If expected loss ratios increase or expected claims paying completion patterns extend, the IBNR claim liability increases.

Under GAAP, the liability for pending claims for universal life products equals the net amount at risk, which is the face amount of the policy, less the account value. The IBNR claim liability does not include a provision for adverse deviation.

Asset Valuation Reserve

The Asset Valuation Reserve (AVR) provides a valuation allowance for invested assets and is calculated based on a formula prescribed by the NAIC. This reserve acts to mitigate the effects of potential losses in the event of default by issuers of certain invested assets. Changes in the AVR are reflected directly in unassigned funds. No such reserve exists under GAAP.

Interest Maintenance Reserve

The IMR defers after-tax realized capital gains (losses) resulting from the effect of changes in the general level of interest rates on the disposal of bonds. These deferrals are amortized to income, using the grouped method, over the approximate remaining years to maturity of the securities sold. The grouped method is based on groupings of gains and losses, in five-year bands. Under GAAP, realized investment gains (losses) are reported in the statements of operations in the period in which the assets are sold and no such reserve is recorded.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Federal Income Taxes

The Company is a member of a group filing a consolidated federal income tax return. The method of allocation of federal income tax expense between the companies included in the consolidated group is subject to a written agreement approved by each respective company’s Board of Directors. The allocation is based upon separate return calculations, except that current credit for tax credits and net operating loss carryforwards are determined on the basis of utilization by the consolidated group. The provision for federal income taxes is based on amounts determined to be payable as a result of current year operations. Intercompany balances are settled quarterly.

Deferred federal income taxes are provided for differences between the book and tax bases of assets and liabilities. In determining admissibility under Statement of Statutory Accounting Principles (SSAP) No. 10R, Income Taxes, gross DTAs are subject to a statutory valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the gross DTAs will not be realized. The gross DTAs remaining after the application of a statutory valuation allowance, if any, are admitted following the standards of this SSAP. Remaining DTAs after application of the admissibility tests are nonadmitted. Changes in deferred taxes are recorded directly to unassigned funds.

Under GAAP, deferred tax assets are recognized only to the extent that it is more likely than not that future tax profits will be available. A valuation allowance is established where deferred tax assets cannot be recognized. Changes in deferred taxes are reported in the statements of operations.

Loss/Claim Adjustment Expense

The liability balance for unpaid accident and health loss/claim adjustment expense as of December 31, 2011 and 2010 was $41,742 and $31,157, respectively. The Company incurred $31,000 and paid $20,415 of loss/claim adjustment expense in the current year, of which $9,065 was attributable to insured or covered events of prior years. For the year ended December 31, 2010, $16,505 of loss/claim adjustment expense was incurred and $18,552 was paid, of which $3,302 was attributable to insured or covered events of prior years. The Company did not take into account/estimated subrogation in its determination of the liability for unpaid claims or losses.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Separate Accounts

The Company administers segregated asset accounts (separate accounts) for variable annuity policyholders. The assets of these separate accounts consist of mutual funds and are reported at fair value. The liabilities of these separate accounts represent reserves established to meet withdrawal and future benefit payment provisions of contracts with these policyholders. The assets of the separate accounts are not subject to liabilities arising out of any other business the Company may conduct. Investment risks associated with fair value changes are borne by the policyholders.

The operations of the separate accounts, excluding investment gains (losses) allocable solely to the policyholders, are combined with the general account of the Company in the statements of operations under the appropriate captions. Transactions such as premiums, deposits, surrenders and withdrawals are offset by a corresponding increase or decrease in net transfers to the separate accounts.

For variable annuity contracts with guaranteed minimum death benefits (GMDB), the Company contractually guarantees total deposits made to the contract, less any partial withdrawals, in the event of death. The Company offers two types of GMDB contracts consisting of return of premium as well as ratchet evaluated every eighth year. The ratchet reset benefit is equal to the immediately preceding GMDB or is “stepped up” to the account value on the evaluation date, if higher. The Company reinsures nearly all of the GMDB risk on its individual variable annuity contracts. Therefore, the recorded liability is not material.

Under GAAP, separate account assets reported on the balance sheets consist of the fair value of the mutual funds invested on behalf of the Company’s variable annuity policyholders. Separate account liabilities primarily represent the policyholder’s account balance in the separate account. Net investment income and net realized and unrealized investment gains (losses) accrue directly to the policyholder and are not included in the Company’s revenue.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Reconciliation of Statutory Basis Amounts to GAAP Amounts

The following tables present a reconciliation of net income (loss) and capital and surplus of the Company, as determined in accordance with SAP to amounts determined in accordance with GAAP.

	Net Income (Loss)
	Year Ended December 31,
	2011	2010	2009
Statutory-basis amounts, as reported	$5,153,479	$7,908,488	$(597,200)
Add (deduct) adjustments:
Investments	393,179	23,844	25,803
Reserves	(451,003)	(4,624,757)	(4,559,281)
Policy acquisition costs	1,311,129	1,410,217	10,552,968
Federal income taxes	(1,077,082)	48,347	(1,616,487)
Other, net	1,450,145	889,121	(409,456)

	1,626,368	(2,253,228)	3,993,547

GAAP-basis amounts	$6,779,847	$5,655,260	$3,396,347

	Total Capital and Surplus
	As of December 31,
	2011	2010	2009
Statutory-basis amounts, as reported	$74,567,605	$68,580,269	$62,009,786
Add (deduct) adjustments:
Investments	57,249,474	43,881,010	28,386,178
Reserves	(10,251,750)	(9,242,200)	(6,081,247)
Policy acquisition costs	6,177,656	7,040,527	9,658,310
Federal income taxes	(17,217,189)	(13,869,825)	(10,880,620)
Nonadmitted assets and other, net	(275,164)	611,499	1,362,410

	35,683,027	28,421,011	22,445,031

GAAP-basis amounts	$110,250,632	$97,001,280	$84,454,817

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

1. Nature of Operations and Summary of Significant Accounting Policies (continued)

Accounting Changes and Correction of Errors

During 2011, the Company discovered an error relating to accrued commissions on two of the Company’s deferred annuity products. The Company has agreements with certain distributors to pay a commission if customers transfer their contract to a similar deferred annuity product any time after the surrender charge period. The Company was estimating and accruing commission expense related to these contracts during the initial policy contract period. The Company now records this commission expense as incurred. The Company made a correction to decrease the liability accrued for these commissions to $0 and recorded an increase in surplus of $1,127,537, net of tax.

During 2010, the Company discovered an error in the reporting of mortgage loan origination fees. Mortgage loan origination fees were recorded as a deferred liability and amortized to investment income over the life of the loan. SSAP No. 37, Mortgage Loans, states that nonrefundable fees other than points shall be recorded in income upon receipt. During 2010, the Company recorded a correction to remove the deferred liability as of December 31, 2009 and recorded an aggregate write-in for gains and losses in surplus of $38,702, net of tax.

New Accounting Pronouncements

The Company adopted SSAP No. 35R, Guaranty Funds and Other Assessments, as of January 1, 2011. This SSAP expands guidance on recognition of assets from premium tax offsets to match recognition guidance of related accrued liabilities for assessments. Additionally, estimated premium tax recoverable assets are limited to in-force policies and do not include expected renewals on short-term contracts. The adoption did not have a material impact on the Company’s balance sheets, statements of operations, or statements of changes in capital and surplus.

Accounting Pronouncements Not Yet Adopted

In August 2011, the NAIC issued SSAP No. 101, Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10. This SSAP establishes statutory accounting principles for current and deferred federal and foreign income taxes and current state income taxes. Additionally, the eligibility test under SSAP No. 10R is eliminated and the admissibility limitation is altered. This SSAP is effective for the reporting period beginning January 1, 2012. The Company does not expect the adoption to have a material impact on the Company’s balance sheets, statements of operations or statements of changes in capital and surplus.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

2. Investments

The following tables summarize the book/adjusted carrying value, gross unrealized gains (losses) and fair value of investments in bonds.

	Book/Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Bonds as of December 31, 2011:
U.S. government and agencies	$472,693	$171,370	$—	$644,063
Special revenue and assessments	530,108	8,065	—	538,173
Industrial and miscellaneous	439,873,592	39,144,810	(112,917)	478,905,485
Hybrid securities	534,057	—	(32,182)	501,875
Mortgage-backed/asset-backed securities	171,939,619	14,708,789	(104,846)	186,543,562

Total bonds	$613,350,069	$54,033,034	$(249,945)	$667,133,158

Bonds as of December 31, 2010:
U.S. government and agencies	$474,043	$91,551	$—	$565,594
Special revenue and assessments	770,281	16,497	—	786,778
Industrial and miscellaneous	414,091,929	30,144,169	(1,747,055)	442,489,043
Hybrid securities	534,616	—	(32,920)	501,696
Mortgage-backed/asset-backed securities	165,880,097	13,397,757	(262,388)	179,015,466

Total bonds	$581,750,966	$43,649,974	$(2,042,363)	$623,358,577

The following tables summarize gross unrealized losses and fair value of bonds, aggregated by investment category, and presents separately those securities that have been in a continuous unrealized loss position for less than 12 months and for 12 months or more.

	Less Than 12 Months			12 Months or More
	Fair Value	Gross Unrealized Losses	# of Securities	Fair Value	Gross Unrealized Losses	# of Securities
Bonds as of December 31, 2011:
Industrial and miscellaneous	$13,071,679	$(112,917)	4	$—	$—	—
Hybrid securities	—	—	—	501,875	(32,182)	1
Mortgage-backed/asset-backed securities	166,047	(1,700)	1	2,514,493	(103,146)	2

Total bonds	$13,237,726	$(114,617)	5	$3,016,368	$(135,328)	3

Bonds as of December 31, 2010:
Industrial and miscellaneous	$72,697,745	$(1,634,645)	20	$887,590	$(112,410)	1
Hybrid securities	—	—	—	501,696	(32,920)	1
Mortgage-backed/asset-backed securities	8,658,350	(178,414)	4	1,315,949	(83,974)	2

Total bonds	$81,356,095	$(1,813,059)	24	$2,705,235	$(229,304)	4

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

2. Investments (continued)

The Company reviewed all of its investments with unrealized losses at the end of 2011 and 2010 in accordance with its impairment policy. The Company’s evaluation determined after the recognition of OTTI, that the remaining declines in fair value were temporary, as unrealized losses were attributable to interest rate changes and the Company did not intend to sell the securities prior to maturity at an amount below the carrying value. For loan-backed bonds and structured securities, the Company expects to recover the entire amortized cost basis. As of December 31, 2011 and 2010, the Company had $135,328 and $116,894, respectively, of gross unrealized losses for a period of 12 months or more related to investment-grade bonds. Unrealized losses on investment-grade bonds are principally related to changes in interest rates or changes in the issuer and sector-related credit spreads since the securities were acquired.

As of December 31, 2011 and 2010, the Company held below-investment-grade bonds, based on NAIC ratings, with fair values of $5,270,699 and $1,598,990, respectively, and book/adjusted carrying values of $5,146,411 and $1,706,465, respectively. These holdings represent less than 1% of the Company’s total investment in bonds at fair value as of December 31, 2011 and 2010.

Industries that represented more than 10% of the total fair value of below-investment-grade bonds as of December 31, 2011, were consumer staples at 78.0% and utilities at 22.0%. As of December 31, 2010, the industries were utilities at 68.7% and telecommunication services at 31.3%.

As of December 31, 2011 and 2010, the majority of the Company’s mortgage-backed securities were classified as prime. Based on a review of the characteristics of the underlying mortgage loan pools, such as credit scores and financial ratios, the Company classified $2,809,893 and $3,884,825 of mortgage-backed securities as Alt-A as of December 31, 2011 and 2010, respectively, as each has overall collateral credit quality between prime and subprime. These securities represented 1.5% and 2.2%, respectively, of the fair value of mortgage-backed securities as of December 31, 2011 and 2010. Of the securities classified as Alt-A, 84.1% and 76.3% had a NAIC rating of 1, and 67.2% and 76.3% had Standard and Poor’s (S&P) equivalent credit rating of AAA, based on the highest credit agency rating, as of December 31, 2011 and 2010, respectively.

The Company had no securities classified as subprime as of December 31, 2011 or 2010.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

2. Investments (continued)

The Company’s investments in asset-backed securities, which are included in mortgage-backed securities, had fair values of $5,474,600 and $14,899,699 as of December 31, 2011 and 2010, respectively.

The following table summarizes the contractual years to maturity as of December 31, 2011. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without penalties.

	Book/Adjusted Carrying Value	Fair Value
Years to maturity:
One or less	$47,988,458	$49,913,686
Over one through five	170,555,132	182,715,741
Over five through ten	221,497,617	246,451,705
Over ten	1,369,243	1,508,464
Mortgage-backed/asset-backed securities	171,939,619	186,543,562

Total bonds	$613,350,069	$667,133,158

The book/adjusted carrying value of certain bonds on deposit with state regulatory authorities was $472,693 and $474,043 as of December 31, 2011 and 2010, respectively.

As of December 31, 2011, U.S. federal government obligations, financial institutions, consumer staples, and industrials represented 17.2%, 16.2%, 15.8% and 14.5% respectively, of the Company’s investments in bonds at fair value.

As of December 31, 2010, U.S. federal government obligations, financial institutions, consumer staples, and industrials represented 17.4%, 17.4%, 14.0% and 12.6%, respectively, of the Company’s investments in bonds at fair value.

No other industry represented more than 10% of the fair value of bonds as of December 31, 2011 and 2010.

The Company’s review of investment securities for OTTI includes both quantitative and qualitative criteria. Quantitative criteria include the length of time and amount that each security is in an unrealized loss position (i.e., is underwater) and, for bonds, whether expected future cash flows indicate a credit loss exists.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

2. Investments (continued)

While all securities are monitored for impairment, the Company’s experience indicates that securities for which the cost or amortized cost exceeds fair value by less than 20% do not represent a significant risk of impairment and, often, fair values recover over time as the factors that caused the declines improve. If the estimated fair value has declined and remained below cost or amortized cost by 20% or more for at least six months, the Company further analyzes the decrease in fair value to determine whether it is an other-than-temporary decline. To make this determination for each security, the Company considers, among other factors:

•	Extent and duration of the decline in fair value below cost or amortized cost;

•	The financial condition and near-term prospects of the issuer of the security, including any specific events that may affect its operations, earnings potential or compliance with terms and covenants of the security;

•	Changes in the financial condition of the security’s underlying collateral;

•	Any downgrades of the security by a rating agency;

•	Any reduction or elimination of dividends or nonpayment of scheduled interest payments;

•	Other indications that a credit loss has occurred; and

•	The Company’s intent to sell the security or whether it is more likely than not the Company will be required to sell the security prior to recovery of its amortized cost, considering any regulatory developments and the Company’s liquidity needs.

Based on the analysis, bonds are considered other-than-temporarily impaired when the Company concludes it will be unable to collect all contractual amounts due or a decision has been made to sell the security prior to maturity at an amount below the carrying value. For OTTI on bonds other than loan-backed and structured securities, an impairment loss is recognized as a net realized capital loss within the statements of operations equal to the entire difference between the bonds carrying value and its fair value.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

2. Investments (continued)

Loan-backed and structured securities are considered other-than-temporarily impaired when the Company has concluded it does not have the intent and ability to retain the security for sufficient time to recover the amortized cost basis, it intends to sell the security prior to maturity at an amount below the carrying value or it does not expect to recover the entire cost basis even if it has the intent and ability to hold. When OTTI has occurred due to the Company’s intent to sell the security or the Company has assessed it does not have the intent and ability to retain the security until sufficient time to recover the amortized cost basis, an impairment loss is recognized as a net realized capital loss within the statements of operations equal to the entire difference between the bonds carrying value and its fair value. When an OTTI has occurred because the Company does not expect to recover the entire cost basis, even if the Company has the intent and ability to hold, the investments are written down and carried at estimated recovery value which is determined as the present value of cash flows expected to be collected, discounted at the effective rate immediately prior to the recognition of the OTTI.

To determine the recovery value of a loan-backed or structured security, the Company performs an analysis related to the underlying issuer including, but not limited to, the following:

•	Expected cash flows from the security, including potential variability of prepayments;

•	Level of creditworthiness;

•	Delinquency ratios and loan-to-value ratios;

•	Average cumulative collateral loss, vintage year and level of subordination; and

•	Susceptibility to fair value fluctuations due to changes in the interest rate environment.

During 2011, the Company recorded OTTI charges on bonds totaling $302,888. The OTTI charges were on one bond in the financial institution industry, totaling $260,848, or 86.1%, and on one bond in the utilities industry totaling, $42,040, or 13.9%. During 2010, the Company recorded OTTI charges on one bond in the financial institution industry totaling $146,391. During 2009, the Company recorded OTTI charges on bonds totaling $710,951. The OTTI charges were on two bonds in the consumer discretionary industry, totaling $509,156, or 71.6%, and on one bond in the financial institution industry totaling, $201,795, or 28.4%.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

2. Investments (continued)

The Company recorded OTTI charges on one loan-backed security due to the inability or lack of intent to retain the investment for a period of time sufficient to recover the amortized cost basis totaling $260,848, $146,391 and $201,795 for the periods ended December 31, 2011, 2010 and 2009, respectively. The Company did not recognize any OTTI charges due to its intent to sell loan-backed or structured securities for the years ended December 31, 2011 or 2010.

The following table summarizes loan-backed and structured securities with a prior OTTI charge that are held by the Company as of December 31, 2011.

CUSIP	Amortized Cost Before Current Period OTTI	Recognized OTTI	Amortized Cost After OTTI	Fair Value at Time of OTTI	Date of Financial Statement When Reported
12545CAD2	$1,895,563	$201,795	$1,693,768	$1,359,586	09/30/2009
12545CAD2	1,702,496	44,851	1,657,645	1,392,308	03/31/2010
12545CAD2	1,665,108	57,456	1,607,652	1,493,302	06/30/2010
12545CAD2	1,619,234	44,084	1,575,150	1,534,100	09/30/2010
12545CAD2	1,587,870	260,848	1,327,022	1,501,485	12/31/2011

Total		$609,034

The following table summarizes the Company’s net investment income.

	Year Ended December 31,
	2011	2010	2009
Income:
Bonds	$31,645,627	$29,142,274	$22,937,043
Mortgage loans	3,419,823	2,158,589	418,635
Contract loans	7,785	4,208	4,140
Cash and short-term investments	6,859	10,769	60,054
Limited partnerships	(523,621)	—	—
Other	—	79	(46)

Total investment income	34,556,473	31,315,919	23,419,826

Investment expenses	425,374	358,397	263,394

Net investment income	$34,131,099	$30,957,522	$23,156,432

There were no bonds that did not produce income for the years ended December 31, 2011, 2010 or 2009.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

2. Investments (continued)

The following table summarizes proceeds from sales and maturities of investments in bonds and related capital gains (losses).

	Year Ended December 31,
	2011	2010	2009
Bonds:
Proceeds from sales	$—	$4,075,180	$2,193,500
Proceeds from other than sales(1)	69,288,515	52,892,675	34,177,342

Total bonds	$69,288,515	$56,967,855	$36,370,842

Bonds:
Gross realized capital gains on sales	$—	$82,622	$60,979
Gross realized capital losses on sales	—	—	(17,561)

Net realized capital gains on sales	—	82,622	43,418

Other:
Net gains (losses) on dispositions other than sales (1)	895,586	911,920	(441,524)
Impairments	(302,888)	(146,391)	(710,951)

Realized capital gains (losses) before federal income taxes and transfer to IMR	592,698	848,151	(1,109,057)

Amount transferred to IMR	(443,069)	(646,452)	315,990
Federal income tax (expense) benefit	(402,599)	(383,929)	302,440

Net realized capital losses	$(252,970)	$(182,230)	$(490,627)

(1)	Includes calls, maturities, paydowns and redemptions

As of December 31, 2011 and 2010, the Company’s investment portfolio included $61,778,295 and $38,258,196, respectively, of mortgage loan investments constituting approximately 8.8% and 6.0%, respectively, of total admitted assets. These loans are secured by first mortgage liens on income-producing commercial real estate, primarily in the retail, industrial and office building sectors. The loan-to-value (LTV) ratio compares the amount of the loan to the estimated fair value of the underlying property collateralizing the loan. In the year of funding, LTV ratios are calculated using independent appraisals performed by Member of the Appraisal Institute (MAI) designated appraisers. The weighted average LTV ratio was 56.2% and 49.1% for loans funded during 2011 and 2010, respectively. Subsequent to the year of funding, LTV ratios are updated annually using internal valuations based on the property income and market capitalization rates.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

2. Investments (continued)

The weighted average LTV ratio of the Company’s entire mortgage loan portfolio was 55.3% and 54.2% as of December 31, 2011 and 2010, respectively. 41.9% or $25,873,812 and 33.2% or $12,690,792 of the Company’s mortgage loans were located in California as of December 31, 2011 and 2010, respectively. 11.8% or $7,308,942 and 12.1% or $4,629,028 were located in Texas as of December 31, 2011 and 2010, respectively. As of December 31, 2011 and 2010, there were no non-performing loans. The maximum and minimum lending rates for mortgage loans made during 2011 were 6.8% and 5.0%, respectively. The maximum and minimum lending rates for mortgage loans made during 2010 were 6.8% and 5.5%, respectively.

As of December 31, 2011 and 2010, all borrowers were current on loan payments. No loans were considered non-performing or were specifically evaluated and identified as impaired. The Company did not modify interest rates on any existing mortgage loans during 2011 or 2010. The Company had no investments in restructured loans as of December 31, 2011 or 2010.

As of December 31, 2011 and 2010, there were no taxes, assessments or amounts advanced that had not been repaid and had not been included in the mortgage loan total, and there were no outstanding liens.

3. Fair Value Disclosures

Included in various investment-related line items in the financial statements are certain financial instruments measured and reported at fair value. Other financial instruments are periodically measured at fair value, such as when impaired, or, for certain bonds, when carried at the lower of cost or fair value.

The Company uses the same pricing methodology and sources as utilized for obtaining GAAP fair values, which reflects the price at which the security would sell in an arm’s-length transaction between a willing buyer and seller in possession of the same information.

The Company determines the fair value of its financial instruments based on the fair value hierarchy, which requires an entity to maximize its use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

3. Fair Value Disclosures (continued)

The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into the three-level hierarchy, which gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The level within which a fair value measurement falls is determined based on the lowest-level input that is significant to the fair value measurement. The Company’s financial assets recorded at fair value on the balance sheets are categorized as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical instruments. This level primarily consists of actively traded mutual fund investments.

•	Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

This	level includes those financial instruments that are valued using industry-standard pricing methodologies or models. All significant inputs are observable or derived from observable information in the marketplace. Financial instruments in this category primarily include bonds.

•	Level 3 – Instruments whose significant value drivers are unobservable. This comprises financial instruments for which fair value is estimated based on industry-standard pricing methodologies and internally developed models utilizing significant inputs not based on or corroborated by readily available market information. In limited circumstances, this category may also utilize non-binding broker quotes. This category primarily consists of certain less liquid bonds, including corporate private placement securities.

The Company had $157,703 and $156,060 of Level 1 separate account assets measured at fair value in the balance sheets as of December 31, 2011 and 2010, respectively. Transfers into/or out of Level 1, 2, and 3 are reported at the fair value as of the beginning of the period in which the transfer occurs. There were no assets held at the reporting date which were transferred between Level 1, 2, or 3. There were no other financial assets or financial liabilities accounted for at fair value in the balance sheets.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

3. Fair Value Disclosures (continued)

The following table summarizes the book/adjusted carrying value and corresponding fair values of financial instruments subject to fair value disclosure.

	As of December 31, 2011		As of December 31, 2010
	Book/Adjusted Carrying Value	Fair Value	Book/Adjusted Carrying Value	Fair Value
Assets
Bonds	$613,350,069	$667,133,158	$581,750,966	$623,358,577
Mortgage loans	61,778,295	66,871,849	38,258,196	40,273,782
Limited partnerships	60,109	99,034	—	—
Separate account assets	157,703	157,703	156,060	156,060

Liabilities
Annuity and deposit-type contracts	$590,798,798	$575,249,150	$546,797,824	$547,275,032

The fair value of bonds and separate account assets is based on the fair value hierarchy.

The fair value of the Company’s mortgage loans are determined by discounting the projected cash flows using the current rate at which loans would be made to borrowers with similar credit ratings and for the same maturities.

Investments in limited partnerships associated with state tax credit investments are carried at amortized cost. Fair value was estimated based on the discounted cash flows over the remaining life of the tax credits, using the original internal rate of return of the investment.

Carrying value is a reasonable estimate of fair value for cash, short-term investments, contract loans, other receivables and other liabilities.

The Company reports annuities and deposit-type contracts at carrying value and estimates the fair values of these contracts using an income approach based on the present value of the discounted cash flows. Cash flows were projected using best estimates for lapses, mortality and expenses, and discounted at a risk-free rate plus a nonperformance risk spread.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

4. Premium and Annuity Considerations Deferred and Uncollected

The following table presents the Company’s deferred and uncollected life insurance premiums and annuity considerations.

	As of December 31, 2011		As of December 31, 2010
	Gross	Net of Loading	Gross	Net of Loading
Ordinary – new business	$990	$265	$4,447	$1,109
Ordinary – renewal	46,415	23,395	46,951	23,751

Total	$47,405	$23,660	$51,398	$24,860

5. Reinsurance

The Company protects itself from excessive losses by reinsuring with other companies. Reinsurance contracts do not relieve the Company of its obligations to policyholders. The Company remains liable to its policyholders to the extent that counterparties to ceded insurance contracts do not meet their contractual obligations. The Company evaluates the financial condition of its reinsurers to minimize the exposure to losses from reinsurer’s insolvencies. The Company is not aware of any of its major reinsurers currently experiencing material financial difficulties. The Company analyzes amounts recoverable from reinsurers according to the credit ratings of its reinsurers. Of the total amounts due from reinsurers, 99.1% and 98.9% was with reinsurers rated A- or higher by A.M. Best as of December 31, 2011 and 2010, respectively. The Company had no reserve for uncollectible reinsurance as of December 31, 2011 and 2010. None of the Company’s reinsurance contracts exclude certified terrorist acts.

The Company has catastrophic loss coverage for its aggregate medical stop-loss business. Reinsurance coverage is for the portion of aggregate losses above $1,000,000 and up to $10,000,000. Amounts are automatically 100% reinsured if the specific excess loss deductible is less than or equal to $500,000. If the specific excess loss deductible is greater than $500,000, the group is reinsured on a facultative basis. The liability of the reinsurer shall not exceed $9,000,000 for each policy.

Effective January 1, 2011, the Company entered into a one-year renewable reinsurance agreement for coverage on its group medical stop-loss policies. This reinsurance coverage renewed on January 1, 2012.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

5. Reinsurance (continued)

For the individual life business, the Company has reinsurance coverage that limits the maximum claim on a single individual to $500,000. The reinsurance agreements vary by product and policy issue year. Most of the reinsurance reserve credit relates to life reserves and is covered by coinsurance agreements where the reinsurer reimburses the Company a percentage, which ranges from 80 to 85%, as specified in the reinsurance contracts.

Reserve credits taken for all ceded insurance were $267,086 and $225,979 as of December 31, 2011 and 2010, respectively.

No new agreements were executed, nor were existing agreements amended, to include policies or contracts that were in force or that had existing reserves established by the Company as of the effective date of the agreement during the years ended December 31, 2011, 2010 or 2009. The Company has no reinsurance agreements for which reserve credits have been taken under which reinsurers may cancel the coverage at their discretion.

During 2011, 2010 and 2009, the Company did not commute any ceded reinsurance, nor did it write off any uncollectible reinsurance.

The Company does not have any reinsurance agreements in effect in which the amount of losses paid or accrued would result in a payment to the reinsurer of amounts that, in the aggregate and allowing for offset of mutual credits from other reinsurance agreements with the same reinsurer, exceed the total premiums collected under the reinsured policies.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

5. Reinsurance (continued)

The effects of reinsurance on premiums and annuity considerations are as follows:

	Year Ended December 31,
	2011	2010	2009
Premiums and annuity considerations
Direct:
Accident and health	$11,980,335	$11,316,741	$10,431,883
Life insurance	10,282,448	8,118,587	2,659,256
Annuity	100,242,545	97,415,452	219,204,521

Total direct premiums	122,505,328	116,850,780	232,295,660
Ceded:
Accident and health	(503,558)	(375,989)	(253,047)
Life insurance	(52,452)	(56,287)	(52,536)
Annuity	(46)	(53)	(58)

Total ceded premiums	(556,056)	(432,329)	(305,641)

Net premiums and annuity considerations	$121,949,272	$116,418,451	$231,990,019

Ceded reinsurance reduced the Company’s claims by $80,000, $0 and $300,399 for the years ended December 31, 2011, 2010 and 2009, respectively.

6. Life and Annuity Reserves

The Company’s annuity reserves and deposit fund liabilities, including those held in separate account liabilities, are summarized as follows:

	As of December 31, 2011
	General Account	Separate Account Nonguaranteed	Total	Percent of Total
Subject to discretionary withdrawal:

At book value less surrender charge of 5% or more	$393,267,424	$—	$393,267,424	66.58%

At fair value	—	157,703	157,703	0.03

Total with adjustment or at fair value	393,267,424	157,703	393,425,127	66.61
At book value without adjustment (minimal or no charge or adjustment)	153,483,355	—	153,483,355	25.99
Not subject to discretionary withdrawal	43,733,790	—	43,733,790	7.40

Total annuity actuarial reserves and liability for deposit-type contracts	$590,484,569	$157,703	$590,642,272	100.00%

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

6. Life and Annuity Reserves (continued)

	As of December 31, 2010
	General Account	Separate Account Nonguaranteed	Total	Percent of Total
Subject to discretionary withdrawal:
At book value less surrender charge of 5% or more	$454,232,250	$—	$454,232,250	83.10%
At fair value	—	156,060	156,060	0.02

Total with adjustment or at fair value	454,232,250	156,060	454,388,310	83.12
At book value without adjustment (minimal or no charge or adjustment)	53,949,611	—	53,949,611	9.87
Not subject to discretionary withdrawal	38,302,030	—	38,302,030	7.01

Total annuity actuarial reserves and liability for deposit-type contracts	$546,483,891	$156,060	$546,639,951	100.00%

The following table provides a reconciliation of total annuity actuarial reserves and deposit fund liabilities.

	As of December 31,
	2011	2010
Annuity reserves	$580,122,203	$539,631,826
Liability for deposit-type contracts	10,362,366	6,852,065
Separate account annuity reserves	157,703	156,060

Total annuity actuarial reserves and liability for deposit-type contracts	$590,642,272	$546,639,951

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

As of December 31, 2011 and 2010, the Company had $3,953,000 and $3,578,000, respectively, of insurance in force for which the gross premiums were less than the net premiums according to the standard valuation set by the Department. Reserves to cover this difference were $27,634 and $13,487 as of December 31, 2011 and 2010, respectively, and were included in life and annuity reserves.

During 2010, the Company adopted the free partial withdrawal provision in the calculation of the CARVM reserves in accordance with Actuarial Guideline XXXIII for its fixed deferred annuity policies issued prior to January 1, 2009. The result of this increased reserves by $526,076 and is reflected in the statements of changes in capital and surplus. There were no other changes in the bases of valuation for life and annuity contracts for the years ended December 31, 2011, 2010, or 2009.

7. Policy and Contract Claims

The following table provides a reconciliation of the beginning and ending reserve balances for policy and contract claims, net of reinsurance recoverables.

	Year Ended December 31,
	2011	2010	2009
Policy and contract claims liability, beginning of the year	$3,382,336	$3,356,527	$2,774,347
Add provision for claims, net of reinsurance, occurring in:
Current year	9,337,951	8,986,252	8,639,843
Prior years	886,932	(34,593)	(95,766)

Net incurred losses during the year	10,224,883	8,951,659	8,544,077
Deduct payments on claims, net of reinsurance, occurring in:
Current year	5,271,364	7,341,087	6,111,663
Prior years	4,037,142	1,584,763	1,850,234

Net claims payments during the current year	9,308,506	8,925,850	7,961,897

Policy and contract claims liability, end of the year	$4,298,713	$3,382,336	$3,356,527

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

The Company uses estimates in determining its liability for policy and contract claims. These estimates are based on historical claim payment patterns and expected loss ratios to provide for the inherent variability in claim patterns and severity. For the year ended December 31, 2011, the change in prior year incurred claims was primarily due to higher than expected claims and higher severity for medical stop-loss. For the years ended December 31, 2010 and 2009, the change in prior year incurred claims was primarily due to lower than expected claims for medical stop-loss.

8. Capital and Surplus and Shareholder Dividend Restrictions

Under insurance regulations of New York State, the Company is required to maintain minimum capital of $2,000,000 and additional surplus of $4,000,000. Life and health insurance companies are also subject to certain risk-based capital (RBC) requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is determined based on various risk factors related to the Company. As of December 31, 2011 and 2010, the Company met the minimum capital and surplus and the RBC requirements.

8. Capital and Surplus and Shareholder Dividend Restrictions (continued)

The Company admits DTAs pursuant to paragraph 10.e. of SSAP No. 10R which resulted in special surplus funds of $831,780 and $786,327 as of December 31, 2011 and 2010, respectively. See Note 9 – Income Taxes for more information.

The Company is restricted by the Department as to the aggregate amount of dividends it may pay in any consecutive 12-month period without regulatory approval. The restriction is the lesser of statutory net gain from operations of the previous year, or 10% of total capital and surplus at the close of the previous year, subject to a maximum limit equal to statutory unassigned funds. Based on this restriction, the maximum dividend payout that may be made without prior approval in 2012 is $5,406,449.

The Company has paid no dividends to its Parent since inception.

On December 7, 2009, the Company received a $20,000,000 cash capital contribution from its Parent. No capital contributions were received in the years ended December 31, 2011 or 2010.

The following table shows the cumulative reduction of unassigned funds related to the following items.

	As of December 31,
	2011	2010
Nonadmitted assets	$614,320	$1,327,115
Asset valuation reserve	2,896,972	2,096,256

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

9. Income Taxes

The components of the DTAs and deferred tax liabilities (DTLs) are as follows:

	As of December 31, 2011
	Ordinary	Capital	Total
DTAs	$3,928,422	$254,475	$4,182,897
DTLs	(2,427,856)	—	(2,427,856)

Net DTAs	1,500,566	254,475	1,755,041
DTAs nonadmitted	—	(203,587)	(203,587)

Net admitted DTAs	$1,500,566	$50,888	$1,551,454

	As of December 31, 2010
	Ordinary	Capital	Total
DTAs	$3,313,854	$158,039	$3,471,893
DTLs	(1,511,093)	—	(1,511,093)

Net DTAs	1,802,761	158,039	1,960,800
DTAs nonadmitted	(168,085)	(158,039)	(326,124)

Net admitted DTAs	$1,634,676	$—	$1,634,676

	Change
	Ordinary	Capital	Total
DTAs	$614,568	$96,436	$711,004
DTLs	(916,763)	—	(916,763)

Net DTAs	(302,195)	96,436	(205,759)
DTAs nonadmitted	168,085	(45,548)	122,537

Net admitted DTAs	$(134,110)	$50,888	$(83,222)

The calculations above have not been impacted by tax-planning strategies.

The Company admits DTAs pursuant to paragraph 10.e. of SSAP No. 10R. As of December 31, 2011, the Company’s total adjusted capital and authorized control level risk-based capital before the additional amount admitted under SSAP No. 10R was $76,632,797 and $6,759,910, respectively. As of December 31, 2010, the Company’s adjusted capital and authorized control level risk-based capital before the additional amount admitted under SSAP No. 10R was $69,890,198 and $5,964,483, respectively for the year ended December 31, 2010.

The Company has no DTLs which have not been recognized as of December 31, 2011 and 2010.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

9. Income Taxes (continued)

Increases in ordinary admitted DTAs are summarized by tax character as follows:

	As of December 31, 2011
	Ordinary	Capital	Total
Admitted through potential carry back	$704,960	$14,714	$719,674
Admitted through offset of DTLs	2,427,856	—	2,427,856

Total admitted using one year reversal of DTAs	3,132,816	14,714	3,147,530

Admitted through potential carry back	1,898,713	50,888	1,949,601
Admitted through offset of DTLs	2,029,709	—	2,029,709

Total admitted using three year reversal of DTAs	3,928,422	50,888	3,979,310

Additional amount admitted under SSAP No. 10R	$795,606	$36,174	$831,780

	As of December 31, 2010
	Ordinary	Capital	Total
Admitted through potential carry back	$848,349	$—	$848,349
Admitted through offset of DTLs	1,511,093	—	1,511,093

Total admitted using one year reversal of DTAs	2,359,422	—	2,359,442

Admitted through potential carry back	1,634,676	—	1,634,676
Admitted through offset of DTLs	1,511,093	—	1,511,093

Total admitted using three year reversal of DTAs	3,145,769	—	3,145,769

Additional amount admitted under SSAP No. 10R	$786,327	$—	$786,327

	Change
	Ordinary	Capital	Total
Admitted through potential carry back	$(143,388)	$14,714	$(128,674)
Admitted through future realization	—	—	—
Admitted through offset of DTLs	916,763	—	916,763

Total admitted using one year reversal of DTAs	773,375	14,714	788,089

Admitted through potential carry back	264,038	50,888	314,926
Admitted through future realization	—	—	—
Admitted through offset of DTLs	518,616	—	518,616

Total admitted using three year reversal of DTAs	782,654	50,888	833,542

Additional amount admitted under SSAP No. 10R	$9,279	$36,174	$45,453

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

9. Income Taxes (continued)

The components of current income tax expense are as follows:

	Year Ended December 31,
	2011	2010	2009
Current year tax provision	$3,153,553	$3,093,096	$206,451
Tax credits	(366,160)	—	—
Prior year (over) under accrual	(169,893)	740	5,921
Surplus adjustment	(607,135)	—	—

Income tax expense from operations	2,010,365	3,093,836	212,372
Taxes on capital gains (losses)	402,599	383,929	(302,440)

Current income taxes incurred	$2,412,964	$3,477,765	$(90,068)

The main components of deferred tax amounts are as follows:

	As of December 31,
	2011	2010	Net Change
Assets
Investments	$433,684	$158,038	$275,646
Nonadmitted assets	143,757	350,347	(206,590)
Proxy deferred acquisition costs	2,879,236	2,520,710	358,526
Reserves	235,590	442,151	(206,561)
All others	490,630	647	489,983

Total DTAs	4,182,897	3,471,893	711,004

Total DTAs – nonadmitted	203,587	326,124	(122,537)

Liabilities
Investments	2,389,525	1,470,436	919,089
Deferred premium/loading	16,588	17,986	(1,398)
All others	21,743	22,671	(928)

Total DTLs	$2,427,856	$1,511,093	$916,763

Change in net DTA			$(205,759)

Surplus adjustments:
Tax effect of change in nonadmitted assets			206,590
Adjustment to prior year net DTAs			797,905

Adjusted change in net deferred income tax			$798,736

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

9. Income Taxes (continued)

No adjustments were made to the Company’s gross DTAs because of a change in circumstances. The Company expects it will fully realize the DTAs and no statutory valuation allowance has been recorded as of December 31, 2011 and 2010.

Differences between the federal income tax provision and the change in deferred taxes computed by applying the United States federal income tax rate of 35% to the net gain from operations before federal income taxes and the realized capital gains (losses) and the actual tax provision are as follows:

	Year Ended December 31,
	2011	2010	2009
Ordinary income tax at federal statutory rate (35%)	$2,595,885	$3,914,594	$37,030
Taxes on capital gains (losses) at federal statutory rate (35%)	207,444	296,853	(388,170)

Total expected income tax expense (benefit)	2,803,329	4,211,447	(351,140)
Significant statutory-to-tax adjustments on current taxes:
Dividends received deduction	(175)	(175)	(175)
Tax credits	(366,160)	—	—
Permanent items and other adjustments	302	215	134
Change in interest maintenance reserve	(46,040)	7,727	34,122
Prior year adjustments	(169,893)	740	5,921
Amount allocated to cumulative adjustment	(607,135)	—	—

Federal income tax expense (benefit)	$1,614,228	$4,219,954	$(311,138)

Federal taxes incurred	$2,412,964	$3,477,765	$(90,068)
Change in net deferred income taxes	(798,736)	742,189	(221,070)

Total statutory income tax expense (benefit)	$1,614,228	$4,219,954	$(311,138)

The Company’s federal income tax return is consolidated with the Parent and its wholly owned subsidiary, Symetra National Life Insurance Company. The Company had no net operating or capital loss carryforward amounts as of December 31, 2011 or 2010.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

9. Income Taxes (continued)

The amount of federal income taxes incurred that are available for recovery in the event of the carryback of future net losses is as follows:

	Year Ended December 31,
	2011	2010	2009
Ordinary income	$2,787,393	$3,307,133	$206,004
Capital gain	402,599	—	—

The Company does not have any deposits admitted under Section 6603 of the Internal Revenue Code. The Company has no tax contingencies for the years ended December 31, 2011, 2010 or 2009.

The Company includes penalties and interest accrued related to unrecognized tax benefits in the calculation of federal income tax expense. As of December 31, 2011, the Company has no unrecognized tax benefits and does not expect significant changes within the next twelve months.

The Company’s federal income tax returns have been examined and closing agreements have been executed with the Internal Revenue Service, or the statute of limitations has expired for all tax periods through December 31, 2007.

10. Employee Benefit Plans

The Company participates in a defined contribution 401(k) plan sponsored by the Parent for all eligible employees that includes a matching contribution of 100% of a participant’s contributions, up to 6% of eligible compensation. The expense related to this plan was not material for the years ended December 31, 2011, 2010, or 2009.

11. Separate Accounts

The Company utilizes separate accounts to record and account for assets and liabilities for the Company’s individual variable annuity products. In accordance with New York State procedures for approving items within the separate account, the separate account classification of the individual variable annuities is supported by New York Insurance Article 42, Section 4240.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

11. Separate Accounts (continued)

In accordance with contract provisions relating to the Company’s separate account products, 100% of the individual variable annuity assets are legally insulated from the general account, preventing such assets from being generally available to satisfy claims resulting from the general account.

In accordance with contract provisions relating to the Company’s separate account products, some separate account liabilities are guaranteed by the general account. The separate account does not compensate the general account for the risk taken.

The Company does not engage in securities lending transactions within the separate account.

The following table provides premium and reserve information for the separate account of the Company as of December 31, 2011 and 2010.

	Year Ended December 31
	2011	2010	2009
Premiums, considerations and other deposits	$10,080	$8,560	$7,600

	As of December 31
	2011	2010
Reserves:
For accounts with assets at fair value	$157,703	$156,060

By withdrawal characteristics at fair value	$157,703	$156,060

The following table provides a reconciliation of amounts transferred to and from the separate accounts.

	Year Ended December 31,
	2011	2010	2009
Transfers as reported in the summary of operations of the separate accounts statement:
Transfers to separate accounts	$22,140	$12,616	$9,662
Transfers from separate accounts	(15,793)	(31,456)	(12,032)

Net transfers to (from) separate accounts	$6,347	$(18,840)	$(2,370)

Transfers as reported in the summary of operations of the life, accident and health annual statement	$6,347	$(18,840)	$(2,370)

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

12. Related-Party Transactions

The following transactions were entered into by the Company with related parties and affiliates. Non-insurance transactions involving less than 0.5% of the Company’s admitted assets are omitted, with the exception of cost allocation transactions, which are discussed separately. Capital contributions from the Parent are disclosed in Note 8.

The Company is party to an Investment Management Agreement with White Mountains Advisors, LLC (WMA), a subsidiary of White Mountains Insurance Group, Ltd. White Mountains Insurance Group, Ltd. is a related party who beneficially owns 26,887,872 shares or 21.0% of Symetra Financial Corporation’s common stock. This agreement, as amended, provides for investment advisory services related to the Company’s invested assets and portfolio management services. Expenses amounted to $329,228, $281,427 and $222,219 for the years ended December 31, 2011, 2010 and 2009, respectively. Amounts due to WMA were $82,253 and $69,027 as of December 31, 2011 and 2010, respectively.

The Company has not agreed to any guarantees for affiliates.

Symetra Life has agreed to perform administrative and other services for the Company as stated in the Administrative Services Agreement, dated November 1, 1998, filed with the Department. The Company was charged $2,446,249, $2,218,159 and $2,248,106 for the years ended 2011, 2010 and 2009, respectively, for expenses incurred on its behalf. These expenses include charges for rent, corporate overhead, data processing systems, payroll, benefits, and other miscellaneous charges and are included in investment and general insurance expenses on the statements of operations.

It is the Company’s policy to settle amounts due to affiliated companies within 30 days. As of December 31, 2011 and 2010, the Company reported $448,867 and $966,967, respectively due to affiliated companies.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

13. Commitments and Contingencies

Guaranty Fund Assessments

Under state insolvency and guaranty laws, insurers licensed to do business in a state can be assessed or required to contribute to state guaranty funds to cover policyholder losses resulting from insurer insolvencies. Liabilities for guaranty funds are not discounted or recorded net of premium tax offsets and are included in other liabilities in the balance sheets. As of December 31, 2011, the Company had liabilities of $3,700,000 for estimated guaranty fund assessments, with a related asset for premium tax offsets of $2,300,000. As of December 31, 2010, the Company had no liabilities for estimated guaranty fund assessments and no related asset for premium tax offsets. Premium tax offsets are available for a period of fifteen years.

Investment in Limited Partnerships

As of December 31, 2011, the Company was invested in one limited partnership interest related to a state tax credit investment, which was entered into in the current year. The Company unconditionally committed to provide capital contributions totaling $651,480. Capital contributions of $1,000 were paid as of December 31, 2011, with the remaining expected cash capital contributions as follows:

Year	Expected Cash Capital Contributions
2012	$599,240
2016	51,240

Total expected capital contributions	$650,480

Litigation

Because of the nature of the business, the Company is subject to legal actions filed or threatened in the ordinary course of its business operations. The Company does not expect that any such litigation, pending or threatened as of December 31, 2011, will have a material adverse effect on its financial condition, future operating results, or liquidity.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

13. Commitments and Contingencies (continued)

Other Commitments

As of December 31, 2011 and 2010, unfunded mortgage loan commitments were $2,855,000 and $1,500,000, respectively.

The Company had no other material commitments or contingencies as of December 31, 2011 or 2010.

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

14. Organization Chart

The following table represents the Company’s organizational chart as of December 31, 2011.

Name	FEIN	NAIC #	Domicile	Beneficial Ownership

Symetra Financial Corporation	20-0978027		DE	21.0%†**	White Mountains Insurance Group, Ltd.*

				21.0%†**	Berkshire Hathaway, Inc.

				58.0%†	Other equity investors (each with less than 10% ownership)

Symetra Life Insurance Company	91-0742147	68608	WA	100.0%	Symetra Financial Corporation

Symetra National Life Insurance Company	91-1079693	90581	WA	100.0%	Symetra Life Insurance Company

First Symetra National Life Insurance Company of New York	91-1367496	78417	NY	100.0%	Symetra Life Insurance Company

Symetra Assigned Benefits Service Company	91-1246870		WA	100.0%	Symetra Financial Corporation

Symetra Administrative Services, Inc.	91-1364981		WA	100.0%	Symetra Financial Corporation

Symetra Securities, Inc.	91-0824835		WA	100.0%	Symetra Financial Corporation

Symetra Investment Management, Inc.	36-4715812		WA	100.0%	Symetra Financial Corporation

Symetra Investment Services, Inc.	91-1354455		WA	100.0%	Symetra Financial Corporation

Clearscape Funding Corporation	20-3820455		WA	100.0%	Symetra Financial Corporation

First Symetra National Life Insurance Company of New York

Notes to Financial Statements – Statutory Basis (continued)

WSF Receivable I, LLC	26-1099574	FL	100.0%	Clearscape Funding Corporation

Health Network Strategies, LLC	20-8947838	DE	60.0%	Symetra Financial Corporation

			40.0%	Other members

Medical Risk Managers, Inc.	51-0309072	DE	100.0%	Symetra Financial Corporation

TIF Invest III, LLC	26-3530060	DE	100.0%	Symetra Financial Corporation

*	General Reinsurance Corporation is the direct owner of 21%, including exercisable warrants. General Reinsurance Corporation’s ultimate controlling person, Berkshire Hathaway, Inc., has filed a Disclaimer of Control with the reporting person’s domiciliary jurisdiction. White Mountains Insurance Group, Ltd. is the beneficial owner of 21%, including exercisable warrants. No direct owner whose ultimate controlling person is White Mountains Insurance Group, Ltd. has ownership of 10% or greater.
**	Includes warrants exercisable for common shares
†	As of February 24, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors

First Symetra National Life Insurance of New York

We have audited the statutory-basis financial statements of First Symetra National Life Insurance of New York as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011, and have issued our report thereon dated April 13, 2012 (included elsewhere in this Registration Statement). Our audits also included the following financial statement schedules: Schedule I — Summary of Investments — Other Than Investments in Related Parties; Schedule IV — Reinsurance; and Schedule VI — Supplemental Information Concerning Insurance Operations. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Seattle, Washington

April 13, 2012

Schedule I

Summary of Investments-Other Than Investments in Related Parties

Year Ended December 31, 2011

	Cost or Amortized Cost	Fair Value	Amount as Shown in the Balance Sheet
Fixed maturities:
Bonds:
United States government and government agencies and authorities	$472,693	$644,063	$472,693
States, municipalities, and political subdivisions	530,108	538,173	530,108
Foreign governments	—	—	—
Public utilities	33,849,180	36,963,848	33,849,180
Convertibles and bonds with warrants attached	—	—	—
All other corporate bonds	400,415,324	435,573,307	400,415,324
Mortgage-backed securities	171,939,619	186,543,562	171,939,619
Redeemable preferred stock		—	—

Total fixed maturities	607,206,924	660,262,953	607,206,924

	—	—	—
Marketable Equity securities:
Common stock:
Public utilities	—	—	—
Banks, trusts and insurance companies	—	—	—
Industrial, miscellaneous, and all other	—	—	—
Nonredeemable preferred stocks	—	—	—

Total marketable equity securities	—	—	—

	—	—	—
Mortgage loans	61,778,295	66,871,849	61,778,295
Policy loans	116,985	116,985	116,985
Other long-term investments	60,109	99,034	60,109
Short-term investments	18,948,563	18,948,563	18,948,563

Total other	80,903,952	86,036,431	80,903,952

Total Investments*	$688,110,876	$746,299,384	$688,110,876

*	Excludes Cash of ($1,615,170) and receivables for securities of $27,589.

Symetra Life Insurance Company

Schedule IV—Reinsurance

(All amounts in millions unless otherwise stated)

	Gross amount	Ceded to other companies	Assumed from companies	Net amount	Percentage of amount assumed to net
For the year ended December 31, 2011
Life insurance in-force	54,178.3	23,357.6	219.8	30,820.7	0.7%

For the year ended December 31, 2010
Life insurance in-force	54,859.9	23,857.1	204.2	31,002.8	0.7%

For the year ended December 31, 2009
Life insurance in-force	54,915.7	24,216.5	199.9	30,699.2	0.7%

First Symetra National Life Insurance Company of New York

Schedule IV—Reinsurance

	Gross amount	Ceded to other companies	Assumed from companies	Net amount	Percentage of amount assumed to net
For the year ended December 31, 2011
Life insurance in-force	82,933,631	28,205,380	—	54,728,251	0.0%
Premiums:
Life and annuities	$110,524,993	$52,498	$—	$110,472,495	0.0%
Accident and health insurance	11,980,333	503,556	—	11,476,777	0.0%

Total premiums	$122,505,326	$556,054	$—	$121,949,272	0.0%

For the year ended December 31, 2010
Life insurance in-force	72,724,161	30,269,450	—	42,454,711	0.0%
Premiums:
Life and annuities	$105,534,039	$56,340	$—	$221,811,182	0.0%
Accident and health insurance	11,316,741	375,989	—	10,178,837	0.0%

Total premiums	$116,850,780	$432,329	$—	$116,418,451	0.0%

For the year ended December 31, 2009
Life insurance in-force	61,388,473	29,373,775	—	32,014,698	0.0%
Premiums:
Life and annuities	$221,863,776	$52,594	$—	$221,811,182	0.0%
Accident and health insurance	10,431,883	253,046	—	10,178,837	0.0%

Total premiums	$232,295,659	$305,640	$—	$231,990,019	0.0%

Symetra Life Insurance Company

Schedule VI—Supplemental Information Concerning Insurance Operations

(All amounts in millions unless otherwise stated)

Segment	Policy and contract liabilities (1)	Unearned premiums	Liability for deposit type contracts	Premium and annuity considerations	Net investment income	Benefits	General insurance expenses
Year ended December 31, 2011
Benefits	$157.2	$2.7	$0.8	$489.6	$17.3	$309.4	$90.6
Deferred Annuities	9,575.8		119.6	1,854.1	495.6	2,180.0	67.4
Income Annuities	4,026.1		1,975.4	119.5	430.7	550.8	20.8
Life	1,669.9	0.3	0.3	163.5	94.1	246.6	50.0
Other					$15.1	$—	$—

	$15,429.0	$3.0	$2,096.1	$2,626.7	$1,052.8	$3,286.8	$228.8

Year ended December 31, 2010
Benefits	$113.1	$2.0	$1.2	$422.3	$18.0	$274.3	$74.3
Deferred Annuities	8,313.4	—	122.3	1,853.4	433.7	2,138.9	60.3
Income Annuities	3,935.6	—	2,070.3	152.2	441.9	539.1	18.8
Individual	1,572.8	0.3	0.3	584.3	94.9	196.8	49.2
Other	—	$—	$—	—	$17.3	$—	$3.4

	$13,934.9	$2.3	$2,194.1	$3,012.2	$1,005.8	$3,149.1	$206.0

Year ended December 31, 2009
Benefits	$113.2	$1.7	$1.1	$421.8	$17.2	$286.7	$73.8
Deferred Annuities	6,900.0	—	117.7	2,121.3	365.8	2,380.7	60.8
Income Annuities	3,840.8	—	2,189.8	150.8	445.9	545.5	17.1
Individual	1,529.0	0.4	0.3	134.0	98.8	105.5	47.9
Other	$—	$—	$—	$—	$19.8	$—	$1.8

	$12,383.0	$2.1	$2,308.9	$2,827.9	$947.5	$3,318.4	$201.4

(1)	This includes life and annuity reserves, accident and health reserves, and policy and contract claims.

First Symetra National Life Insurance Company of New York

Schedule VI—Supplemental Information Concerning Insurance Operations

Segment	Policy and contract liabilities (1)	Unearned premiums	Liability for deposit type contracts	Premium and annuity considerations	Net investment income	Benefits	General insurance expenses
Year ended December 31, 2011
Benefits	4,249,248			11,476,777	815,252	10,159,775	667,404
Deferred Annuities	580,627,771		10,362,366	100,242,498	32,230,199	117,710,795	1,631,044
Life	20,494,169	536		10,229,997	1,085,648	10,087,958	474,786

	$605,371,188	$536	$10,362,366	$121,949,272	$34,131,099	$137,958,528	$2,773,234

Year ended December 31, 2010
Benefits	$3,181,811	$9,038	$—	$10,940,752	$719,584	$8,696,742	$695,751
Deferred Annuities	540,141,419	—	6,852,065	97,415,399	29,761,745	110,667,372	1,367,616
Individual	11,093,437	294	—	8,062,300	476,193	8,052,849	224,367

	$554,416,667	$9,332	$6,852,065	$116,418,451	$30,957,522	$127,416,963	$2,287,734

Year ended December 31, 2009
Benefits	$3,410,919	$9,264	$—	$10,178,837	$492,310	$8,479,910	$794,236
Deferred Annuities	457,784,473	—	6,127,951	219,204,463	22,544,092	228,955,841	1,352,083
Individual	3,192,076	327	—	2,606,719	120,030	2,515,014	234,426

	$464,387,468	$9,591	$6,127,951	$231,990,019	$23,156,432	$239,950,765	$2,380,745

(1)	This includes life and annuity reserves, accident and health reserves, and policy and contract claims.

FIRST SYMETRA SEPARATE ACCOUNT S

PART C

OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

a.	Financial Statements The following audited financial statements of First Symetra Separate Account S and First Symetra National Life Insurance Company of New York (“First Symetra”) are included in the Statement of Additional Information of this Registration Statement:

1.	The financial statements of First Symetra Separate Account S as of December 31, 2011 and for each of the two years in the period then ended.
2.	The statutory-basis financial statements of First Symetra National Life Insurance Company of New York as of December 31, 2011 and 2010, and for each of the three years in the period ended December 31, 2011.
3.	Financial Statement Schedules for First Symetra National Life Insurance Company of New York.
•	Schedule I – Summary of Investments - Other Than Investments in Related Parties
•	Schedule IV – Reinsurance
•	Schedule VI – Supplemental Information Concerning Insurance Operations
We omit other schedules from this list – and from this Registration Statement – because they either are not applicable or the information is included in our audited financial statements.

b.	Exhibits

Exhibit	Description	Reference

1	Resolution of Board of Directors of the First Symetra authorizing the Separate Account	1/

2	Not Applicable

3	(a) Form of Principal Underwriter's Agreement Amendment to Principal Underwriter’s Agreement (b) Form of Broker-Dealer Selling Agreement	1/ 2/ 7/

4.

a)    Form of Individual Flexible Premium Deferred Variable Annuity Contract

b)    Form of Individual Flexible Premium Deferred Variable Annuity Contract Data Page

c)    Form of Wealth Transfer Benefit Rider

d)    Form of Wealth Transfer Benefit Rider Data Page

6/ 6/ 6/ 6/

5.	Form of Application for Annuity Contract	6/

6.

(a)    Copy of Certificate of Incorporation of First Symetra

Amendment to Certificate of Incorporation of First Symetra dated March 4, 1999

Amendment to Certificate of Incorporation of First Symetra dated September 1, 2004

Amendment to Certificate of Incorporation of First Symetra dated February 1, 2005

Amendment to Certificate of Incorporation of First Symetra dated March 23, 2010

(b)    Copy of the Bylaws of First Symetra as last amended March 4, 2010

1/ 2/ 2/ 2/ 5/ 5/

7.	Form of Reinsurance Agreement	Filed Herewith

Exhibit	Description	Reference
8.	Participation Agreement (Alliance Bernstein)	Filed Herewith

	Participation Agreement (ACVP)	Filed Herewith

	Participation Agreement (AIM/INVESCO)	Filed Herewith

	Participation Agreement (BlackRock)	Filed Herewith

	Participation Agreement (Calvert)	Filed Herewith

	Participation Agreement (Columbia VIT)	Filed Herewith

	Participation Agreement (Columbia VIT I)	Filed Herewith

	Participation Agreement (Columbia VST II)	Filed Herewith

	Participation Agreement (Delaware)	Filed Herewith

	Participation Agreement (DFA)	Filed Herewith

	Participation Agreement (Dreyfus)	Filed Herewith

	Participation Agreement (Fidelity)	3/
	Sub-Licensing Agreement	3/
	Amendment No. 1 to Participation Agreement (Fidelity)	4/
	Amendment No. 2 to Participation Agreement (Fidelity)	Filed Herewith

	Participation Agreement (Franklin Templeton)	Filed Herewith

	Participation Agreement (Janus)	Filed Herewith

	Participation Agreement (J.P. Morgan Insurance Trust)	Filed Herewith

	Participation Agreement (MFS)	Filed Herewith

	Participation Agreement (PIMCO)	Filed Herewith

	Participation Agreement (Pioneer)	Filed Herewith

	Participation Agreement (Royce Capital)	Filed Herewith

	Participation Agreement (Sentinel)	Filed Herewith

	Participation Agreement (Symetra Investment Management, Inc)	Filed Herewith

	Participation Agreement (T.Rowe Price)	Filed Herewith

	Participation Agreement (Van Eck)	Filed Herewith

	Participation Agreement (Vanguard)	Filed Herewith

9.	Opinion and Consent of Counsel	Filed Herewith

2

Exhibit	Description	Reference
10.	Consent of Ernst and Young LLP, Independent Registered Public Accounting Firm	Filed Herewith

11.	Not Applicable

12.	Not Applicable

1/	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 filed with the Securities and Exchange Commission (“SEC”) on March 7, 1997 (File No. 333-17095).

2/	Incorporated by reference to Registrant’s Initial Product Filing to Form N-4 registration statement of First Symetra Separate Account S filed with the SEC on February 1, 2007 (File No. 333-140379).

3/	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 on Form N-4 registration statement of First Symetra Separate Account S filed with the SEC on May 15, 2007 (File No. 333-140379).

4/	Incorporated by reference to Registrant’s Post-Effective Amendment No. 4 on Form N-4 registration statement of First Symetra Separate Account S filed with the SEC on April 30, 2008 (File No.
333-140379).

5/	Incorporated by reference to Registrant’s Post-Effective Amendment No. 6 on Form N-4 registration statement of First Symetra Separate Account S filed with the SEC on April 30, 2010 (File No.
333-140379).

6/	Incorporated by reference to Registrant’s Initial Product Filing to Form N-4 registration statement of First Symetra Separate Account S filed with the SEC on August 6, 2012 (File No. 333-183087).

7/	Incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 on Form N-4 registration statement of First Symetra Separate Account S filed with the SEC on November 1, 2012 (File No.
333-183087).

Item 25.    Directors and Officers of the Depositor

Set forth below is a list of each director and senior officer of First Symetra who is engaged in activities relating to First Symetra Separate Account S or the variable annuity contracts offered through First Symetra Separate Account S.

Name	Positions with First Symetra	Principal Business Address
Thomas M. Marra	Director and President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Daniel R. Guilbert	Director and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
David S. Goldstein	Director, Senior Vice President, General Counsel and Secretary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Margaret A. Meister	Director, Chief Financial Officer and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Tommie D. Brooks	Senior Vice President and Chief Actuary	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

3

Colleen M. Murphy	Senior Vice President, Controller, and Treasurer	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Suzanne Webb Sainato	Vice President and Chief Compliance Officer	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004
Michael W. Fry	Director and Executive Vice President	777 108th Avenue NE, Suite 1200 Bellevue, WA 98004

Item 26. Persons Controlled By or Under Common Control With the Depositor or Registrant

No person is directly or indirectly controlled by the Depositor, First Symetra or the Registrant, First Symetra Separate Account S. First Symetra established First Symetra Separate Account S by resolution of its Board of Directors pursuant to New York law. First Symetra is a wholly owned subsidiary of Symetra Life Insurance Company (“Symetra Life”). Symetra Life is a wholly owned subsidiary of Symetra Financial Corporation. Symetra Financial Corporation is organized under Delaware law. First Symetra is organized under New York law and Symetra Life is organized under Washington law. All subsidiaries of Symetra Financial Corporation are included in consolidated financial statements. In addition, First Symetra files a separate financial statement in connection with its issuance of products associated with the Registrant and other separate accounts. Following is the organizational chart of Symetra Financial Corporation.

Name	Ownership	State of Incorporation	Business
Symetra Financial Corporation	Holding Company	DE	Insurance Holding Company
Symetra Life Insurance Company	100% Symetra Financial Corporation	WA	Life Insurance Company
Symetra National Life Insurance Company	100% Symetra Life Insurance Company	WA	Life Insurance Company
First Symetra National Life Insurance Company of New York	100% Symetra Life Insurance Company	NY	Life Insurance Company
Symetra Assigned Benefits Service Company	100% Symetra Financial Corporation	WA	Structured Settlements Assignments and Factoring
Symetra Administrative Services, Inc.	100% Symetra Financial Corporation	WA	Holding Company
Symetra Securities, Inc.	100% Symetra Financial Corporation	WA	Broker Dealer/ Underwriter
Symetra Investment Services, Inc.	100% Symetra Financial Corporation	WA	Broker Dealer
Symetra Investment Management, Inc.	100% Symetra Financial Corporation	WA	Investment Advisor
Clearscape Funding Corporation	100% Symetra Financial Corporation	WA	Structured Settlements Factoring
WSF Receivables I, LLC	100% Clearscape Funding Corporation	FL	Investment
Medical Risk Managers, Inc.	100% Symetra Financial Corporation	DE	Managing Underwriter
Health Network Strategies, LLC	60% Symetra Financial Corporation, 40% Other Members	DE	Benefit Plan Consultant
TIF Invest III, LLC	100% Symetra Financial Corporation	DE	Investment

Item 27. Number of Contract Owners

As of September 30, 2012, there were 7 Contract Owners under the Registrant.

Item 28. Indemnification

Subject to the Business Corporation Law of New York and certain other requirements, First Symetra provides indemnification under its bylaws generally as follows:

(a)	Derivative suits. First Symetra shall indemnify any person threatened to be or made a party to an action by or in the right of First Symetra by reason of the fact that he/she is or was a director, officer or employee of First Symetra, against amounts paid in settlement and the reasonable expenses actually and necessarily incurred by him/her in connection with the defense of such action or any appeal therein, except that no indemnification shall be made in respect of (1) an action which is settled or otherwise disposed of, or (2) any matter as to which such person shall have been adjudged to be liable to First Symetra, unless the court in which the action was brought determines that the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and/or expenses as the court deems proper.

(b)	Third party suits. First Symetra shall indemnify any person threatened to be or made a party to an action or proceeding (other than a derivative suit), including an action by or in the right of any other corporation, by reason of the fact that he/she was a director, officer or employee of First Symetra, or served such other corporation in any capacity at the request of First Symetra, against judgments, fines, amounts paid in settlement and reasonable expenses actually and necessarily incurred as a result of such action or proceeding or any appeal therein, if such director, officer or employee acted in good faith, under a reasonable belief that his/her conduct was lawful, and for a purpose which he/she reasonably believed to be in, or not opposed to, the best interest of First Symetra, depending on the circumstances.

Under certain Director and Officer Indemnification Agreements (“Agreement(s)”) between First Symetra’s ultimate holding company, Symetra Financial Corporation, and directors and/or officers of First Symetra (“Indemnitees”), Symetra Financial Corporation indemnifies and holds harmless Indemnitees, to the full extent permitted by the laws of the State of Delaware in effect at the time the Agreement is effective or as such laws may from time to time be amended, against all Indemnifiable Losses related to, resulting from or arising out of any Claim (subject to certain exceptions) where:

•

a “Claim” means any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether instituted, made or conducted by Symetra Financial Corporation or any other party, including without limitation any governmental entity that an Indemnitee determines might lead to the institution of any such action, suit or proceeding, whether civil, criminal, administrative, arbitrative, investigative or other;

•

“Indemnifiable Losses” means any and all Expenses, damages, losses, liabilities, judgments, fines, penalties and amounts paid in settlement (including without limitation all interest, assessments and other charges paid or payable in connection with or in respect of any of the foregoing) (collectively “Losses”) relating to, resulting from or arising out of any Claims by reason of the fact that (i) Indemnitee is or was a director, officer, employee or agent of Symetra Financial Corporation and/or of a subsidiary of Symetra Financial Corporation; or (ii) Indemnitee is or was serving at the request of Symetra Financial Corporation as a director, officer, employee or agent of another corporation, partnership, non-profit organization, joint venture, trust or other enterprise; and

•

“Expenses” includes against all direct and indirect costs and expenses of any type whatsoever (including without limitation all attorneys’ and experts’ fees, expenses and charges) and all other costs, expenses and obligations actually and reasonably paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, a claim.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of First Symetra pursuant to such provisions of the bylaws, statutes, agreements, or otherwise, First Symetra has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by First Symetra or Symetra Financial Corporation of expenses incurred or paid by a director, officer or controlling person of First Symetra in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the contracts issued by the Separate Account, First Symetra will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

a. Symetra Securities, Inc., the principal underwriter for the Contracts, also acts as the principal underwriter for other First Symetra Individual Variable Annuity contracts.

b. The following information is provided for each officer and director of the principal underwriter:

Name	Positions and Offices with Underwriter	Principal Business Address
Kevin D. Knull	Director and President	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Richard G. LaVoice	Director	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Margaret A. Meister	Chairman of the Board	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Leslie A. Harrison	Vice President and Chief Compliance Officer	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Glenn A. Black	Vice President	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Andrew M. Farrell	Vice President and Chief Operating Officer	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Jeffrey S. Clark	Treasurer and Financial Principal	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Richard T. Moran	Director	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Suzanne Webb Sainato	Director	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Gregory L. Gassaway	Assistant Vice President	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Michael H. Polley	Secretary	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Julie M. Bodmer	Assistant Secretary	777 108th Ave NE, Suite 1200 Bellevue, WA 98004
Michael E. James	Assistant Treasurer	777 108th Ave NE, Suite 1200 Bellevue, WA 98004

c.	During the fiscal year ended December 31, 2011, Symetra Securities, Inc. received $695.00 in commissions for the distribution of certain annuity contracts sold in connection with Registrant of which no payments were retained. Symetra Securities, Inc. did not receive any other compensation in connection with the sale of Registrant's contracts.

Item 30. Location of Accounts and Records

The accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by Symetra Life Insurance Company at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004 pursuant to an administrative services agreement with First Symetra National Life Insurance Company of New York.

Item 31. Management Services

Not Applicable

Item 32. Undertakings

1.	The Registrant hereby undertakes to:

a.	File a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

b.	Include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

c.	Deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Representation

1.	Pursuant to the Investment Company Act of 1940, First Symetra represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by First Symetra.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement and has duly caused this Registration Statement to be signed on its behalf, in the City of Bellevue and State of Washington, on this 16th day of November, 2012.

FIRST SYMETRA SEPARATE ACCOUNT S
Registrant

By:	First Symetra National Life Insurance Company of New York

By:	THOMAS M. MARRA*

Thomas M. Marra, Director

FIRST SYMETRA NATIONAL LIFE INSURANCE COMPANY OF NEW YORK
Depositor

By:	THOMAS M. MARRA*
Thomas M. Marra, Director

Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated. Those signatures with an asterisk indicate that the signature was supplied by a duly appointed attorney-in-fact under a valid Power of Attorney which is filed herewith.

NAME	TITLE

Tommie D. Brooks *	Senior Vice President and Chief Actuary
Tommie D. Brooks

Michael W. Fry *	Director and Executive Vice President
Michael W. Fry

/s/ David S. Goldstein	Director, General Counsel, Senior Vice President and
David S. Goldstein	Secretary

Daniel R. Guilbert *	Director and Executive Vice President
Daniel R. Guilbert

Christine A. Katzmar Holmes *	Senior Vice President
Christine A. Katzmar Holmes

Richard G. LaVoice *	Executive Vice President
Richard G. LaVoice

Thomas M. Marra *	Director and President
Thomas M. Marra

Margaret A. Meister *	Director, Chief Financial Officer and
Margaret A. Meister	Executive Vice President

Colleen M. Murphy *	Senior Vice President, Controller, and Treasurer
Colleen M. Murphy